SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                                 DENTALSERV.COM
                                 --------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    24874C106
                              --------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 14, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                               Page 1 of 12 pages

CUSIP No.: 24874C106

NAME OF REPORTING PERSON

1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Adam Benowitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)[ ]
      (b)[ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF            7      SOLE VOTING POWER - 0
SHARES
BENEFICIALLY         8      SHARED VOTING POWER - 5,016,150
OWNED BY
EACH                 9      SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH          10     SHARED DISPOSITIVE POWER - 5,016,150

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,016,150

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      89.8%

14    TYPE OF REPORTING PERSON

      IN

                               Page 2 of 12 pages

CUSIP No.: 24874C106

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Opportunity Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)[ ]
      (b)[ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

NUMBER OF            7      SOLE VOTING POWER - 0
SHARES
BENEFICIALLY         8      SHARED VOTING POWER - 5,016,150
OWNED BY
EACH                 9      SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH          10     SHARED DISPOSITIVE POWER - 5,016,150

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,016,150

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      89.8%

14    TYPE OF REPORTING PERSON

      CO

                               Page 3 of 12 pages

CUSIP No.: 24874C106

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)[ ]
      (b)[ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF            7      SOLE VOTING POWER - 0
SHARES
BENEFICIALLY         8      SHARED VOTING POWER - 5,016,150
OWNED BY
EACH                 9      SOLE DISPOSITIVE POWER - 0
REPORTING
PERSON WITH          10     SHARED DISPOSITIVE POWER - 5,016,150

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,016,150

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      89.8%

14    TYPE OF REPORTING PERSON

      IA

                               Page 4 of 12 pages

                                EXPLANATORY NOTE

This Amendment No. 1 (this "Statement") amends and restates in its entirety the
Schedule 13D filed on December 21, 2006 by and on behalf of Vision Opportunity Master Fund, Ltd.

ITEM 1.     Security and Issuer.

      The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of DentalServ.Com, a Nevada corporation (the "Company" or the "Issuer"), with its principal executive offices located at 20 West 55th Street, Floor 5, New York, New York 10019.

ITEM 2.     Identity and Background.

      (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); and (3) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The Investment Manager serves as the investment manager of the Fund. Mr. Benowitz is the Managing Member of the Investment Manager and the Portfolio Manager of the Fund.

      The principal business of the Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Fund and other investment vehicles. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Fund (the "Directors and Officers").

      (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     Source and Amount of Funds or Other Consideration

      On December 15, 2006, the Company executed a Stock Purchase Agreement (the "PA") by and among three of the Company's stockholders (the "Sellers") on the one hand, and the Fund on the other hand. Under the PA, on December 15, 2006, the Sellers sold to the Fund 5,016,150 shares ("Shares") of Common Stock for $0.13 per share, for total consideration of $650,000. The purchase and sale of the Shares was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of cash funds for the purchased securities was internal capital of the Fund.

                               Page 5 of 12 pages

ITEM 4.     Purpose of Transaction.

      In late July, 2007, the Company entered into preliminary discussions with Medpro Safety Products, Inc., a privately held Delaware corporation ("Medpro"), and the Fund with a view toward acquiring Medpro in a reverse merger, exchange of capital stock transaction in which the operations, management and Board of Medpro would become the Company's operations, management and Board of Directors. Concurrent with the reverse merger, and conditioned upon the Company's entry into and closing of a definitive Agreement and Plan of Merger with Medpro, the Company would undertake a private placement offering of its newly authorized preferred stock, in units with Common Stock Purchase Warrants, for maximum gross proceeds of $13,000,000, to accredited investors, including primarily the Fund; and effect a reverse split of its issued and outstanding Common Stock on the basis of one (1) post-reverse split share for each four (4) pre-reverse split shares. On September 5, 2007, following additional, substantive discussion, the Company mutually agreed to terms and entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"), with Medpro. Pursuant to the Merger Agreement, Medpro will be acquired by and merged with and into Dentalserv.com (the "Reverse Merger"), with Dentalserv.com as the surviving corporation. In effecting the Merger, the Medpro capital stock shareholders, holding all of the issued and outstanding shares of Medpro common stock, 24,879,363 shares, par value $.01 per share (the "Medpro Common Stock"), will receive one (1) share of Dentalserv.com common stock, $.001 par value per share, in exchange for each
2.09 shares of Medpro Common Stock held. In total, the cashless exchange of stock Reverse Merger transaction will involve the issuance of some 11,878,628 post-reverse split shares of the Company's authorized, previously unissued common stock following reverse split of its common stock on the basis of one (1) post-split share for each four (4) pre-split shares. As other material aspects of the Merger Agreement, the name of the Company will be changed to "Medpro Safety Products, Inc.," the management of Medpro will become and replace the Company's current management and the Company's Board of Directors will be replaced by the members of the Board of Directors of Medpro. With completion of the Reverse Merger transaction, anticipated in October, 2007, another consequent change of control of the Company will have transpired upon closing of all of the component aspects of the overall transaction. The material conditional components of the Reverse Merger transaction, reverse split of the Company's common stock on the basis of one (1) post-reverse split share for each four (4) pre- reverse split shares, authorization and immediate private placement of the Company's initial issuance of preferred stock in units comprised of Series A Convertible Preferred Stock and a series of common stock purchase warrants, and change of the Company's name to "Medpro Safety Products, Inc." have each been approved, on August 14, 2007, by and through the written consent of the Company's Board, and by and through the written consent of shareholders representing more than 90% of the shares entitled to vote; without notice, meetings, or proxies as provided by Sections 78.315 and 78.320 of the Nevada Revised Statutes, and comprise corporate actions by the Company as if taken at corresponding special meetings for those purposes. The one for four reverse split of the Company's common stock, change of the Company's name and closing of the private placement of the Company's preferred stock units, are conditions to coincident closing of the Reverse Merger transaction.

      In accordance with the foregoing, the Company intends to undertake a private offering and sale of up to 6,638,230 units ("Units") comprised of one share of newly authorized, previously unissued Series A Convertible Preferred Stock and a variable series of Common Stock Purchase Warrants, for maximum gross cash proceeds of $13,000,000, at the placement price of $1.95 per Unit. The securities are to be offered for purchase by accredited investors only, including primarily, the Fund. There will be no underwriting discounts or commissions paid in the Units private placement offering. Each share of Series A Preferred Convertible Stock ("Preferred") is convertible into one (1) share of the Company's restricted Common Stock at the holder's option at any time. All of the Units are each comprised of one (1) Series A and one (1) Series B Common Stock Purchase Warrant. In the case of an investor purchasing Units in the offering for at an aggregate purchase price of $5,000,000 or more, each of the Units purchased will also be comprised of one (1) Series J Common Stock

                               Page 6 of 12 pages

Purchase Warrant and one (1) Series C Common Stock purchase Warrant to purchase one (1) additional authorized, previously unissued share of the Company's Common Stock. More particularly, included in the Units, subject to the contingencies specified, at the Unit purchase price, are the following Warrants: A Series A Warrant to purchase one (1) share of Common Stock at a purchase price of $1.81 per share; A Series B Warrant to purchase one (1) additional share of Common Stock at a purchase price of $1.99 per share. For investors purchasing an aggregate of at least 2,564,103 Units in the offering, each purchased Unit is also comprised of a Series J Warrant to purchase one (1) further additional share of Common Stock at the exercise price of $2.18 and one Series C Warrant to purchase one further additional share of Common Stock, also at the exercise price of $2.18. The Series C Warrant however, becomes exercisable only upon exercise of the corresponding Series J Warrant. The Series C Warrant is only included in those Units purchased by an investor for an aggregate purchase price of $5,000,000 or more. Exemption from the registration provisions of the Securities Act of 1933 for the transactions described above is claimed under
Section 4(2) of the Securities Act of 1933, among others, on the basis that the sales transactions do not involve any public offering and the purchasers are accredited investors having access to the kind of information registration would provide, appropriate investment representations were obtained, and the securities were to be issued with restricted securities legends and subject to stop-transfer instructions to the Company's transfer agent.

      All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

      The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.     Interest in Securities of the Issuer.

      (a) The Fund directly owns 5,016,150 shares of Common Stock, representing 89.8% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 5,584,000 shares of Common Stock outstanding as of the date of the filing of this Statement, as reported on the Issuer's Preliminary Information Statement on
Schedule 14C filed on September 10, 2007.

      (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 5,016,150 shares of Common Stock reported herein.

      (c) No transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

      (d)   Not applicable.

      (e)   Not applicable.

                               Page 7 of 12 pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      See Item 4 above.

ITEM 7.     Material to be Filed as Exhibits.

      Exh. #  Description
      ------  -----------

      1       Joint Filing Agreement.

      2       Amendment to the Articles of Incorporation, Article I Name and
              Article VI, Authorized Capital Stock.

      3       Certificate of Designations, Series A Convertible Preferred Stock.

      4       Specimen Series A Convertible Preferred Stock.

      5       Form of Series A Common Stock Purchase Warrant.

      6       Form of Series B Common Stock Purchase Warrant.

      7       Form of Series J Common Stock Purchase Warrant.

      8       Form of Series C Common Stock Purchase Warrant.

      9       Agreement and Plan of Merger dated September 5, 2007.

                               Page 8 of 12 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2007

                              ADAM BENOWITZ
                              VISION CAPITAL ADVISORS, LLC
                              VISION OPPORTUNITY MASTER FUND, LTD.

                              By: /s/ ADAM BENOWITZ
                                  ---------------------------------------------
                                  Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund




                               Page 9 of 12 pages

                                   SCHEDULE I

      The following information sets forth the (a) name, business address and citizenship, (b) present principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of the Fund.

DIRECTORS
---------

      Adam Benowitz (US Citizen)
      Managing Member
      Vision Capital Advisors, LLC (a private investment management firm) 20 West 55th Street, Fifth Floor
      New York, New York 10019

      Robert Arnott (British/Cayman Citizen)
      Box 31695
      One Breezy Pines
      Bel Air Drive, South Sound
      Grand Cayman KY1-1207
      Cayman Islands
      Mr. Arnott is a Chartered Accountant and performs consultancy services when required for trust companies, management companies and banks.

      Peter Young (Cayman Citizen)
      27 Hospital Road, George Town
      Grand Cayman KY-1109
      Cayman Islands
      Mr. Young is a Certified Public Accountant currently serving as Executive Vice President of Citi Hedge Fund Services (Cayman) Ltd. (a hedge fund administration firm).

EXECUTIVE OFFICERS
------------------

      None.

                               Page 10 of 12 pages

                                  EXHIBIT INDEX

Exh. #   Description
------   -----------

1        Joint Filing Agreement.

2 Amendment to the Articles of Incorporation, Article I Name and Article VI, Authorized Capital Stock.

3        Certificate of Designations, Series A Convertible Preferred Stock.

4        Specimen Series A Convertible Preferred Stock.

5        Form of Series A Common Stock Purchase Warrant.

6        Form of Series B Common Stock Purchase Warrant.

7        Form of Series J Common Stock Purchase Warrant.

8        Form of Series C Common Stock Purchase Warrant.

9        Agreement and Plan of Merger dated September 5, 2007.

                               Page 11 of 12 pages

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of DentalServ.com is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 4, 2007

                               ADAM BENOWITZ
                               VISION CAPITAL ADVISORS, LLC
                               VISION OPPORTUNITY MASTER FUND, LTD.

                               By: /s/ ADAM BENOWITZ
                                   --------------------------------------------
                                   Adam Benowitz, for himself, as Managing
                                   Member of the Investment Manager and as
                                   Portfolio Manager of the Fund




                               Page 12 of 12 pages

                                    EXHIBIT 2

=================================================================






                       Articles of Amendment
                                of
                    Articles of Incorporation
                                of
                          DENTALSERV.COM

























=================================================================

                        STATE OF NEVADA

                     ARTICLES OF AMENDMENT

                              OF

                   ARTICLES OF INCORPORATION

                              OF

                         DENTALSERV.COM

DENTALSERV.COM, a Nevada corporation (the "Corporation"), does hereby certify that:

First:   That the Board of Directors of DentalServ.Com  (the
"Corporation") by unanimous written consent dated as of August 13, 2007, adopted resolutions setting forth proposed amendments to the Articles of Incorporation of the Corporation as hereinafter amended, declaring such amendments to be advisable and calling for the submission of such amendments to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

Resolved, that the Articles of Incorporation of the Corporation be amended by changing Article I so that, as amended, said Article shall be and read as follows:

         ARTICLE I   NAME

 The name of this corporation is: "MEDPRO SAFETY PRODUCTS, INC."

Resolved, that the Articles of Incorporation of the Corporation be amended by changing Article VI so that, as amended, said Article shall be and read as follows:

         ARTICLE VI    AUTHORIZED CAPITAL STOCK

         (a) The total number of shares which the Corporation shall have authority to issue is One Hundred Million (100,000,000), consisting of Ninety Million (90,000,000) shares of Common Stock, par value $0.001 per share, (hereafter called the "Common Stock"), and Ten Million (10,000,000) shares of Preferred Stock, par value $0.01 per share, (hereinafter called the "Preferred Stock")

         (b) As of 5:00 PM, Eastern Standard time, on the date on which this Amendment to the Articles of Incorporation is filed with the Secretary of State of the State of Nevada (the "Effective Time"), each four (4) outstanding shares of common stock, par value $.001 per share ("Old Common Stock"), without further action on the part of the Corporation or any of the stockholders, shall automatically be changed into one (1) share of Common
Stock (the "New Common Stock") (referred to herein as the
"Reverse Split"). At the Effective Time, as a result of the Reverse Split, each holder of Old Common Stock shall automatically become the holder of one share of New Common Stock for every four shares of Old Common Stock held by such holder prior thereto. Further, at the Effective Time, each certificate formerly representing a stated number of shares of Old Common Stock shall, as a result of the Reverse Split, represent one share of New Common Stock for each four shares of Old Common Stock represented immediately prior to the Reverse Split.

         (c) Shares of Preferred Stock may be issued from time to time in one or more series as may be established from time to time by resolution of the Board of Directors of the Corporation (hereinafter the "Board"), each of which series shall consist of such number of shares and have such distinctive designation or title as shall be fixed by resolution of the Board prior to the issuance of any shares of such series. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution of the Board providing for the issuance of such series of Preferred Stock.

         (b) As of 5:00 PM, Eastern Standard time, on the date on which this Amendment to the Articles of Incorporation is filed with the Secretary of State of the State of Delaware (the "Effective Time"), each 13 outstanding shares of common stock, par value $.001 per share ("Old Common Stock"), without further action on the part of the Corporation or any of the stockholders, shall automatically be changed into one share of Common Stock (the "New Common Stock") (referred to herein as the "Reverse Split"). At the Effective Time, as a result of the Reverse Split, each holder of Old Common Stock shall automatically become the holder of one share of New Common Stock for every 13 shares of Old Common Stock held by such holder prior thereto. Further, at the Effective Time, each certificate formerly representing a stated number of shares of Old Common Stock shall as a result of the Reverse Split represent one share of New Common Stock for each 13 shares of Old Common Stock represented immediately prior to the Reverse Split.

      (c) Shares of Preferred Stock may be issued from time to time in one or more series as may be established from time to time by resolution of the Board of Directors of the Corporation (hereinafter the "Board"), each of which series shall consist of such number of shares and have such distinctive designation or title as shall be fixed by resolution of the Board prior to the issuance of any shares of such series. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution of the Board providing for the issuance of such series of Preferred Stock.

All stock when issued will be deemed fully paid and non-assessable. No cumulative voting, on any matter to which shareholders will be entitled to vote, will be allowed for any purpose

The authorized stock of this corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors will, from time to time determine. Stockholders will not have pre-emptive rights to acquire unissued shares of the stock of this corporation."

Second: That thereafter, pursuant to Section 78.320 of the Private Corporations law, Nevada Revised Statutes, written consents approving the amendments set forth above were signed by holders of outstanding voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting on such date at which all shares entitled to vote thereon were present and voted.

Third: That said amendments were duly adopted in accordance with the provisions of Sections 78.1955, 78.2055, 78.315 & 78.320 of the Private Corporations law, Nevada Revised Statutes.

Fourth: That the capital of the Corporation shall not be reduced under or by reason of said amendments.


                        By: /s/ Lawrence Chimerine
                            ----------------------------
                        Name: Lawrence Chimerine, President, CEO
                             -----------------------------------
                              (Authorized Officer)

                                    EXHIBIT 3



      CERTIFICATE OF DESIGNATION OF THE RELATIVE RIGHTS AND
                           PREFERENCES
                             OF THE
              SERIES A CONVERTIBLE PREFERRED STOCK
                               OF

                         DENTALSERV.COM

     The undersigned, the Chief Executive Officer of Dentalserv.com, a Nevada corporation (the "Company"), in accordance with the provisions of the Nevada General Corporate Law, does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, the following resolution creating a series of preferred stock, designated as Series A Convertible Preferred Stock, was duly adopted on September 5, 2007, as follows:

     RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Company by provisions of the Articles of Incorporation of the Company (the "Articles of Incorporation"), there hereby is created out of the shares of the Company's preferred stock, par value $0.01 per share, of the Company authorized in Article VI of the Articles of Incorporation (the "Preferred Stock"), a series of Preferred Stock of the Company, to be named "Series A Convertible Preferred Stock," consisting of 6,668,230 shares, which series shall have the following designations, powers, preferences and relative and other special rights and the following qualifications, limitations and restrictions:

1.   Designation and Rank.  The designation of such series of the
     --------------------
Preferred Stock shall be the Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred
Stock"). The maximum number of shares of Series A Preferred Stock is 6,668,230 shares. The Series A Preferred Stock shall rank senior to the Company's common stock, par value $0.01 per share (the "Common Stock"), and to all other classes and series of equity securities of the Company which by their terms do not rank senior to the Series A Preferred Stock ("Junior Stock"). The Series A Preferred Stock shall be subordinate to and rank junior to all indebtedness of the Company now or hereafter outstanding.

2.   Dividends.
     ----------
     (a)  Payment  of Dividends.  Commencing on the date  of  the
          ----------------------
initial issuance (the "Issuance Date") of the Series A Preferred Stock, the holders of record of shares of Series A Preferred Stock shall be entitled to receive, out of any assets at the time legally available therefor and as declared by the Board of Directors, cash dividends at the rate of five percent (5%) of the stated Liquidation Preference Amount (as defined in Section 4 hereof) per share per annum (the "Dividend Payment"), and no more, payable on the date of payment of the Liquidation Preference Amount to the holders of Series A Preferred Stock, pursuant to Section 4 hereof, in the event of a dissolution, liquidation or winding up of the Company. In the case of shares of Series A Preferred Stock outstanding for less than a full year, dividends shall be pro rated based on the portion of each year during which such shares are outstanding. Dividends on the Series A Preferred Stock shall be cumulative, shall accrue and be payable in the event of a dissolution, liquidation or winding up of the Company pursuant to Section 4 hereof. Dividends on the

Series A Preferred Stock are prior and in preference to any declaration or payment of any distribution (as defined below) on any outstanding shares of Junior Stock. Such dividends shall accrue on each share of Series A Preferred Stock from day to day whether or not earned or declared so that if such dividends with respect to any previous dividend period at the rate provided for herein have not been paid on, or declared and set apart for, all shares of Series A Preferred Stock at the time outstanding, the deficiency shall be fully paid on, or declared and set apart for, such shares on a pro rata basis with all other equity securities of the Company ranking pari passu with the Series A Preferred Stock as to the payment of dividends before any distribution shall be paid on, or declared and set apart for Junior Stock.

     (b) So long as any shares of Series A Preferred Stock are outstanding, the Company shall not declare, pay or set apart for payment any dividend or make any distribution on any Junior Stock (other than dividends or distributions payable in additional shares of Junior Stock), unless at the time of such dividend or distribution the Company shall have paid all accrued and unpaid dividends on the outstanding shares of Series A Preferred Stock,

     (c)  In  the event of (i) a mandatory redemption pursuant to
Section 9 hereof or (ii) a redemption upon the occurrence of a Major Transaction (as defined in Section 8(c) hereof) or a `triggering Event (as defined in Section 8(d) hereof), all accrued and unpaid dividends on the Series A Preferred Stock shall be payable on the date of such redemption. In the event of a conversion pursuant to Section 5(a) hereof, all accrued and unpaid dividends on the Series A Preferred Stock being converted shall be payable on the Conversion Date (as defined in Section 5(b)(i) hereof).

     (d) For purposes hereof, unless the context otherwise requires, "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, payable other than in shares of Common Stock or other equity securities of the Company, or the purchase or redemption of shares of the Company (other than redemptions set forth in
Section 8 below or repurchases of Common Stock held by employees or consultants of the Company upon termination of their employment or services pursuant to agreements providing for such repurchase or upon the cashless exercise of options held by employees or consultants) for cash or property.

3.   Voting Rights.
     -------------
     (a)  Class  Voting  Rights.   So  long  as  the  shares   of
          ---------------------
Preferred Stock outstanding shall equal at least two hundred thousand (200,000), the Company shall not, without the affirmative vote or consent of the holders of at least seventy-five percent (75%) of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the Series A Preferred Stock vote separately as a class: (i) authorize, create, issue or increase the authorized or issued amount of any class or series of stock ranking pari passu or senior to the Series A Preferred Stock, with respect to the distribution of assets on liquidation, dissolution or winding up; (ii) amend, alter or repeal the provisions of the Series A Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock; provided, however, that any creation
                            -----------------
and issuance of another series of Junior Stock shall not be deemed to adversely affect such rights, preferences, privileges or voting powers; (iii) repurchase, redeem or pay dividends on, shares of Common Stock or any other shares of the Company's Junior Stock (other than de minimus repurchases from employees of the Company in certain circumstances, and any contractual redemption obligations existing as of the date hereof as disclosed in the Company's public filings with the Securities and Exchange Commission); (iv) amend the Articles of Incorporation or By-Laws of the Company so as to affect materially and adversely any right, preference, privilege or voting power of the Series A Preferred Stock; provided, however, that any creation and
                   -------------------
issuance of another series of Junior Stock shall not be deemed to adversely affect such rights, preferences, privileges or voting powers; (v) effect any distribution with respect to Junior Stock other than as permitted hereby; (vi) reclassify the Company's outstanding securities in a way that adversely affects the rights, preferences, privileges or voting powers of the Preferred Stock; (vii) voluntarily file for bankruptcy, liquidate the Company's assets or make an assignment for the benefit of the Company's creditors; or (viii) no longer are involved in the business of commercializing medical devices,

     (b)  General   Voting  Rights.   Except  with   respect   to
          ------------------------
transactions upon which the Series A Preferred Stock shall be entitled to vote separately as a class pursuant to Section 3(a) above and except as otherwise required by Nevada law, the Series A Preferred Stock shall have no voting rights. The Common Stock into which the Series A Preferred Stock is convertible shall, upon issuance, have all of the same voting rights as other issued and outstanding Common Stock of the Company, and none of the rights of the Preferred Stock.

4.   Liquidation Preference.
     ----------------------

     (a) In the event of the liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock that are outstanding shall be entitled to receive, out of the assets of the Company available for distribution to its stockholders, an amount equal to $1.95 per share (the "Liquidation Preference Amount") of the Series A Preferred Stock plus any accrued and unpaid Dividend Payments, to be paid as an accreting liquidation preference, before any payment shall be made or any assets distributed to the holders of the Common Stock or any other Junior Stock. If the assets of the Company are not sufficient to pay in full the Liquidation Preference Amount plus any accrued and unpaid dividends payable to the holders of outstanding shares of the Series A Preferred Stock and any series of Preferred Stock or any other class of stock ranking pari passu, as to rights on liquidation, dissolution or winding up, with the Series A Preferred Stock, then all of said assets will be distributed among the holders of the Series A Preferred Stock and the other classes of stock ranking pari passu with the Series A Preferred Stock, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional share of Series A Preferred Stock shall be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding share of Series A Preferred Stock. All payments for which this Section 4(a) provides shall be in cash, property (valued at its fair market value as determined by an independent appraiser reasonably acceptable to the holders of a majority of the Series A Preferred Stock) or a combination thereof; provided, however, that no cash shall be paid to holders of Junior Stock unless each holder of the outstanding shares of Series A Preferred Stock has been paid in cash the full Liquidation Preference Amount plus any accrued and unpaid dividends to which such holder is entitled as provided herein. After payment of the full Liquidation Preference Amount plus any accrued and unpaid dividends to which each holder is entitled, such holders of shares of Series A Preferred Stock will not be entitled to any further participation as such in any distribution of the assets of the Company.

     (b) A consolidation or merger of the Company with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Company, or the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting shares of the Company is disposed of or conveyed, shall not be deemed to be a liquidation, dissolution, or winding up within the meaning of this Section 4. In the event of the merger or consolidation of the Company with or into another corporation, the Series A Preferred Stock shall maintain its relative powers, designations and preferences provided for herein and no merger shall result which is inconsistent therewith unless otherwise approved by at least seventy-five percent (75%) of the then outstanding shares of Series A Preferred Stock; provided, however, that the number of outstanding shares of Preferred Stock must be greater than two hundred thousand (200,000) for the voting rights set out in this Section to apply..

     (c) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, stating a payment date and the place where the distributable amounts shall be payable, shall be given by mail, postage prepaid, no less than forty-five (45) days prior to the payment date stated therein, to the holders of record of the Series A Preferred Stock at their respective addresses as the same shall appear on the books of the Company.

5.   Conversion.   The holder of Series A Preferred  Stock  shall
     ----------
have the following conversion rights (the "Conversion Rights"):

     (a)  Right to Convert.  At any time on or after the Issuance
          ----------------
Date, the holder of any such shares of Series A Preferred Stock may, at such holder's option, subject to the limitations set forth in Section 7 herein, elect to convert (a "Conversion") all or any portion of the shares of Series A Preferred Stock held by such person (provided that the minimum amount of such shares converted shall be two hundred thousand (200,000)) into a number of fully paid and nonassessable shares of Common Stock equal to the quotient of (i) the Liquidation Preference Amount of the shares of Series A Preferred Stock being converted by (ii) the Conversion Price (as defined in Section 5(d) below) then in effect as of the date of the delivery by such holder of its notice of election to convert. In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to
Section 8 hereof, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Company, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock. In the event of such a redemption or liquidation, dissolution or winding up, the Company shall provide to each holder of shares of Series A Preferred Stock notice of such redemption or liquidation, dissolution or winding up, which notice shall (i) be sent at least fifteen (15) days prior to the termination of the Conversion Rights (or, if the Company obtains lesser notice thereof, then as promptly as possible after the date that it has obtained notice thereof) and (ii) state the amount per share of Series A Preferred Stock that will be paid or distributed on such redemption or liquidation, dissolution or winding up, as the case may be.

     (b)  Mechanics  of Conversion.  The Conversion of  Series  A
          ------------------------
Preferred Stock shall be conducted in the following manner:

         (i)   Holder's Delivery Requirements.  To convert Series
               ------------------------------
A Preferred Stock into full shares of Common Stock on any date (the "Conversion Date"), the holder thereof shall (A) transmit by facsimile (or otherwise deliver), for receipt on or prior to 5:00 p.m., New York time on such date, a copy of a fully executed notice of conversion in the form attached hereto as Exhibit I (the "Conversion Notice"), to the Company at (817 Winchester Road, Suite 200, Lexington, Kentucky 40505), Attention: Chief Executive Officer, and (B) deliver via overnight delivery service to the Company as soon as practicable following such Conversion Date the original certificates representing the shares of Series A Preferred Stock being converted (or an indemnification undertaking with respect to such shares in the case of their loss, theft or destruction) (the "Preferred Stock Certificates") and the originally executed Conversion Notice.

         (ii)  Company's  Response.  Upon receipt by the  Company
               -------------------
of a facsimile copy of a Conversion Notice, the Company shall immediately send, via facsimile, a confirmation of receipt of such Conversion Notice to such holder. Upon receipt by the Company of a copy of the fully executed Conversion Notice and any original certificates representing the shares of Series A Preferred Stock being converted, the Company or its designated transfer agent (the "Transfer Agent"), as applicable, shall, within three (3) business days following the date of receipt by the Company of the fully executed Conversion Notice and any original certificates representing the shares of Series A Preferred Stock being converted, issue and deliver to the Depository Trust Company, ("DTC") account on the Holder's behalf via the Deposit Withdrawal Agent Commission System ("DWAC") as specified in the Conversion Notice, or via physical certificate if so specified in the Conversion Notice, registered in the name of the holder or its designee, for the number of shares of Common Stock to which the holder shall be entitled. Notwithstanding the foregoing to the contrary, the Company or its Transfer Agent shall only be obligated to issue and deliver the shares to the DTC, on a holder's behalf via DWAC if a registration statement providing for the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock is effective or such shares are otherwise eligible for legend removal, and if the Transfer Agent is a participant in the DWAC system. If the shares of Common Stock to be received pursuant to the Conversion Notice are not registered or otherwise eligible for legend removal, the Transfer Agent shall issue a physical certificate in the name of the holder representing such shares with a restrictive legend as set forth in the Purchase Agreement and a notation that such shares are deemed owned by the holder as of the Issuance Date for purposes of determining the holder's holding period under Rule 144 of the Securities Act of 1933, as amended. If the number of shares of Preferred Stock represented by the Preferred Stock Certificate(s) submitted for conversion is greater than the number of shares of Series A Preferred Stock being converted, then the Company shall, as soon as practicable and in no event later than three (3) business days after receipt of the Preferred Stock Certificate(s) and at the Company's expense, issue and deliver to the holder a new Preferred Stock Certificate representing the number of shares of Series A Preferred Stock not converted.

         (iii) Dispute  Resolution.  In the case of a dispute  as
               -------------------
to the arithmetic calculation of the number of shares of Common Stock to be issued upon conversion, the Company shall cause its Transfer Agent to promptly issue to the holder the number of shares of Common Stock that is not disputed and shall submit the arithmetic calculations to the holder via facsimile as soon as possible, but in no event later than two (2) business days after receipt of such holder's Conversion Notice. If such holder and the Company are unable to agree upon the arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion within one (1) business day of such disputed arithmetic calculation being submitted to the holder, then the Company shall within one (1) business day submit via facsimile the disputed arithmetic calculation of the number of shares of Common Stock to be issued upon such conversion to the Company's independent, outside accountant. The Company shall cause the accountant to perform the calculations and notify the Company and the holder of the results no later than seventy-two (72) hours from the time it receives the disputed calculations. Such accountant's calculation shall be binding upon all parties absent manifest error. The reasonable expenses of such accountant in making such determination shall be paid by the Company, in the event the holder's calculation was correct, or by the holder, in the event the Company's calculation was correct, or equally by the Company and the holder in the event that neither the Company's or the holder's calculation was correct. The period of time in which the Company is required to effect conversions or redemptions under this Certificate of Designation shall be tolled with respect to the subject conversion or redemption pending resolution of any dispute by the Company made in good faith and in accordance with this Section 5(b)(iii).

         (iv)  Record Holder.  The person or persons entitled  to
               -------------
receive the shares of Common Stock issuable upon a conversion of the Series A Preferred Stock shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date.

         (v)   Company's  Failure to Timely Convert.   If  within
               ------------------------------------
seven (7) business days of the Company's receipt of an executed copy of the Conversion Notice (so long as the applicable Preferred Stock Certificates and original Conversion Notice are received by the Company on or before such third business day) (the "Delivery Date") the Transfer Agent shall fail to issue and deliver to a holder the number of shares of Common Stock to which such holder is entitled upon such holder's conversion of the Series A Preferred Stock or to issue a new Preferred Stock Certificate representing the number of shares of Series A Preferred Stock to which such holder is entitled pursuant to
Section 5(b)(ii) (a "Conversion Failure"), in addition to all other available remedies which such holder may pursue hereunder and under the Series A Convertible Preferred Stock Purchase Agreement (the "Purchase Agreement") among the Company and the initial holders of the Series A Preferred Stock (including indemnification pursuant to Section 6 thereof), the Company shall pay additional damages to such holder on each business day after such seventh (7th) business day that such conversion is not timely effected in an amount equal to 0.5% of the product of (A) the number of shares of Common Stock not issued to the holder on a timely basis pursuant to Section 5(b)(ii) and to which such holder is entitled and, in the event the Company has failed to deliver a Preferred Stock Certificate to the holder on a timely basis pursuant to Section 5(b)(ii), the number of shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock represented by such Preferred Stock Certificate, as of the last possible date which the Company could have issued such Preferred Stock Certificate to such holder without violating
Section 5(b)(ii) and (B) the Closing Bid Price (as defined below) of the Common Stock on the last possible date which the Company could have issued such Common Stock and such Preferred Stock Certificate, as the case may be, to such holder without violating
Section 5(b)(ii). If the Company fails to pay the additional damages set forth in this Section 5(b)(v) within fifteen (15) business days of the date incurred, then such payment shall bear interest at the rate of 2.0% per month (pro rated for partial months) until such payments are made. The term "Closing Bid Price" shall mean, for any security as of any date, the last closing bid price of such security on the OTC Bulletin Board or other quotation venue or principal exchange on which such security is traded as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the last closing trade price of such security as reported by Bloomberg, or, if no last closing trade price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported by the Pink Sheets LLC. If the Closing Bid Price cannot be calculated for such security on such date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and the holders of a majority of the outstanding shares of Series A Preferred Stock.

         (vi)  Buy-In  Rights.  In addition to any  other  rights
               --------------
available  to  the holders of Series A Preferred  Stock,  if  the
Company fails to cause its Transfer Agent to transmit to the holder a certificate or certificates representing the shares of Common Stock issuable upon conversion of the Series A Preferred Stock on or before the Delivery Date, and if after such date the holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the holder of the shares of Common Stock issuable upon conversion of Series A Preferred Stock which the holder anticipated receiving upon such conversion (a "Buy-In"), then the Company shall (1) pay in cash to the holder the amount by which (x) the holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of Common Stock issuable upon conversion of Series A Preferred Stock that the Company was required to deliver to the holder in connection with the conversion at issue times
(B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the holder, either reinstate the shares of Series A Preferred Stock and equivalent number of shares of Common Stock for which such conversion was not honored or deliver to the holder the number of shares of Common Stock that would have been issued had the Company timely complied with its conversion and delivery obligations hereunder. For example, if the holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay to the holder $1,000. The holder shall provide the Company written notice indicating the amounts payable to the holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon conversion of the Series A Preferred Stock as required pursuant to the teams hereof.

     (c)  Intentionally omitted.
          ---------------------

     (d)  Conversion Price.
          ----------------

         (i) The term "Conversion Price" shall mean $1.95 per share on a 1 to 1 basis, subject to adjustment under Section 5(e) hereof. Notwithstanding any adjustment hereunder, at no time shall the Conversion Price be greater than $1.95 per share except if it is adjusted pursuant to Section 5(e)(i).

         (ii) Notwithstanding the foregoing to the contrary, if during any period (a "Black-out Period"), a holder of Series A
                       ----------------
Preferred Stock is unable to trade any Common Stock issued or issuable upon conversion of the Series A Preferred Stock immediately due to the postponement of filing or delay or suspension of effectiveness of the Registration Statement or because the Company has otherwise informed such holder of Series A Preferred Stock that an existing prospectus cannot be used at that time in the sale or transfer of such Common Stock (provided that such postponement, delay, suspension or fact that the prospectus cannot be used is not due to factors solely within the control of the holder of Series A Preferred Stock or due to the Company exercising its rights under Section 3(n) of the Registration Rights Agreement (as defined in the Purchase Agreement) or the deadline for the effectiveness of the Registration Statement has not passed as set forth in the Registration Rights Agreement, such holder of Series A Preferred Stock shall have the option but not the obligation on any Conversion Date within ten (10) trading days following the expiration of the Black-out Period of using the Conversion Price applicable on such Conversion Date or any Conversion Price selected by such holder of Series A Preferred Stock that would have been applicable had such Conversion Date been at any earlier time during the Black-out Period or within the ten (10) trading days thereafter.

     (e)  Adjustments of Conversion Price.
          -------------------------------
         (i)   Adjustments for Stock Splits and Combinations.  If
               ---------------------------------------------
the Company shall at any time or from time to time after the Issuance Date, effect a stock split of the outstanding Common Stock, the Conversion Price shall be proportionately decreased. If the Company shall at any time or from time to time after the Issuance Date, combine the outstanding shares of Common Stock, the Conversion Price shall be proportionately increased. Any adjustments under this Section 5(e)(i) shall be effective at the close of business on the date the stock split or combination becomes effective.

         (ii)  Adjustments    for    Certain    Dividends     and
               --------------------------------------------------
Distributions.  If the Company shall at any time or from time  to
-------------
time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the Conversion Price shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

               (1)  the  numerator of which shall  be  the  total
number   of   shares  of  Common  Stock  issued  and  outstanding
immediately prior to the time of such issuance or the close of business on such record date; and

               (2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

         (iii) Adjustment  for Other Dividends and Distributions.
               -------------------------------------------------
If the Company shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in securities of the Company other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Conversion Price shall be made and provision shall be made (by adjustments of the Conversion Price or otherwise) so that the holders of Series A Preferred Stock shall receive upon conversions thereof, in addition to the number of shares of Common Stock receivable thereon, the number of securities of the Company which they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 5(e)(iii) with respect to the rights of the holders of the Series A Preferred Stock; provided, however, that
                                         -----------------
if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions, and provided further, however,
                                      ----------------
that no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive (i) a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event or (ii) a dividend or other distribution of shares of Series A Preferred Stock which are convertible, as of the date of such event, into such number of shares of Common Stock as is equal to the number of additional shares of Common Stock being issued with respect to each share of Common Stock in such dividend or distribution,

         (iv)  Adjustments  for  Reclassification,  Exchange   or
               --------------------------------------------------
Substitution.   If the Common Stock issuable upon  conversion  of
------------
the Series A Preferred Stock at any time or from time to time after the Issuance Date shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 5(e)(i), (ii) and (iii), or a reorganization, merger, consolidation, or sale of assets provided for in Section 5(e)(v)), then, and in each event, an appropriate revision to the Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the holder of each share of Series A Preferred Stock shall have the right thereafter to convert such share of Series A Preferred Stock into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of Common Stock into which such share of Series A Preferred Stock might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

         (v)   Adjustments     for    Reorganization,     Merger,
               --------------------------------------------------
Consolidation or Sales of Assets.  If at any time or from time to
--------------------------------
time after the Issuance Date there shall be a capital reorganization of the Company (other than by way of a stock split or combination of shares or stock dividends or distributions provided for in Section 5(e)(i), (ii) and (iii), or a reclassification, exchange or substitution of shares provided for in Section 5(e)(iv)), or a merger or consolidation of the Company with or into another corporation where the holders of outstanding voting securities prior to such merger or consolidation do not own over 50% of the outstanding voting securities of the merged or consolidated entity, immediately after such merger or consolidation, or the sale of all or substantially all of the Company's properties or assets to any other person (an "Organic Change"), then as a part of such Organic Change an appropriate revision to the Conversion Price shall be made if necessary and provision shall be made if necessary (by adjustments of the Conversion Price or otherwise) so that the holder of each share of Series A Preferred Stock shall have the right thereafter to convert such share of Series A Preferred Stock into the kind and amount of shares of stock and other securities or property of the Company or any successor corporation resulting from Organic Change. Notwithstanding the foregoing, the prohibitions set forth above regarding an Organic Change shall not pertain to the issuance of Common Stock in connection with any future strategic acquisitions which are approved in writing by the holders of at least seventy-five percent (75%) of the then outstanding shares of the Series A Preferred Stock, provided that the shares of Series A Preferred Stock then outstanding equal at least two hundred thousand (200,000), and provided further that, such approval will not to be unreasonably withheld (each a "Permitted Future Transaction"). In any such case appropriate adjustment shall be made in the application of the provisions of this
Section 5(e)(v) with respect to the rights of the holders of the Series A Preferred Stock after the Organic Change to the end that the provisions of this Section 5(e)(v) (including any adjustment in the Conversion Price then in effect and the number of shares of stock or other securities deliverable upon conversion of the Series A Preferred Stock) shall be applied after that event in as nearly an equivalent manner as may be practicable.

         (vi)  Adjustments for Issuance of Additional  Shares  of
               --------------------------------------------------
Common Stock.
-------------

          (A) For a period of twelve (12) months after the Issuance Date (the "Price Protection Period"), in the event the Company shall issue or sell any additional shares of Common Stock (otherwise than as provided in the foregoing subsections (i) through (v) of this Section 5(e) or pursuant to Common Stock Equivalents (hereafter defined) granted or issued prior to the Issuance Date) (the "Additional Shares of Common Stock"), at a price per share ("New Price") less than the Conversion Price then in effect ("Down Round"), or without consideration, the Conversion Price shall be reduced concurrently with such issue to the New Price. After the Price Protection Period, the Conversion Price shall be reset to the Conversion Price in effect immediately prior to the Down Round, and thereafter, for so long as the Series A Preferred Stock has not been converted into Common Stock, but only for a period of twelve (12) months, the Conversion Price then in effect upon each issuance of a Down Round shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Conversion Price by a fraction:

               (1)  the  numerator of which shall be equal to the
sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock
               ----
(rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the then Conversion Price, and

               (2) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock. This Section and the adjustments described herein shall not apply to (i) the issuance of Common Stock pursuant to the agency agreement between SGPF, LLC and Medpro Safety Products, Inc. ("Medpro"), in connection with the contemplated merger between the Company and Medpro (the "Merger"), (ii) a Permitted Future Transaction, (iii) the issuance of warrants for up to 3,000,000 shares of Common Stock of the Company in connection with an employee stock option program, incentive stock option program or other qualified or non-qualified employee benefit plan (an "ESOP") to be established concurrent with the effectiveness of this Certificate of Designations, 1,500,000 of the ESOP warrants (the "ESOP Warrants"), to be issued to the management Medpro in connection with the Merger, and the remaining 1,500,000 ESOP Warrants to be issued to future management of the Company,
(iv) 68,036 warrants to be issued to Chrystal Research (the "Chrystal Research Warrants"), or (vi) any shares issued pursuant to the exercise of the warrants described in (ii) through (v).

No adjustment of the number of shares of Common Stock shall be made under paragraph (A) of Section 5(e)(vi) upon the issuance of any Additional Shares of Common Stock which are issued pursuant to the exercise of any warrants or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any Common Stock Equivalents (as defined below); if any such adjustment shall previously have been made upon the issuance of such warrants or other rights or upon the issuance of such Common Stock Equivalents (or upon the issuance of any warrant or other rights therefore) pursuant to Section 5(e)(vii).

         (vi)  Issuance   of   Common  Stock  Equivalents.    The
               ------------------------------------------
provisions of this Section 5(e)(vii) shall apply if (a) the Company, at any time after the Issuance Date, shall issue any securities convertible into or exchangeable for, directly or indirectly, Common Stock ("Convertible Securities"), other than the Series A Preferred Stock, or (b) any rights or warrants or options to purchase any such Common Stock or Convertible Securities (collectively, the "Common Stock Equivalents") shall be issued or sold. If the price per share for which Additional Shares of Common Stock may be issuable pursuant to any such Common Stock Equivalent shall be less than the applicable Conversion Price then in effect, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the applicable Conversion Price in effect at the time of such amendment or adjustment, then the applicable Conversion Price upon each such issuance or amendment shall be adjusted as provided in the first sentence of subsection (vi) of this Section 5(e). No adjustment shall be made to the Conversion Price upon the issuance of Common Stock pursuant to the exercise, conversion or exchange of any Convertible Security or Common Stock Equivalent where an adjustment to the Conversion Price was made as a result of the issuance or purchase of any Convertible Security or Common Stock Equivalent. For avoidance of doubt, the foregoing shall not apply to the ESOP Warrants.

         (vii) Consideration  for Stock.  In case any  shares  of
               ------------------------
Common Stock or Convertible Securities other than the Series A Preferred Stock, or any rights or warrants or options to purchase any such Common Stock or Convertible Securities, shall be issued or sold:

               (1)  in    connection   with   any    merger    or
consolidation in which the Company is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Company shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be, deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Company, of such portion of the assets and business of the nonsurviving corporation as such Board may determine to be attributable to such shares of Common Stock, Convertible Securities, rights or warrants or options, as the case may be; or

               (2) in the event of any consolidation or merger of the Company in which the Company is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Company shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Company for stock or other securities of any corporation, the Company shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Conversion Price, or the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the determination of the applicable Conversion Price or the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock. In the event any consideration received by the Company for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board of Directors of the Company. In the event Common Stock is issued with other shares or securities or other assets of the Company for consideration which covers both, the consideration computed as provided in this Section (5)(e)(viii) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Company.

         (ix)  Record  Date.   In  case the  Company  shall  take
               ------------
record of the holders of its Common Stock or any other Preferred Stock for the purpose of entitling them to subscribe for or purchase Common Stock or Convertible Securities, then the date of the issue or sale of the shares of Common Stock shall be deemed to be such record date.

         (x)   Certain Issues Excepted.  Anything in Section 5(e)
               -----------------------
or otherwise in this Agreement to the contrary notwithstanding, the Company shall not be required to make any adjustment to the Conversion Price upon (i) securities issued (other than for cash) in connection with a merger, acquisition, or consolidation, (ii) securities issued pursuant to the conversion or exercise of convertible or exercisable securities issued or outstanding on or prior to the date of the Purchase Agreement or issued pursuant to the Purchase Agreement (so long as the conversion or exercise price in such securities are not amended to lower such price and/or adversely affect the holders), (iii) Common Stock issued or the issuance or grants of options to purchase Common Stock pursuant to the Issuer's stock option plans and employee stock purchase plans outstanding as they exist on the date of the purchase Agreement, (iv) any warrants issued to the placement agent and its designees for the transactions contemplated by the Purchase Agreement, (v) ESOP Warrants, (vi) the Chrystal Research Warrants, (vii) the SC Capital Warrants, (viii) the issuance of Common Stock pursuant to Medpro's agency agreement with SGPF, Inc, or (ix) issuance of Common Stock issued in connection with a Permitted Future Transaction, (x) the Merger, or (xi) any shares issued pursuant to the exercise of the warrants described in (v) through (vii).

     (f)  No  Impairment.  The Company shall not, by amendment of
          --------------
its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series A Preferred Stock against impairment. In the event a holder shall elect to convert any shares of Series A Preferred Stock as provided herein, the Company cannot refuse conversion based on any claim that such holder or any one associated or affiliated with such holder has been engaged in any violation of law, unless (i) an order from the Securities and Exchange Commission prohibiting such conversion or (ii) an injunction from a court, on notice, restraining and/or adjoining conversion of all or of said shares of Series A Preferred Stock shall have been issued and the Company posts a surety bond for the benefit of such holder in an amount equal to 120% of the Liquidation Preference Amount of the Series A Preferred Stock such holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to such holder in the event it obtains judgment in its favor.

     (g)  Certificates  as  to Adjustments.  Upon  occurrence  of
          --------------------------------
each adjustment of readjustment of the Conversion Price or number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such Series A Preferred Stock a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon written request of the holder of such affected Series A Preferred Stock, at any time, furnish or cause to be furnished to such holder a like certificate setting forth such adjustments and readjustments, the Conversion Price in effect at the time, and the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon the conversion of a share of such Series A Preferred Stock. Notwithstanding the foregoing, the Company shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent of such adjusted amount.

     (h)  Issue  Taxes.  The Company shall pay any and all  issue
          ------------
and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Series A Preferred Stock pursuant hereto; provided, however, that the Company shall
                        -----------------
not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

     (i)  Notices.    All   notices   and  other   communications
          -------
hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile or three (3) business days following being mailed by certified or registered mail, postage prepaid, return-receipt requested, addressed to the holder of record at its address appearing on the books of the Company. The Company will give written notice to each holder of Series A Preferred Stock at least twenty (20) days prior to the date on which the Company closes its books or takes a record (I) with respect to any dividend or distribution upon the Common Stock,
(II) with respect to any pro rata subscription offer to holders of Common Stock or (III) for determining rights to vote with respect to any Organic Change, dissolution, liquidation or winding-up and in no event shall such notice be provided to such holder prior to such information being made known to the public. The Company will also give written notice to each holder of Series A Preferred Stock at least twenty (20) days prior to the date on which any Organic Change, dissolution, liquidation or winding-up will take place and in no event shall such notice be provided to such holder prior to such information being made known to the public.

     (j)  Fractional  Shares.   No fractional  shares  of  Common
          ------------------
Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall round the number of shares to be issued upon conversion up to the nearest whole number of shares.

     (k)  Reservation  of  Common Stock.  The Company  shall,  so
          -----------------------------
long as any shares of Series A Preferred Stock are outstanding, reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stock, such number of shares of Common Stock that are not issued or reserved for issuance as of the
Issuance  Date;  provided, however, upon the Company  filing  the
                 -----------------
Charter  Amendment  (as defined in the Purchase  Agreement),  the
Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, free of preemptive rights and other similar contractual rights of stockholders, a number of shares of Common Stock equal to one hundred fifty percent (150%) of the number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all of the shares of Series A Preferred Stock then outstanding. The initial number of shares of Common Stock reserved for conversions of the Series A Preferred Stock and any increase in the number of shares so reserved shall be allocated pro rata among the holders of the Series A Preferred Stock based on the number of shares of Series A Preferred Stock held by each holder of record at the time of issuance of the Series A Preferred Stock or increase in the number of reserved shares, as the case may be. In the event a holder shall sell or otherwise transfer any of such holder's shares of Series A Preferred Stock; each transferee shall be allocated a pro rata portion of the number of reserved shares of Common Stock reserved for such transferor.

     (l)  Retirement of Series A Preferred Stock.  Conversion  of
          --------------------------------------
Series A Preferred Stock shall be deemed to have been effected on the Conversion Date. Upon conversion of only a portion of the number of shares of Series A Preferred Stock represented by a certificate surrendered for conversion, the Company shall issue and deliver to such holder at the expense of the Company, a new certificate covering the number of shares of Series A Preferred Stock representing the unconverted portion of the certificate so surrendered as required by Section 5(b)(ii.).

     (m)  Regulatory  Compliance.  If any shares of Common  Stock
          ----------------------
to be reserved for the purpose of conversion of Series A Preferred Stock require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Company shall, at its sole cost and expense, in good faith and as expeditiously as possible, endeavor to secure such registration, listing or approval, as the case may be.

6.   No  Preemptive  Rights.   Except as provided  in  Section  5
     ----------------------
hereof and in the Purchase Agreement, no holder of the Series A Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class, but all such new or additional shares of any class, or any bond, debentures or other evidences of indebtedness convertible into or exchangeable for shares, may be issued and disposed of by the Board of Directors on such terns and for such consideration (to the extent permitted by law), and to such person or persons as the Board of Directors in their absolute discretion may deem advisable.

7.   Conversion  Restriction.  Notwithstanding  anything  to  the
     -----------------------
contrary set forth in Section 5 of this Certificate of Designation, at no time may a holder of shares of Series A Preferred Stock convert shares of the Series A Preferred Stock if the number of shares of Common Stock to be issued pursuant to such conversion would cause the number of shares of Common Stock owned by such holder at such time to exceed, when aggregated with all other shares of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning (as determined in accordance with
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder) in excess of 9.9% of the then issued and outstanding shares of Common Stock outstanding at such time; provided, however, that upon a holder of Series A Preferred Stock
-----------------
providing the Company with sixty-one (61) days notice (pursuant to Section 5(i) hereof) (the "Waiver Notice") that such holder would like to waive Section 7 of this Certificate of Designation with regard to any or all shares of Common Stock issuable upon conversion of Series A Preferred Stock, this Section 7(a) shall be of no force or effect with regard to those shares of Series A Preferred Stock referenced in the Waiver Notice.

8.   Redemption.
     ----------

     (a)  Redemption Option Upon Major Transaction.  In  addition
          ----------------------------------------
to all other rights of the holders of Series A Preferred Stock contained herein, simultaneous with the occurrence of a Major Transaction (as defined below), each holder of Series A Preferred Stock shall have the right, at such holder's option, to require the Company to redeem all or a portion of such holder's shares of Series A Preferred Stock at a price per share of Series A Preferred Stock equal to one hundred percent (100%) of the Liquidation Preference Amount, plus any accrued but unpaid dividends (the "Major Transaction Redemption Price"); provided that the Company shall have the sole option to pay the Major Transaction Redemption Price in cash or shares of Common Stock. If the Company elects to pay the Major Transaction Redemption Price in shares of Common Stock, the price per share shall be based upon the Conversion Price then in effect on the day preceding the date of delivery of the Notice of Redemption at Option of Buyer Upon Major Transaction (as hereafter defined) and the holder of such shares of Common Stock shall have demand registration rights with respect to such shares.

     (b)  Redemption  Option Upon Triggering Event.  In  addition
          ----------------------------------------
to all other rights of the holders of Series A Preferred Stock contained herein, after a Triggering Event (as defined below), each holder of Series A Preferred Stock shall have the right, at such holder's option., to require the Company to redeem all or a portion of such holder's shares of Series A Preferred Stock at a price per share of Series A Preferred Stock equal to one hundred twenty percent (120%) of the Liquidation Preference Amount, plus any accrued but unpaid dividends and liquidated damages the "Triggering Event Redemption price" and, collectively with the "Major Transaction Redemption Price," the "Redemption Price"); provided that with respect to the Triggering Events described in
--------
clauses (i), (ii), (iii) and (vii) of Section 8(d), the Company shall have the sole option to pay the Triggering Event Redemption Price in cash or shares of Common Stock.; and provided, further,
                                               -----------------
that  with  respect to the Triggering Event described in  clauses
(iv), (v), (vi) and (viii) of Section 8(d), the Company shall pay the Triggering Event Redemption Price in cash. If the Company elects to pay the Triggering Event Redemption Price in shares of Common Stock in accordance with this Section 8(b), the price per share shall be based upon the Conversion Price then in effect on the day preceding the date of delivery of the Notice of Redemption at Option of Buyer Upon Triggering Event and the holder of such shares of Common Stock shall have demand registration rights with respect to such shares.

     (c)  "Major  Transaction".  A "Major Transaction"  shall  be
          -------------------
deemed to have occurred at such time as any of the following events occur:

         (i) the consolidation, merger or other business combination of the Company with or into another Person (other than (A) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company, (B) a Permitted Future Transaction, or (C) a consolidation, merger or other business combination in which holders of the Company's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities).

         (ii) the sale or transfer of more than 50% of the Company's assets other than inventory in the ordinary course of business in one or a related series of transactions; or

         (iii) closing of a purchase, tender or exchange offer made to the holders of more than fifty percent (50%) of the outstanding shares of Common Stock in which more than fifty percent (50%) of the outstanding shares of Common Stock were tendered and accepted.

     (d)  "Triggering  Event".   A "Triggering  Event"  shall  be
          -------------------
deemed to have occurred at such time as any of the following, events:

         (i) so long as any shares of Series A Preferred Stock are outstanding, the effectiveness of the Registration Statement, after it becomes effective, (i) lapses for any reason (including, without limitation, the issuance of a stop order) and such lapse continues for a period of twenty (20) consecutive trading, days, or (ii) is unavailable to the holder of the Series A Preferred Stock for sale of the shares of Common Stock, and such lapse or unavailability continues for a period of twenty (20) consecutive trading days, and the shares of Common Stock into which such holder's Series A Preferred Stock can be converted cannot be sold in the public securities market pursuant to Rule 144(k) ("Rule 144(k)") under the Securities Act of 1933, as amended, provided
                                                         --------
that the cause of such lapse or unavailability is not due to factors solely within the control of such holder of Series A Preferred Stock.

         (ii) the suspension from listing or trading, without subsequent listing on any one of or the failure of the Common Stock to be listed or traded on at least one of, the OTC Bulletin Board, the Nasdaq National Market, the Nasdaq Global Market, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc., for a period of five (5) consecutive trading days;

         (iii) the Company's notice to any holder of Series A Preferred Stock, including by way of public announcement, at any time, of its inability to comply (including for any of the reasons described in Section 9) or its intention not to comply with proper requests for conversion of any Series A Preferred Stock into shares of Common stock; or

         (iv) the Company's failure to comply with a Conversion Notice tendered in accordance with the provisions of this
Certificate of Designation within fifteen (15) business days after the receipt by the Company of the Conversion Notice and the Preferred Stock Certificates; provided, however, that this Triggering Event is only a Triggering Event as to the entity tendering the Conversion Notice the Company failed to comply with and the other provisions in this Section 8 shall only be effective upon this Triggering Event, as to this one entity; or

         (v) the Company deregisters its shares of Common Stock and as a result such shares of Common Stock are no longer publicly traded; or

         (vi)  the   Company   consummates  a   "going   private"
transaction and as a result the Common Stock is no longer registered under Sections 12(b) or 12(g) of the Securities
Exchange Act of 1934, as amended; or

         (vii) the Company breaches any representation, warranty, covenant or other term or condition of the Purchase agreement, this Certificate of Designation or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated thereby or hereby, except to the extent that such breach would not have a Material Adverse Effect (as defined in the Purchase Agreement) and except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of a least ten (10) business days.

     (e)  Mechanics  of Redemption at Option of Buyer Upon  Major
          -------------------------------------------------------
Transaction.  No sooner than thirty (30) days nor later than  ten
-----------
(10) days prior to the consummation of a Major Transaction, but not prior to the public announcement of such Major Transaction, the Company shall deliver written notice thereof via facsimile and overnight courier ("Notice of Major Transaction") to each holder of Series a Preferred Stock. At any time after receipt of a Notice of Major Transaction (or, in the event a Notice of Major Transaction is not delivered at least ten (10) days prior to a
Major Transaction, at any time within ten (10) days prior to a Major Transaction), any holder of Series A Preferred Stock then outstanding may require the Company to redeem, effective immediately prior to the consummation of such Major Transaction, all of the holder's Series A Preferred Stock then outstanding by delivering written notice thereof via facsimile and overnight courier ("Notice of Redemption at Option of Buyer Upon Major
Transaction") to the Company, which Notice of Redemption at Option of Buyer Upon Major Transaction shall indicate (i) the number of shares of Series A Preferred Stock that such holder is electing to redeem and (ii) the applicable Major Transaction Redemption Price, as calculated pursuant to Section 8(a) above.

     (f)  Mechanics  of  Redemption  at  Option  of  Buyer   Upon
          -------------------------------------------------------
Triggering  Event.   Within  five (5)  business  days  after  the
-----------------
Company obtains knowledge of the occurrence of a Triggering Event, the Company shall deliver written notice thereof via facsimile and overnight courier ("Notice of Triggering Event") to each holder of Series A Preferred Stock except in the case of a Triggering Event under Section 8(d) (iv). At any time after the earlier of a holder's receipt of a Notice of Triggering Event and such holder becoming aware of a Triggering Event, any holder of Series A Preferred Stock then outstanding may require the Company to redeem all of the Series A Preferred Stock by delivering written notice thereof via facsimile and overnight courier ("Notice of Redemption at Option of Buyer Upon Triggering Event") to the Company, which Notice of Redemption at Option of Buyer Upon Triggering Event shall indicate (i) the number of shares of Series A Preferred Stock that such holder is electing to redeem and (ii) the applicable Triggering Event Redemption Price, as calculated pursuant to Section 8(b) above.

     (g)  Payment   of  Redemption  Price.   Upon  the  Company's
          -------------------------------
receipt of a Notice(s) of Redemption at Option of Buyer Upon Triggering Event or a Notice(s) of Redemption at Option of Buyer Upon Major Transaction from any holder of Series A Preferred Stock, the Company shall immediately notify such holder of Series A Preferred Stock by facsimile of the Company's receipt of such Notice(s) of Redemption at Option of Buyer Upon Triggering Event or Notice(s) of Redemption at Option of Buyer Upon Major Transaction and each holder which has sent such a notice shall promptly submit to the Company such holder's Preferred Stock Certificates which such holder has elected to have redeemed. Other than with respect to the Triggering Event described in clause (iv) of Section 8(d), the Company shall have the sole option to pay the Redemption Price in cash or shares of Common Stock in accordance with Sections 8(a) and (b) and Section 9 of this Certificate of Designation. The Company shall deliver the applicable Major Transaction Redemption Price immediately prior to the consummation of the Major Transaction, provided that a
                                                --------
holder's Preferred Stock Certificates shall have been so delivered to the Company; provided further that if the Company is
                          ----------------
unable to redeem all of the Series A Preferred Stock to be redeemed, the Company shall redeem an amount from each holder of Series A Preferred Stock being redeemed equal to such holder's pro-rata amount (based on the number of shares of Series A Preferred Stock held by such holder relative to the number of shares of Series A Preferred Stock outstanding) of all Series A Preferred Stock being redeemed. If the Company shall fail to redeem all of the Series A Preferred Stock submitted for redemption (other than pursuant to a dispute as to the arithmetic calculation of the Redemption Price), in addition to any remedy such holder of Series A Preferred Stock may have under this Certificate of Designation and the Purchase Agreement, the applicable Redemption Price payable in respect of such unredeemed Series A Preferred Stock shall bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full. Until the Company pays such unpaid applicable Redemption Price in full to a holder of shares of Series A Preferred Stock submitted for redemption, such holder shall have the option (the "Void Optional Redemption Option") to, in lieu of redemption, require the Company to promptly return to such holder(s) all of the shares of Series A Preferred Stock that were submitted for redemption by such holder(s) under this Section 8 and for which the applicable Redemption Price has not been paid, by sending written notice thereof to the Company via facsimile (the "Void Optional Redemption Notice"). Upon the Company's receipt of such Void Optional Redemption Notice(s) and prior to payment of the full applicable Redemption Price to such holder, (i) the Notice(s) of Redemption at Option of buyer Upon Major Transaction or Notice(s) of Redemption at Option of Buyer Upon Triggering Event (as applicable) shall be null and void with respect to those shares of Series A Preferred Stock submitted for redemption and for which the applicable Redemption Price has not been paid and (ii) the Company shall immediately return any Series A Preferred Stock submitted to the Company by each holder for redemption under this Section 8(d) and for which the applicable
Redemption  Price has not been paid; provided that no  adjustment
                                     --------
shall be made if such adjustment would result in an increase of the Conversion Price then in effect. A holder's delivery of a Void Optional Redemption Notice and exercise of its rights following such notice shall not effect the Company's obligations to make any payments which have accrued prior to the date of such notice other than interest payments. Payments provided for in this Section 8 shall have priority to payments to other stockholders in connection with a Major Transaction.

     (h)  Demand  Registration Rights.  If the  Redemption  Price
          ---------------------------
upon the occurrence of a Major Transaction or a Triggering Event is paid in shares of Common Stock and such shares have not been previously registered on a registration statement under the Securities Act, a holder of Series A Preferred Stock may make a written request for registration under the Securities Act pursuant to this Section 8(h) of all of its shares of Common Stock issued upon such Major Transaction or Triggering Event. The Company shall use its reasonable best efforts to cause to be filed and declared effective as soon as reasonably practicable (but in no event later than the one hundred and twentieth (120th) day after such holder's request is made) a registration statement under the Securities Act, providing for the sale of all of the shares of Common Stock issued upon such Major Transaction or Triggering Event by such holder. The Company agrees to use its reasonable best efforts to keep any such registration statement continuously effective for resale of the Common Stock for so long as such holder shall request, but in no event shall the Company be required to maintain the effectiveness of such registration statement later than the date that the shares of Common Stock issued upon such Major Transaction or Triggering Event may be offered for resale to the public pursuant to Rule 144(k).

9.   Inability to Fully Convert.
     --------------------------
     (a)  Holder's  Option if Company Cannot Fully Convert.   If,
          ------------------------------------------------
upon the Company's receipt of a Conversion Notice, the Company cannot issue shares of Common Stock registered for resale under the Registration Statement (and such Registration Statement is required to be in effect per the terms of the Registration Rights Agreement) for any reason, including, without limitation, because the Company (w) does not have a sufficient number of shares of Common Stock authorized and available, (x) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Company or its securities from issuing all of the Common Stock which is to be issued to a holder of Series A Preferred Stock pursuant to a Conversion Notice or (y) subsequent to the effective date of the Registration Statement, fails to have a sufficient number of shares of Common Stock registered for resale under the Registration Statement, then the Company shall issue as many shares of Common Stock as it is able to issue in accordance with such holder's Conversion Notice and pursuant to Section 5(b)(ii) above and, with respect to the unconverted Series A Preferred Stock, the holder, solely at such holder's option, can elect, within five (5) business days after receipt of notice from the Company thereof to:

         (i) require the Company to redeem from such holder those Series A Preferred Stock for which the Company is unable to issue Common Stock in accordance with such holder's Conversion Notice ("Mandatory Redemption") at a price per share equal to the Major Transaction Redemption Price as of such Conversion Date (the "Mandatory Redemption Price"); provided that the Company shall have the sole option to pay the Mandatory Redemption Price in cash or, subject to Section 7 hereof, shares of Common Stock; or

         (ii) if the Company's inability to fully convert Series A Preferred Stock is pursuant to Section 9(a)(y) above, require the Company to issue restricted shares of Common Stock in accordance with such holder's Conversion Notice and pursuant to
Section 5(b)(ii) above; or

         (iii) void its Conversion Notice and retain or have returned, as the case may be the shares of Series A Preferred Stock that were to be converted pursuant to such holder's Conversion Notice (provided that a holder's voiding its Conversion Notice shall not effect the Company's obligations to make any payments which have accrued prior to the date of such notice); or

         (iv) exercise its Buy-In rights pursuant to and in accordance with the terms and provisions of Section 5(b)(vi) hereof.

     (b)  Mechanics of Fulfilling Holder's Election.  The Company
          -----------------------------------------
shall promptly send via facsimile or overnight courier to a holder of Series A Preferred Stock, upon receipt of an original or facsimile copy of a Conversion Notice from such holder which cannot be fully satisfied as described in Section 9(a) above, a notice of the Company's inability to fully satisfy such holder's Conversion Notice (the "Inability to Fully Convert Notice"). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Company is unable to fully satisfy such holder's Conversion Notice, (ii) the number of Series A Preferred Stock which cannot be converted and (iii) the applicable Mandatory Redemption Price, Such holder shall notify the Company of its election pursuant to Section 9(a) above by delivering written notice via facsimile to the Company ("Notice in Response to Inability to Convert").

     (c)  Payment  of  Redemption Price.  If  such  holder  shall
          -----------------------------
elect to have its shares redeemed pursuant to Section 9(a)(i) above, the Company shall pay the Mandatory Redemption Price to such holder within thirty (30) days of the Company's receipt of the holder's Notice in Response to Inability to Convert, provided
                                                         --------
that prior to the Company's receipt of the holder's Notice in Response to Inability to Convert the Company has not delivered a notice to such holder stating, to the satisfaction of the holder, that the event or condition resulting in the Mandatory Redemption has been cured and all Conversion Shares issuable to such holder can and will be delivered to the holder in accordance with the terms of Section 2(g). If the Company shall fail to pay the applicable Mandatory Redemption Price to such holder on a timely basis as described in this Section 9(c) (other than pursuant to a dispute as to the determination of the arithmetic calculation of the Redemption Price), in addition to any remedy such holder of Series A Preferred Stock may have under this Certificate of Designation and the Purchase Agreement, such unpaid amount shall bear interest at the rate of 2.0% per month (prorated for partial months) until paid in full. Until the full Mandatory Redemption Price is paid in full to such holder, such holder may (i) void the Mandatory Redemption with respect to those Series A Preferred Stock for which the full Mandatory Redemption Price has not been paid, (ii) receive back such Series A Preferred Stock, and (iii) require that the Conversion Price of such returned Series A Preferred Stock be adjusted to the lesser of (A) the Conversion Price and (B) the lowest Closing Bid Price during the period beginning on the Conversion Date and ending on the date the holder voided the Mandatory Redemption.

     (d)  Pro-rata  Conversion and Redemption.  In the event  the
          -----------------------------------
Company receives a Conversion Notice from more than one holder of Series A Preferred Stock on the same day and the Company can convert and redeem some, but not all, of the Series A Preferred Stock pursuant to this Section 9, the Company shall convert and redeem from each holder of Series A Preferred Stock electing to have Series A Preferred Stock converted and redeemed at such time an amount equal to such holder's pro-rata amount (based on the number shares of Series A Preferred Stock held by such holder relative to the number shares of Series A Preferred Stock outstanding) of all shares of Series A Preferred Stock being converted and redeemed at such time.

10.  Vote  to Change the Terms of or Issue Preferred Stock.   The
     -----------------------------------------------------
affirmative vote at a meeting duly called for such purpose or the written consent without a meeting, of the holders of not less than seventy-five percent (75%) of the then outstanding shares of Series A Preferred Stock; provided, however, that this provision is no longer effective once shares of Preferred Stock outstanding shall equal less than two hundred thousand (200,000) (in addition to any other corporate approvals then required to effect such action), shall be required (a) for any change to this Certificate of Designation or the Company's Articles of Incorporation which would amend, alter, change or repeal any of the powers, designations, preferences and rights of the Series A Preferred
Stock or (b) for the issuance of shares of Series A Preferred Stock other than pursuant to the Purchase Agreement.

11.  Lost or Stolen Certificates.  Upon receipt by the Company of
     ---------------------------
evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any Preferred Stock Certificates representing the shares of Series A Preferred Stock, and, in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company that is reasonably acceptable to the Company and, in the case of mutilation; upon surrender and cancellation of the Preferred Stock Certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date, provided, however, that the Company shall not be obligated to re-issue Preferred Stock Certificates if the holder contemporaneously requests the Company to convert such shares of Series A Preferred Stock into Common Stock.

12.  Remedies, Characterizations, Other Obligations, Breaches and
     ------------------------------------------------------------
Injunctive Relief.  The remedies provided in this Certificate  of
-----------------
Designation shall be cumulative and in addition to all other remedies available under this Certificate of Designation, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit a holder's right to pursue actual damages for any failure by the Company to comply with the terms of this Certificate of Designation. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holders of the Series A

Preferred Stock and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holders of the Series A Preferred Stock shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

13.  Specific Shall Not Limit General; Construction.  No specific
     ----------------------------------------------
provision contained in this Certificate of Designation shall limit or modify any more general provision contained herein. This Certificate of Designation shall be deemed to be jointly drafted by the Company and all initial purchasers of the Series A Preferred Stock and shall not he construed against any person as the drafter hereof.

14.  Failure  or Indulgence Not Waiver.  No failure or  delay  on
     ---------------------------------
the part of a holder of Series A Preferred Stock in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

     IN   WITNESS  WHEREOF,  the  undersigned  has  executed  and
subscribed this Certificate and does affirm the foregoing as true this 5th day of September, 2007.

                              DENTALSERV.COM


                              By: /S/Lawrence Chimerine
                              -----------------------------------
                              Name: Dr. Lawrence Chimerine
                              Title: President and Chief
                              Executive Officer

                                    EXHIBIT 4

                            SPECIMEN
                            --------

[FACE OF CERTIFICATE]
NUMBER
SA____________

DENTALSERV.COM
INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

SHARES CERTIFICATE

SEE REVERSE FOR CERTAIN DEFINITIONS
CUSIP _______________
THIS CERTIFIES that ____________________________________________
 is the owner of _______________________________________________

FULLY PAID AND NON-ASSESSABLE SHARES OF THE SERIES A CONVERTIBLE
PREFERRED STOCK OF THE PAR VALUE $.01 EACH OF

DENTALSERV.COM

(hereinafter called the Corporation), transferable on the books of the Corporation by the Holder hereof in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: September ____, 2007


/sig/ __________________________
Secretary

[SEAL]

/sig/ __________________________
President


COUNTERSIGNED:
THE NEVADA AGENCY AND TRUST COMPANY
TRANSFER AGENT

BY: ____________________________
AUTHORIZED OFFICER

[REVERSE OF CERTIFICATE]

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - .....(Cust).....Custodian.....(Minor).....
under Uniform   Gifts to Minors Act.....(State).....

Additional abbreviations may also be used though not in the above list.

For Value Received, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF
ASSIGNEE

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE,
OF ASSIGNEE)

Shares of the capital stock represented by the within
Certificate, and do hereby irrevocably constitute and appoint
_____________________________________________________________

Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated______________

SIGNATURE GUARANTEED
NOTICE:
 THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME
AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR,
WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER

                                    EXHIBIT 5

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

                    SERIES A WARRANT TO PURCHASE

                      SHARES OF COMMON STOCK

                                OF

                          DENTALSERV.COM

                      Expires September 5, 2012

No.: W-A-07- __                            Number of Shares: 6,668,230
Date of Issuance: September 5, 2007


    FOR VALUE RECEIVED, the undersigned, Dentalserv.com, a Nevada corporation (together with its successors and assigns, the "Issuer"), hereby certifies that Vision Opportunity Master Fund, Ltd., or its registered assigns (the "Holder") is entitled to subscribe for and purchase, during the Term (as hereinafter defined), up to 6,668,230 shares (subject to adjustment as hereinafter provided) of the duly authorized, validly issued, fully paid and non-assessable Common Stock of the Issuer, at an exercise price per share equal to the Warrant Price then in effect, subject, however, to the provisions and upon the terms and conditions hereinafter set forth. Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 9 hereof.

    1.   Term.  The term of this Warrant shall commence on September
         ----
5, 2007, and shall expire at 6:00 p.m., eastern time, on September 5, 2012 (such period being the "Term").

    2.   Method of Exercise; Payment; Issuance of New Warrant;
         -----------------------------------------------------
Transfer and Exchange.
---------------------

    (a)  Time of Exercise.  The purchase rights represented by this
         ----------------
Warrant may be exercised in whole or in part during the Term.

    (b)  Method of Exercise.  The Holder hereof may exercise this
         ------------------
Warrant, in whole or in part, by the surrender of this Warrant (with the exercise form attached hereto duly executed) at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of shares of Warrant Stock with respect to which this Warrant is then being exercised, payable at such Holder's election (i) by certified or official bank check or by wire transfer to an account designated by the Issuer, (ii) by "cashless exercise" in accordance with the provisions of subsection
(c) of this Section 2, but only when a registration statement under the Securities Act providing for the resale of the Warrant Stock is not then in effect by the date such registration statement is required to be effective pursuant to the Registration Rights Agreement (as defined in the Purchase Agreement), or (iii) by a combination of the foregoing methods of payment selected by the Holder of this Warrant, if cashless exercise is available. In connection with the exercise of the Warrants, the Holder shall be required to exercise Warrants convertible into a minimum of one hundred thousand shares of Common Stock in any single exercise.

    (c)  Cashless Exercise.  Notwithstanding any provisions herein
         -----------------
to the contrary and commencing one (1) year following the Original Issue Date if (i) the Per Share Market Value of one share of Common Stock is greater than the Warrant Price (at the date of calculation as set forth below) and (ii) a registration statement under the Securities Act providing for the resale of the Warrant Stock is not then in effect by the date such registration statement is required to be effective pursuant to the Registration Rights Agreement (as defined in the Purchase Agreement) or not effective at any time during the Effectiveness Period (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, unless the registration statement is not effective as a result of the Issuer exercising its rights under Section 3(n) of the Registration Rights Agreement, in lieu of exercising this Warrant by payment of cash, the Holder may exercise this Warrant by a cashless exercise and shall receive the number of shares of Common Stock equal to an amount computed using the following formula upon surrender of this Warrant at the principal office of the Issuer together with the properly endorsed Notice of Exercise:

        X = Y - (A)(Y)
                ------
                  B

Where   X =  the number of shares of Common Stock to be issued to
             the Holder.

        Y = the number of shares of Common Stock purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

        A =  the Warrant Price.

        B =  the Per Share Market Value of one share of Common Stock.

    (d)  Issuance of Stock Certificates.  In the event of any
         ------------------------------
exercise of this Warrant in accordance with and subject to the terms and conditions hereof, certificates for the shares of Warrant Stock so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding three (3) Trading Days after such exercise (the "Delivery Date") or, at the request of the Holder (provided that a registration statement under the Securities Act providing for the resale of the Warrant Stock is then in effect or that the shares of Warrant Stock are otherwise exempt from registration), issued and delivered to the Depository Trust Company ("DTC") account on the Holder's behalf via the Deposit Withdrawal Agent Commission System ("DWAC") within a reasonable time, not exceeding three (3) Trading Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the holder of the shares of Warrant Stock so purchased as of the date of such exercise. Notwithstanding the foregoing to the contrary, the Issuer or its transfer agent shall only be obligated to issue and deliver the shares to the DTC on a holder's behalf via DWAC if such exercise is in connection with a sale or other exemption from registration by which the shares may be issued without a restrictive legend and the Issuer and its transfer agent are participating in DTC through the DWAC system. The Holder shall deliver this original Warrant, or an indemnification reasonably acceptable to the Issuer undertaking with respect to such Warrant in the case of its loss, theft or destruction, at such time that this Warrant is fully exercised. With respect to partial exercises of this Warrant, the Issuer shall keep written records for the Holder of the number of shares of Warrant Stock exercised as of each date of exercise.

    (e)  Compensation for Buy-In on Failure to Timely Deliver
         ----------------------------------------------------
Certificates Upon Exercise.  In addition to any other rights available
--------------------------
to the Holder, if the Issuer fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Stock pursuant to an exercise on or before the Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Stock which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Issuer shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of Warrant Stock that the Issuer was required to deliver to the Holder in connection with the exercise at issue times
(B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of shares of Warrant Stock for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Issuer timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Issuer shall be required to pay the Holder $1,000. The Holder shall provide the Issuer written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Issuer. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Issuer's failure to timely deliver certificates representing shares of Common Stock upon exercise of this Warrant as required pursuant to the terms hereof.

    (f)  Transferability of Warrant.  Subject to Section 2(h)
         --------------------------
hereof, this Warrant may be transferred by a Holder, in whole or in part, without the consent of the Issuer. If transferred pursuant to this paragraph, this Warrant may be transferred on the books of the Issuer by the Holder hereof in person or by duly authorized attorney, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed (by the Holder executing an assignment in the form attached hereto) and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. This Warrant is exchangeable at the principal office of the Issuer for Warrants to purchase the same aggregate number of shares of Warrant Stock, each new Warrant to represent the right to purchase such number of shares of Warrant Stock as the Holder hereof shall designate at the time of such exchange. All Warrants issued on transfers or exchanges shall be dated the Original Issue Date and shall be identical with this Warrant except as to the number of shares of Warrant Stock issuable pursuant thereto.

    (g)  Continuing Rights of Holder.  The Issuer will, at the time
         ---------------------------
of or at any time after each exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing the extent, if any, of its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in accordance with the terms of this Warrant, provided that if any such Holder shall fail to make any such request, the failure shall not affect the continuing obligation of the Issuer to afford such rights to such Holder.

    (h)  Compliance with Securities Laws.
         -------------------------------

         (i) The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant and the shares of Warrant Stock to be issued upon exercise hereof are being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any shares of Warrant Stock to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.

         (ii) Except as provided in paragraph (iii) below, this Warrant and all certificates representing shares of Warrant Stock issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:

         THIS WARRANT AND THE SHARES OF COMMON STOCK
         ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN
         REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
         AMENDED (THE "SECURITIES ACT") OR ANY STATE
         SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED
         OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER
         THE SECURITIES ACT AND UNDER APPLICABLE STATE
         SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED
         AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO
         THE ISSUER THAT REGISTRATION OF SUCH SECURITIES
         UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS

         OF APPLICABLE STATE SECURITIES LAWS IS NOT
         REQUIRED.

         (iii) The Issuer agrees to reissue this Warrant or certificates representing any of the Warrant Stock, without the legend set forth above if at such time, prior to making any transfer of any such securities, the Holder shall give written notice to the Issuer describing the manner and terms of such transfer. Such proposed transfer will not be effected until: (a) either (i) the Issuer has received an opinion of counsel reasonably satisfactory to the Issuer, to the effect that the registration of such securities under the Securities Act is not required in connection with such proposed transfer, (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by the Issuer with the Securities and Exchange Commission and has become effective under the Securities Act; provided however, that the Issuer has no obligation or intent to register the Warrant, but shall register the shares of Common Stock underlying the Warrants pursuant to the terms of the Registration Rights Agreement (as defined in the Purchase Agreement), (iii) the Issuer has received other evidence reasonably satisfactory to the Issuer that such registration and qualification under the Securities Act and state securities laws are not required, or (iv) the Holder provides the Issuer with reasonable assurances that such security can be sold pursuant to Rule 144 under the Securities Act; and (b) either (i) the Issuer has received an opinion of counsel reasonably satisfactory to the Issuer, to the effect that registration or qualification under the securities or "blue sky" laws of any state is not required in connection with such proposed disposition, or (ii) compliance with applicable state securities or "blue sky" laws has been effected or a valid exemption exists with respect thereto. The Issuer will respond to any such notice from a holder within three
(3) Trading Days. In the case of any proposed transfer under this Section 2(h), the Issuer will use reasonable efforts to comply with any such applicable state securities or "blue sky" laws, but shall in no event be required, (x) to qualify to do business in any state where it is not then qualified, (y) to take any action that would subject it to tax or to the general service of process in any state where it is not then subject, or (z) to comply with state securities or "blue sky" laws of any state for which registration by coordination is unavailable to the Issuer or to register the Warrants under state securities laws. The restrictions on transfer contained in this Section 2(h) shall be in addition to, and not by way of limitation of, any other restrictions on transfer contained in any other section of this Warrant. Whenever a certificate representing the Warrant Stock is required to be issued to a Holder without a legend, in lieu of delivering physical certificates representing the Warrant Stock, the Issuer shall cause its transfer agent to electronically transmit the Warrant Stock to the Holder by crediting the account of the Holder or Holder's Prime Broker with DTC through its DWAC system (to the extent not inconsistent with any provisions of this Warrant or the Purchase Agreement).

         (i)     Accredited Investor Status.  In no event may the
                 --------------------------
Holder exercise this Warrant in whole or in part unless the Holder is an "accredited investor" as defined in Regulation D under the Securities Act.

    3.   Stock Fully Paid; Reservation and Listing of Shares;
         ----------------------------------------------------
Covenants.
---------

    (a)  Stock Fully Paid.  The Issuer represents, warrants,
         ----------------
covenants and agrees that all shares of Warrant Stock which may be issued upon the exercise of this Warrant or otherwise hereunder will, when issued in accordance with the terms of this Warrant, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by or through the Issuer. The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issuance upon exercise of this Warrant a number of authorized but unissued shares of Common Stock equal to at least one hundred fifty (150%) of the number of shares of Common Stock issuable upon exercise of this Warrant without regard to any limitations on exercise.

    (b)  Reservation.  If any shares of Common Stock required to be
         -----------
reserved for issuance upon exercise of this Warrant or as otherwise provided hereunder require registration or qualification with any Governmental Authority under any federal or state law before such shares may be so issued, the Issuer will in good faith use its best efforts as expeditiously as possible at its expense to cause such shares to be duly registered or qualified. If the Issuer shall list any shares of Common Stock on any securities exchange or market it will, at its expense, list thereon, and maintain and increase when necessary such listing, of, all shares of Warrant Stock from time to time issued upon exercise of this Warrant or as otherwise provided hereunder (provided that such Warrant Stock has been registered pursuant to a registration statement under the Securities Act then in effect), and, to the extent permissible under the applicable securities exchange rules, all unissued shares of Warrant Stock which are at any time issuable hereunder, so long as any shares of Common Stock shall be so listed. The Issuer will also so list on each securities exchange or market, and will maintain such listing of, any other securities which the Holder of this Warrant shall be entitled to receive upon the exercise of this Warrant if at the time any securities of the same class shall be listed on such securities exchange or market by the Issuer.

    (c)  Covenants.  The Issuer shall not by any action including,
         ---------
without limitation, amending the Articles of Incorporation or the by-laws of the Issuer, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder hereof against dilution (to the extent specifically provided herein) or impairment. Without limiting the generality of the foregoing, the Issuer will (i) not permit the par value, if any, of its Common Stock to exceed the then effective Warrant Price, (ii) not amend or modify any provision of the Articles of Incorporation or by-laws of the Issuer in any manner that would adversely affect the rights of the Holders of the Warrants, (iii) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of this Warrant, and
(iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

    (d)  Loss, Theft, Destruction of Warrants.  Upon receipt of
         ------------------------------------
evidence satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same number of shares of Common Stock.

    (e)  Payment of Taxes.  The Issuer will pay any documentary
         ----------------
stamp taxes attributable to the initial issuance of the Warrant Stock issuable upon exercise of this Warrant; provided, however, that the Issuer shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates representing Warrant Stock in a name other than that of the Holder in respect to which such shares are issued.

    4.   Adjustment of Warrant Price.  The price at which such
         ---------------------------
shares of Warrant Stock may be purchased upon exercise of this Warrant shall be subject to adjustment from time to time as set forth in this
Section 4. The Issuer shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with the notice provisions set forth in Section 5.

    (a)  Recapitalization, Reorganization, Reclassification,
         ---------------------------------------------------
Consolidation, Merger or Sale.
-----------------------------

        (i) In case the Issuer after the Original Issue Date shall do any of the following (each, a "Triggering Event"): (a) consolidate or merge with or into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger (except for the Merger (as defined in subsection (c) below), or any future strategic acquisitions, which are approved in writing by the Holder, such approval not to be unreasonably withheld (each a "Permitted Future
Transaction")), or (b) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger (except for the Merger, or a Permitted Future Transaction), any Capital Stock of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other Person, or (d) effect a capital reorganization or reclassification of its Capital Stock, then, and in the case of each such Triggering
Event, proper provision shall be made to the Warrant Price and the number of shares of Warrant Stock that may be purchased upon exercise of this Warrant so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive at the Warrant Price as adjusted to take into account the consummation of such Triggering Event, in lieu of the Common
Stock issuable upon such exercise of this Warrant prior to such Triggering Event or any securities that this Warrant would entitle the Holder to offer the Triggering Event were it not for this provision, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto (including the right of a shareholder to elect the type of consideration it will receive upon a Triggering Event), subject to adjustments (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for elsewhere in this
Section 4; provided, however, the Holder at its option may elect to receive instead an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula. Immediately upon the occurrence of a Triggering Event, the Issuer shall notify the Holder in writing of such Triggering Event and provide the calculations in determining the number of shares of Warrant Stock issuable upon exercise of the new warrant and the adjusted Warrant Price. Upon the Holder's request, in lieu of receiving cash or other property as set out above, the continuing or surviving corporation as a result of such Triggering Event shall issue to the Holder a new warrant of like tenor evidencing the right to purchase the adjusted number of shares of Warrant Stock and the adjusted Warrant Price pursuant to the terms and provisions of this Section 4(a)(i). Notwithstanding the foregoing to the contrary, this Section 4(a)(i) shall only apply if the surviving entity pursuant to any such Triggering Event is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board. In the event that the surviving entity pursuant to any such Triggering Event is not a public company that is registered pursuant to the Securities Exchange Act of 1934, as amended, or its common stock is not listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, then the Holder shall have the right to demand that the Issuer pay to the Holder an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula in exchange for termination of this Warrant.

         (ii) In the event that the Holder has elected not to exercise this Warrant prior to the consummation of a Triggering Event and has also elected not to receive an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula pursuant to the provisions of Section 4(a)(i) above, so long as the surviving entity pursuant to any Triggering Event is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, the surviving entity and/or each Person (other than the Issuer) which may be required to deliver any Securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (A) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) if the Holders does not elect to receive cash or securities under Section 4(a)(i) or (B) the obligation to deliver to such Holder such Securities, cash or property as, in accordance with the foregoing provisions of this subsection (a), and such Holder shall be entitled to receive a written acknowledgement executed by the President or Chief

Financial Officer of the Issuer, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this subsection (a) shall be applicable to the Securities, cash or property which the surviving entity and/or each such Person may be required to deliver upon any exercise of this Warrant or the exercise of any rights pursuant hereto.

    (b)  Stock Dividends, Subdivisions and Combinations.  If at
         ----------------------------------------------
any time the Issuer shall:

         (i) make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, shares of Common Stock,

         (ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

         (iii)   combine its outstanding shares of Common
Stock into a smaller number of shares of Common Stock,

then (1) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares of Common Stock for which this Warrant is exercisable immediately after such adjustment.

    (c)  Certain Other Distributions.  If at any time the Issuer
         ---------------------------
shall make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

         (i)     cash,

         (ii) any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock), or

         (iii) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock),

then (1) the number of shares of Common Stock for which this Warrant is exercisable shall be adjusted to equal the product of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Per Share Market Value of Common Stock at the date of taking such record and (B) the denominator of which shall be such Per Share Market Value minus the amount allocable to one share of Common Stock of any such cash so distributable and of the fair value (as determined in good faith by the Board of Directors of the Issuer and supported by an opinion from an investment banking firm mutually agreed upon by the Issuer and the Holder) of any and all such evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights so distributable, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares of Common Stock for which this Warrant is exercisable immediately after such adjustment. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Issuer to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4(c) and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4(b). This Section 4(c) shall not apply to the issuance by the Company of (i) warrants for up to 3,000,000 shares of Common Stock of the Company in connection with an employee stock option program, incentive stock option program, or other qualified, or non-qualified employee benefit plan (an "ESOP") to be established concurrent with closing of the merger between Medpro Safety Products, Inc. ("Medpro") and the Company (the "Merger"), priced at $1.81 per share, to be issued to the current management of Medpro and the future management of the Company (the "ESOP Warrants"),
(ii) 68,036 warrants, priced at $1.99, to be issued to Chrystal Research (the "Chrystal Research Warrants"), (iii) 533,458 warrants, priced at $1.81, to be issued to SC Capital Partners, LLC (the "SC Capital Warrants"), or (iv) any shares issued pursuant to the exercise of warrants described in (i) through (iii).

    (d)  Issuance of Additional Shares of Common Stock.  For a
         ---------------------------------------------
period of twelve (12) months after the Issuance Date, as defined below (the "Price Protection Period"), in the event the Company shall issue or sell any additional shares of Common Stock (otherwise than as provided herein or pursuant to Common Stock Equivalents (hereafter defined) granted or issued prior to the Issuance Date) (the "Additional Shares of Common Stock"), at a price per share ("New Price") less than the conversion price of the Series A Preferred Stock of the Issuer (the "Conversion Price") then in effect ("Down Round"), or without consideration, the Conversion Price shall be reduced concurrently with such issue to the New Price. The "Issuance Date" shall be defined as the date of the issuance of the Series A Preferred Stock of the Issuer to the Holder, or September 5, 2007. After the Price Protection Period, the Conversion Price shall be reset to the Conversion Price in effect immediately prior to the Down Round, and thereafter, for so long as the Series A Preferred Stock has not been converted into Common Stock, but only for a period of twelve (12) months, the Conversion Price then in effect upon each issuance of a Down Round shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Conversion Price by a fraction:

         1) the numerator of which shall be equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock (rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the then Conversion Price, and

         2) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock. This Section 4(d)(2) and the adjustments described herein shall not apply to (i) the issuance of Common Stock pursuant to the agency agreement between SGPF, LLC and Medpro, in connection with the Merger, (ii) a Permitted Future Transaction, (iii) the ESOP Warrants, (iv) the Chrystal Research Warrants, or (vi) any shares issued pursuant to the exercise of the warrants described in (ii) through (v).

    (e)  Issuance of Common Stock Equivalents.  In the event the
         ------------------------------------
Issuer shall at any time following the Original Issuance Date take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Issuer is the surviving corporation) issue or sell, any Common Stock Equivalents, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Warrant Price in effect at the time of such amendment or adjustment, then the Warrant Price then in effect shall be adjusted as provided in Section 4(d). No further adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Warrant Price then in effect shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Common Stock Equivalents. This Section 4(e) shall not apply to the issuance of (i) the ESOP Warrants, (ii) the Chrystal Research Warrants, or (iii) the SC Capital Warrants.

    (f)  Other Provisions applicable to Adjustments under this
         -----------------------------------------------------
Section.  The following provisions shall be applicable to the making
-------
of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Warrant Price then in effect provided for in this Section 4:

         (i)     Computation of Consideration.  To the extent that any
                 ----------------------------
Additional Shares of Common Stock or any Common Stock Equivalents (or any warrants or other rights therefor) shall be issued for cash consideration, the consideration received by the Issuer therefor shall be the amount of the cash received by the Issuer therefor, or, if such Additional Shares of Common Stock or Common Stock Equivalents are offered by the Issuer for subscription, the subscription price, or, if such Additional Shares of Common Stock or Common Stock Equivalents are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Issuer for and in the underwriting of, or otherwise in connection with, the issuance thereof). In connection with any merger or consolidation in which the Issuer is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Issuer shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be, deemed to be the fair market value, as determined reasonably and in good faith by the Board, of such portion of the assets and business of the nonsurviving corporation as the Board may determine to be attributable to such shares of Common Stock or Common Stock Equivalents, as the case may be. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Issuer for issuing such warrants or other rights plus the additional consideration payable to the Issuer upon exercise of such warrants or other rights. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Common Stock Equivalents shall be the consideration received by the Issuer for issuing warrants or other rights to subscribe for or purchase such Common Stock Equivalents, plus the consideration paid or payable to the Issuer in respect of the subscription for or purchase of such Common Stock Equivalents, plus the additional consideration, if any, payable to the Issuer upon the exercise of the right of conversion or exchange in such Common Stock Equivalents. In the event of any consolidation or merger of the Issuer in which the Issuer is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Issuer shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Issuer for stock or other securities of any corporation, the Issuer shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. In the event any consideration received by the Issuer for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board. In the event Common Stock is issued with other shares or securities or other assets of the Issuer for consideration which covers both, the consideration computed as provided in this Section 4(f)(i) shall be allocated among such securities and assets as determined in good faith by the Board.

         (ii)    When Adjustments to Be Made.  The adjustments required
                 ---------------------------
by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of shares of Common Stock for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4(b)) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than one percent (1%) of the shares of Common Stock for which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

         (iii)   Fractional Interests.  In computing adjustments under
                 --------------------
this Section 4, fractional interests in Common Stock shall be taken into account to the nearest one one-hundredth (1/100th) of a share.

         (iv)    When Adjustment Not Required.  If the Issuer shall
                 ----------------------------
take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

    (g)  Form of Warrant after Adjustments.  The form of this
         ---------------------------------
Warrant need not be changed because of any adjustments in the Warrant Price or the number and kind of Securities purchasable upon the exercise of this Warrant.

    (h)  Escrow of Warrant Stock.  If after any property becomes
         -----------------------
distributable pursuant to this Section 4 by reason of the taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, and the Holder exercises this Warrant, any shares of Common Stock issuable upon exercise by reason of such adjustment shall be deemed the last shares of Common Stock for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for the Holder by the Issuer to be issued to the Holder upon and to the extent that the event actually takes place, upon payment of the current Warrant Price. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be cancelled by the Issuer and escrowed property returned.

    5.   Notice of Adjustments.  Whenever the Warrant Price or
         ---------------------
Warrant Share Number shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, each an "adjustment"), the Issuer shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Warrant Price and Warrant Share Number after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any dispute between the Issuer and the Holder of this Warrant with respect to the matters set forth in such certificate may at the option of the Holder of this Warrant be submitted to a national or regional accounting firm reasonably acceptable to the Issuer and the Holder, provided that the Issuer shall have ten (10) days after receipt of notice from such Holder of its selection of such firm to object thereto, in which case such Holder shall select another such firm and the Issuer shall have no such right of objection. The firm selected by the Holder of this Warrant as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty (30) days after submission to it of such dispute. Such opinion shall be final and binding on the parties hereto. The costs and expenses of the initial accounting firm shall be paid equally by the Issuer and the Holder and, in the case of an objection by the Issuer, the costs and expenses of the subsequent accounting firm shall be paid in full by the Issuer.

    6.   Fractional Shares.  No fractional shares of Warrant Stock
         -----------------
will be issued in connection with any exercise hereof, but in lieu of such fractional shares, the Issuer shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

    7.   Ownership Cap and Exercise Restriction.  Notwithstanding
         --------------------------------------
anything to the contrary set forth in this Warrant, at no time may a Holder of this Warrant exercise this Warrant if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such Holder at such time, the number of shares of Common Stock which would result in such Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock; provided, however, that upon a holder of this Warrant providing the Issuer with sixty-one (61) days notice (pursuant to Section 13 hereof) (the "Waiver Notice") that such Holder would like to waive this Section 7 with regard to any or all shares of Common Stock issuable upon exercise of this Warrant, this Section 7 will be of no force or effect with regard to all or a portion of the Warrant referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one
(61) days immediately preceding the expiration of the term of this Warrant.

    8.   Definitions.  For the purposes of this Warrant, the
         -----------
following terms have the following meanings:

         "Additional Shares of Common Stock" means all shares of
          ---------------------------------
     Common Stock issued by the Issuer after the Original Issue Date, and all shares of Other Common, if any, issued by the Issuer after the Original Issue Date, except: (i) securities issued (other than for cash) in connection with a merger, acquisition, or consolidation, (ii) securities issued pursuant to the conversion or exercise of convertible or exercisable securities issued or outstanding on or prior to the date of the Purchase Agreement or issued pursuant to the Purchase Agreement or otherwise excepted herein (so long as the conversion or exercise price in such securities are not amended to lower such price and/or adversely affect the Holders), (iii) the Warrant Stock,
     (iv) securities issued in connection with bona fide strategic license agreements or other partnering arrangements so long as such issuances are not for the purpose of raising capital, (v) Common Stock issued or the issuance or grants of options to purchase Common Stock pursuant to the Issuer's stock option plans and employee stock purchase plans outstanding as they exist on the date of the Purchase Agreement, (vi) any warrants issued to the placement agent and its designees or to the Company's investor relations firm for the transactions contemplated by the Purchase Agreement, and (vii) Common Stock issued by Issuer in connection with Medpro's agency agreement with SGPF, LLC, which is contemplated in connection with the Merger.

         "Articles of Incorporation" means the Articles of
          -------------------------
     Incorporation of the Issuer as in effect on the Original Issue Date, and as hereafter from time to time amended, modified, supplemented or restated in accordance with the terms hereof and thereof and pursuant to applicable law.

         "Board" shall mean the Board of Directors of the Issuer.
          -----

         "Capital Stock" means and includes (i) any and all shares,
          -------------
     interests, participations or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred or preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and
     (iv) all equity or ownership interests in any Person of any other type.

         "Common Stock" means the Common Stock, $0.01 par value per
          ------------
     share, of the Issuer and any other Capital Stock into which such stock may hereafter be changed.

         "Common Stock Equivalent" means any Convertible Security or
          -----------------------
     warrant, option or other right to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Security.

         "Convertible Securities" means evidences of Indebtedness,
          ----------------------
     shares of Capital Stock or other Securities which are or may be at any time convertible into or exchangeable for Additional Shares of Common Stock. The term "Convertible Security" means one of the Convertible Securities.

         "Governmental Authority" means any governmental, regulatory
          ----------------------
     or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether federal, state or local, and whether domestic or foreign.

         "Holders" mean the Persons who shall from time to time own
          -------
     any Warrant.  The term "Holder" means one of the Holders.

         "Independent Appraiser" means a nationally recognized or
          ---------------------
     major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Issuer) that is regularly engaged in the business of appraising the Capital Stock or assets of corporations or other entities as going concerns, and which is not affiliated with either the Issuer or the Holder of any Warrant.

         "Issuer" means Dentalserv.com, a Nevada corporation, and
          ------
     its successors.

         "Majority Holders" means at any time the Holders of
          ----------------
     Warrants exercisable for a majority of the shares of Warrant
     Stock issuable under the Warrants at the time outstanding.

         "Original Issue Date" means September 5, 2007.
          -------------------

         "OTC Bulletin Board" means the over-the-counter electronic
          ------------------
     bulletin board.

         "Other Common" means any other Capital Stock of the Issuer
          ------------
     of any class which shall be authorized at any time after the date of this Warrant (other than Common Stock) and which shall have the right to participate in the distribution of earnings and assets of the Issuer without limitation as to amount.

         "Outstanding Common Stock" means, at any given time, the
          ------------------------
     aggregate amount of outstanding shares of Common Stock, assuming full exercise, conversion or exchange (as applicable) of all options, warrants and other Securities which are convertible into or exercisable or exchangeable for, and any right to subscribe for, shares of Common Stock that are outstanding at such time.

         "Person" means an individual, corporation, limited
          ------
     liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental
     Authority or other entity of whatever nature.

         "Per Share Market Value" means on any particular date (a)
          ----------------------
     the last closing bid price per share of the Common Stock on such date on the OTC Bulletin Board or a registered national stock exchange on which the Common Stock is then listed, or if there is no such price on such date, then the closing price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Common Stock is not listed or traded then on the OTC Bulletin Board or any registered national stock exchange, the last closing bid price for a share of Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or by the Pink Sheets LLC or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Common Stock is not then publicly traded the fair market value of a share of Common Stock as determined by an Independent Appraiser selected in good faith by the Majority Holders; provided, however, that the Issuer, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser; and provided, further that all determinations of the Per Share Market Value shall be appropriately adjusted for any stock dividends, stock splits or other similar transactions during such period. The determination of fair market value by an Independent Appraiser shall be based upon the fair market value of the Issuer determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any shares of Common Stock, no consideration shall be given to any restrictions on transfer of the Common Stock imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.

         "Purchase Agreement" means the Series A Convertible
          ------------------
     Preferred Stock Purchase Agreement dated as of September 5, 2007, among the Issuer and the Purchasers.

         "Purchasers" means the purchasers of the Series A
          ----------
     Convertible Preferred Stock and the Warrants issued by the Issuer pursuant to the Purchase Agreement.

         "Securities" means any debt or equity securities of the
          ----------
     Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any

     Security.  "Security" means one of the Securities.

         "Securities Act" means the Securities Act of 1933, as
          --------------
     amended, or any similar federal statute then in effect.

         "Subsidiary" means any corporation at least 50% of whose
          ----------
     outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

         "Term" has the meaning specified in Section 1 hereof.
          ----

         "Trading Day" means (a) a day on which the Common Stock is
          -----------
     traded on the OTC Bulletin Board or any other exchange or trading venue on which the Common Stock may be principally traded in the future, or (b) if the Common Stock is not traded on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a) or (b) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

         "Voting Stock" means, as applied to the Capital Stock of
          ------------
     any corporation, Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.

         "Warrants" means the Warrants issued and sold pursuant to
          --------
     the Purchase Agreement, including, without limitation, this Warrant, and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the provisions of Section 2(c), 2(d) or 2(e) hereof or of any of such other Warrants.

         "Warrant Price" initially means $1.81, as such price may be
          -------------
     adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.

         "Warrant Share Number" means at any time the aggregate
          --------------------
     number of shares of Warrant Stock which may at such time be purchased upon exercise of this Warrant, after giving effect to all prior adjustments and increases to such number made or required to be made under the terms hereof.

         "Warrant Stock" means Common Stock issuable upon exercise
          -------------
     of any Warrant or Warrants or otherwise issuable pursuant to any Warrant or Warrants.

    9.   Other Notices.  In case at any time:
         -------------

         (A) the Issuer shall make any distributions to the holders of Common Stock; or

         (B) the Issuer shall authorize the granting to all holders of its Common Stock of rights to subscribe for or purchase any shares of Capital Stock of any class or other rights; or

         (C) there shall be any reclassification of the Capital Stock of the Issuer; or

         (D) there shall be any capital reorganization by the Issuer; or

         (E) there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer's property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its shares of Capital Stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

         (F) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Common Stock;

then, in each of such cases, the Issuer shall give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place. Such notice also shall specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be. Such notice shall be given at least twenty (20) days prior to the action in question and not less than ten (10) days prior to the record date or the date on which the Issuer's transfer books are closed in respect thereto. This Warrant entitles the Holder to receive copies of all financial and other information distributed or required to be distributed to the holders of the Common Stock.

    10.  Amendment and Waiver.  Any term, covenant, agreement or
         --------------------
condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Majority Holders; provided, however, that no such amendment or waiver shall reduce the Warrant Share Number, increase the Warrant Price, shorten the period during which this Warrant may be exercised or modify any provision of this
Section 11 without the consent of the Holder of this Warrant. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of this Warrant unless the same consideration is also offered to all holders of the Warrants.

    11.  Governing Law; Jurisdiction.  This Warrant shall be
         ---------------------------
governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Warrant shall not be interpreted or construed with any presumption against the party causing this Warrant to be drafted. The Issuer and the Holder agree that venue for any dispute arising under this Warrant will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue. The Issuer and the Holder irrevocably consent to personal jurisdiction in the state and federal courts of the state of New York. The Issuer and the Holder consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 12 shall affect or limit any right to serve process in any other manner permitted by law. The Issuer and the Holder hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Warrant or the Purchase Agreement, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party. The parties hereby waive all rights to a trial by jury.

    12.  Notices.  Any notice, demand, request, waiver or other
         -------
communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Issuer:     Dentalserv.com
                      20 West 55th Street
                      5th Floor
                      New York, NY  10010
                      Tel. No.: (212) 849-8248
                      Fax. No.: (212) 867-1467

with copies (which
copies shall not
constitute notice)

                      Law Office of Eugene Michael Kennedy
                      517 SW First Avenue
                      Ft. Lauderdale, FL  33301
                      Attn:  Eugene Michael Kennedy, Esq.
                      Tel. No.:  (954) 524-4155
                      Fax. No.:  (954) 525-4169

If to any Holder:     At the address of such Holder set forth on
                      Exhibit A to this Agreement, with copies to Holder's counsel as set forth on Exhibit A or as specified in writing by such Holder with copies to:

with copies (which
copies shall not
constitute notice)
to:                   Lord Bissell & Brook LLP
                      885 Third Avenue, 26th Floor
                      New York, New York 10022
                      Attention: Corey N. Martin, Esq.
                      Tel No.: (212) 812-8314
                      Fax No.: (212) 812-8374

    Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto.

    13.  Warrant Agent.  The Issuer may, by written notice to each
         -------------
Holder of this Warrant, appoint an agent having an office in New York, New York for the purpose of issuing shares of Warrant Stock on the exercise of this Warrant pursuant to subsection (b) of Section 2 hereof, exchanging this Warrant pursuant to subsection (d) of Section 2 hereof or replacing this Warrant pursuant to subsection (d) of
Section 3 hereof, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

    14.  Remedies.  The Issuer stipulates that the remedies at law
         --------
of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

    15.  Successors and Assigns.  This Warrant and the rights
         ----------------------
evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Stock issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Stock.

    16.  Modification and Severability.  If, in any action before
         -----------------------------
any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

    17.  Headings.  The headings of the Sections of this Warrant are
         --------
for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

    18.  Registration Rights.  The Holder of this Warrant is
         -------------------
entitled to the benefit of certain registration rights with respect to the shares of Warrant Stock issuable upon the exercise of this Warrant pursuant to that certain Registration Rights Agreement, of even date herewith, by and among the Company and Persons listed on Schedule I thereto (the "Registration Rights Agreement") and the registration rights with respect to the shares of Warrant Stock issuable upon the exercise of this Warrant by any subsequent Holder may only be assigned in accordance with the terms and provisions of the Registrations Rights Agreement.


         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

       IN WITNESS WHEREOF, the Issuer has executed this Series A Warrant as of the day and year first above written.


                                 DENTALSERV.COM


                                 By:___________________________________
                                    Name:
                                    Title:

                          EXERCISE FORM
                        SERIES A WARRANT

                         DENTALSERV.COM

The undersigned _______________, pursuant to the provisions of the within Warrant, hereby elects to purchase _____ shares of Common Stock of Dentalserv.com covered by the within Warrant.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________


Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the date of Exercise:_____________

The undersigned is an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended.

The undersigned intends that payment of the Warrant Price shall be made as (check one):

          Cash Exercise _______

          Cashless Exercise _______

If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $________ by certified or official bank check (or via wire transfer) to the Issuer in accordance with the terms of the Warrant. If the Holder has elected a Cashless Exercise, a certificate shall be issued to the Holder for the number of shares equal to the whole number portion of the product of the calculation set forth below,
which is ___________.   The Company shall pay a cash adjustment in
respect of the fractional portion of the product of the calculation set forth below in an amount equal to the product of the fractional portion of such product and the Per Share Market Value on the date of exercise, which product is ____________.

    X = Y - (A)(Y)
            ------
               B

Where:

The number of Ordinary Shares to be issued to the Holder _________("X").

The number of Ordinary Shares purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised __________ ("Y").

The Warrant Price ______________ ("A").

The Per Share Market Value of one Ordinary Share _____________ ("B").


                            ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint
_____________, attorney, to transfer the said Warrant on the books of the within named corporation.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________

                         PARTIAL ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the right to purchase _________ shares of Warrant Stock evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint ___________________, attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________


                     FOR USE BY THE ISSUER ONLY:

This Warrant No. W-___ canceled (or transferred or exchanged) this _____ day of ___________, _____, shares of Common Stock issued therefor in the name of _______________, Warrant No. W-_____ issued for ____ shares of Common Stock in the name of _______________.

                                    EXHIBIT 6

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

                    SERIES B WARRANT TO PURCHASE

                      SHARES OF COMMON STOCK

                                OF

                          DENTALSERV.COM

                      Expires September 5, 2012

No.: W-B-07- __                            Number of Shares: 6,668,230
Date of Issuance: September 5, 2007


    FOR VALUE RECEIVED, the undersigned, Dentalserv.com, a Nevada corporation (together with its successors and assigns, the "Issuer"), hereby certifies that Vision Opportunity Master Fund, Ltd., or its registered assigns (the "Holder") is entitled to subscribe for and purchase, during the Term (as hereinafter defined), up to 6,668,230 shares (subject to adjustment as hereinafter provided) of the duly authorized, validly issued, fully paid and non-assessable Common Stock of the Issuer, at an exercise price per share equal to the Warrant Price then in effect, subject, however, to the provisions and upon the terms and conditions hereinafter set forth. Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 9 hereof.

    1.   Term.  The term of this Warrant shall commence on September
         ----
5, 2007, and shall expire at 6:00 p.m., eastern time, on September 5, 2012; (such period being the "Term").

    2.   Method of Exercise; Payment; Issuance of New Warrant;
         -----------------------------------------------------
Transfer and Exchange.
---------------------

    (a)  Time of Exercise.  The purchase rights represented by this
         ----------------
Warrant may be exercised in whole or in part during the Term.

    (b)  Method of Exercise.  The Holder hereof may exercise this
         ------------------
Warrant, in whole or in part, by the surrender of this Warrant (with the exercise form attached hereto duly executed) at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of shares of Warrant Stock with respect to which this Warrant is then being exercised, payable at such Holder's election (i) by certified or official bank check or by wire transfer to an account designated by the Issuer, (ii) by "cashless exercise" in accordance with the provisions of subsection
(c) of this Section 2, but only when a registration statement under the Securities Act providing for the resale of the Warrant Stock is not then in effect by the date such registration statement is required to be effective pursuant to the Registration Rights Agreement (as defined in the Purchase Agreement), or (iii) by a combination of the foregoing methods of payment selected by the Holder of this Warrant, if cashless exercise is available. In connection with the exercise of the Warrants, the Holder shall be required to exercise Warrants convertible into a minimum of one hundred thousand shares of Common Stock in any single exercise.

    (c)  Cashless Exercise.  Notwithstanding any provisions herein
         -----------------
to the contrary and commencing one (1) year following the Original Issue Date if (i) the Per Share Market Value of one share of Common Stock is greater than the Warrant Price (at the date of calculation as set forth below) and (ii) a registration statement under the Securities Act providing for the resale of the Warrant Stock is not then in effect by the date such registration statement is required to be effective pursuant to the Registration Rights Agreement (as defined in the Purchase Agreement) or not effective at any time during the Effectiveness Period (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, unless the registration statement is not effective as a result of the Issuer exercising its rights under Section 3(n) of the Registration Rights Agreement, in lieu of exercising this Warrant by payment of cash, the Holder may exercise this Warrant by a cashless exercise and shall receive the number of shares of Common Stock equal to an amount computed using the following formula upon surrender of this Warrant at the principal office of the Issuer together with the properly endorsed Notice of Exercise:

        X = Y - (A)(Y)
                ------
                  B

Where   X =  the number of shares of Common Stock to be issued to
             the Holder.

        Y = the number of shares of Common Stock purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

        A =  the Warrant Price.

        B =  the Per Share Market Value of one share of Common Stock.

    (d)  Issuance of Stock Certificates.  In the event of any
         ------------------------------
exercise of this Warrant in accordance with and subject to the terms and conditions hereof, certificates for the shares of Warrant Stock so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding three (3) Trading Days after such exercise (the "Delivery Date") or, at the request of the Holder (provided that a registration statement under the Securities Act providing for the resale of the Warrant Stock is then in effect or that the shares of Warrant Stock are otherwise exempt from registration), issued and delivered to the Depository Trust Company ("DTC") account on the Holder's behalf via the Deposit Withdrawal Agent Commission System ("DWAC") within a reasonable time, not exceeding three (3) Trading Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the holder of the shares of Warrant Stock so purchased as of the date of such exercise. Notwithstanding the foregoing to the contrary, the Issuer or its transfer agent shall only be obligated to issue and deliver the shares to the DTC on a holder's behalf via DWAC if such exercise is in connection with a sale or other exemption from registration by which the shares may be issued without a restrictive legend and the Issuer and its transfer agent are participating in DTC through the DWAC system. The Holder shall deliver this original Warrant, or an indemnification reasonably acceptable to the Issuer undertaking with respect to such Warrant in the case of its loss, theft or destruction, at such time that this Warrant is fully exercised. With respect to partial exercises of this Warrant, the Issuer shall keep written records for the Holder of the number of shares of Warrant Stock exercised as of each date of exercise.

    (e)  Compensation for Buy-In on Failure to Timely Deliver
         ----------------------------------------------------
Certificates Upon Exercise.  In addition to any other rights available
--------------------------
to the Holder, if the Issuer fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Stock pursuant to an exercise on or before the Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Stock which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Issuer shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of Warrant Stock that the Issuer was required to deliver to the Holder in connection with the exercise at issue times
(B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of shares of Warrant Stock for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Issuer timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Issuer shall be required to pay the Holder $1,000. The Holder shall provide the Issuer written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Issuer. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Issuer's failure to timely deliver certificates representing shares of Common Stock upon exercise of this Warrant as required pursuant to the terms hereof.

    (f)  Transferability of Warrant.  Subject to Section 2(h)
         --------------------------
hereof, this Warrant may be transferred by a Holder, in whole or in part, without the consent of the Issuer. If transferred pursuant to this paragraph, this Warrant may be transferred on the books of the Issuer by the Holder hereof in person or by duly authorized attorney, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed (by the Holder executing an assignment in the form attached hereto) and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. This Warrant is exchangeable at the principal office of the Issuer for Warrants to purchase the same aggregate number of shares of Warrant Stock, each new Warrant to represent the right to purchase such number of shares of Warrant Stock as the Holder hereof shall designate at the time of such exchange. All Warrants issued on transfers or exchanges shall be dated the Original Issue Date and shall be identical with this Warrant except as to the number of shares of Warrant Stock issuable pursuant thereto.

    (g)  Continuing Rights of Holder.  The Issuer will, at the time
         ---------------------------
of or at any time after each exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing the extent, if any, of its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in accordance with the terms of this Warrant, provided that if any such Holder shall fail to make any such request, the failure shall not affect the continuing obligation of the Issuer to afford such rights to such Holder.

    (h)  Compliance with Securities Laws.
         -------------------------------

         (i) The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant and the shares of Warrant Stock to be issued upon exercise hereof are being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any shares of Warrant Stock to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.

         (ii) Except as provided in paragraph (iii) below, this Warrant and all certificates representing shares of Warrant Stock issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:

         THIS WARRANT AND THE SHARES OF COMMON STOCK
         ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN
         REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
         AMENDED (THE "SECURITIES ACT") OR ANY STATE
         SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED
         OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER
         THE SECURITIES ACT AND UNDER APPLICABLE STATE
         SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED
         AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO
         THE ISSUER THAT REGISTRATION OF SUCH SECURITIES
         UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS

         OF APPLICABLE STATE SECURITIES LAWS IS NOT
         REQUIRED.

         (iii) The Issuer agrees to reissue this Warrant or certificates representing any of the Warrant Stock, without the legend set forth above if at such time, prior to making any transfer of any such securities, the Holder shall give written notice to the Issuer describing the manner and terms of such transfer. Such proposed transfer will not be effected until: (a) either (i) the Issuer has received an opinion of counsel reasonably satisfactory to the Issuer, to the effect that the registration of such securities under the Securities Act is not required in connection with such proposed transfer, (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by the Issuer with the Securities and Exchange Commission and has become effective under the Securities Act; provided however, that the Issuer has no obligation or intent to register the Warrant, but shall register the shares of Common Stock underlying the Warrants pursuant to the terms of the Registration Rights Agreement (as defined in the Purchase Agreement), (iii) the Issuer has received other evidence reasonably satisfactory to the Issuer that such registration and qualification under the Securities Act and state securities laws are not required, or (iv) the Holder provides the Issuer with reasonable assurances that such security can be sold pursuant to Rule 144 under the Securities Act; and (b) either (i) the Issuer has received an opinion of counsel reasonably satisfactory to the Issuer, to the effect that registration or qualification under the securities or "blue sky" laws of any state is not required in connection with such proposed disposition, or (ii) compliance with applicable state securities or "blue sky" laws has been effected or a valid exemption exists with respect thereto. The Issuer will respond to any such notice from a holder within three
(3) Trading Days. In the case of any proposed transfer under this Section 2(h), the Issuer will use reasonable efforts to comply with any such applicable state securities or "blue sky" laws, but shall in no event be required, (x) to qualify to do business in any state where it is not then qualified, (y) to take any action that would subject it to tax or to the general service of process in any state where it is not then subject, or (z) to comply with state securities or "blue sky" laws of any state for which registration by coordination is unavailable to the Issuer or to register the Warrants under state securities laws. The restrictions on transfer contained in this Section 2(h) shall be in addition to, and not by way of limitation of, any other restrictions on transfer contained in any other section of this Warrant. Whenever a certificate representing the Warrant Stock is required to be issued to a Holder without a legend, in lieu of delivering physical certificates representing the Warrant Stock, the Issuer shall cause its transfer agent to electronically transmit the Warrant Stock to the Holder by crediting the account of the Holder or Holder's Prime Broker with DTC through its DWAC system (to the extent not inconsistent with any provisions of this Warrant or the Purchase Agreement).

         (i)     Accredited Investor Status.  In no event may the
                 --------------------------
Holder exercise this Warrant in whole or in part unless the Holder is an "accredited investor" as defined in Regulation D under the Securities Act.

    3.   Stock Fully Paid; Reservation and Listing of Shares;
         ----------------------------------------------------
Covenants.
---------

    (a)  Stock Fully Paid.  The Issuer represents, warrants,
         ----------------
covenants and agrees that all shares of Warrant Stock which may be issued upon the exercise of this Warrant or otherwise hereunder will, when issued in accordance with the terms of this Warrant, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by or through the Issuer. The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issuance upon exercise of this Warrant a number of authorized but unissued shares of Common Stock equal to at least one hundred fifty (150%) of the number of shares of Common Stock issuable upon exercise of this Warrant without regard to any limitations on exercise.

    (b)  Reservation.  If any shares of Common Stock required to be
         -----------
reserved for issuance upon exercise of this Warrant or as otherwise provided hereunder require registration or qualification with any Governmental Authority under any federal or state law before such shares may be so issued, the Issuer will in good faith use its best efforts as expeditiously as possible at its expense to cause such shares to be duly registered or qualified. If the Issuer shall list any shares of Common Stock on any securities exchange or market it will, at its expense, list thereon, and maintain and increase when necessary such listing, of, all shares of Warrant Stock from time to time issued upon exercise of this Warrant or as otherwise provided hereunder (provided that such Warrant Stock has been registered pursuant to a registration statement under the Securities Act then in effect), and, to the extent permissible under the applicable securities exchange rules, all unissued shares of Warrant Stock which are at any time issuable hereunder, so long as any shares of Common Stock shall be so listed. The Issuer will also so list on each securities exchange or market, and will maintain such listing of, any other securities which the Holder of this Warrant shall be entitled to receive upon the exercise of this Warrant if at the time any securities of the same class shall be listed on such securities exchange or market by the Issuer.

    (c)  Covenants.  The Issuer shall not by any action including,
         ---------
without limitation, amending the Articles of Incorporation or the by-laws of the Issuer, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder hereof against dilution (to the extent specifically provided herein) or impairment. Without limiting the generality of the foregoing, the Issuer will (i) not permit the par value, if any, of its Common Stock to exceed the then effective Warrant Price, (ii) not amend or modify any provision of the Articles of Incorporation or by-laws of the Issuer in any manner that would adversely affect the rights of the Holders of the Warrants, (iii) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of this Warrant, and
(iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

    (d)  Loss, Theft, Destruction of Warrants.  Upon receipt of
         ------------------------------------
evidence satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same number of shares of Common Stock.

    (e)  Payment of Taxes.  The Issuer will pay any documentary
         ----------------
stamp taxes attributable to the initial issuance of the Warrant Stock issuable upon exercise of this Warrant; provided, however, that the Issuer shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates representing Warrant Stock in a name other than that of the Holder in respect to which such shares are issued.

    4.   Adjustment of Warrant Price.  The price at which such
         ---------------------------
shares of Warrant Stock may be purchased upon exercise of this Warrant shall be subject to adjustment from time to time as set forth in this
Section 4. The Issuer shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with the notice provisions set forth in Section 5.

    (a)  Recapitalization, Reorganization, Reclassification,
         ---------------------------------------------------
Consolidation, Merger or Sale.
-----------------------------

        (i) In case the Issuer after the Original Issue Date shall do any of the following (each, a "Triggering Event"): (a) consolidate or merge with or into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger (except for the Merger (as defined in subsection (c) below), or any future strategic acquisitions, which are approved in writing by the Holder, such approval not to be unreasonably withheld (each a "Permitted Future
Transaction")), or (b) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger (except for the Merger, or a Permitted Future Transaction), any Capital Stock of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other Person, or (d) effect a capital reorganization or reclassification of its Capital Stock, then, and in the case of each such Triggering
Event, proper provision shall be made to the Warrant Price and the number of shares of Warrant Stock that may be purchased upon exercise of this Warrant so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive at the Warrant Price as adjusted to take into account the consummation of such Triggering Event, in lieu of the Common
Stock issuable upon such exercise of this Warrant prior to such Triggering Event or any securities that this Warrant would entitle the Holder to offer the Triggering Event were it not for this provision, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto (including the right of a shareholder to elect the type of consideration it will receive upon a Triggering Event), subject to adjustments (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for elsewhere in this
Section 4; provided, however, the Holder at its option may elect to receive instead an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula. Immediately upon the occurrence of a Triggering Event, the Issuer shall notify the Holder in writing of such Triggering Event and provide the calculations in determining the number of shares of Warrant Stock issuable upon exercise of the new warrant and the adjusted Warrant Price. Upon the Holder's request, in lieu of receiving cash or other property as set out above, the continuing or surviving corporation as a result of such Triggering Event shall issue to the Holder a new warrant of like tenor evidencing the right to purchase the adjusted number of shares of Warrant Stock and the adjusted Warrant Price pursuant to the terms and provisions of this Section 4(a)(i). Notwithstanding the foregoing to the contrary, this Section 4(a)(i) shall only apply if the surviving entity pursuant to any such Triggering Event is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board. In the event that the surviving entity pursuant to any such Triggering Event is not a public company that is registered pursuant to the Securities Exchange Act of 1934, as amended, or its common stock is not listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, then the Holder shall have the right to demand that the Issuer pay to the Holder an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula in exchange for termination of this Warrant.

         (ii) In the event that the Holder has elected not to exercise this Warrant prior to the consummation of a Triggering Event and has also elected not to receive an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula pursuant to the provisions of Section 4(a)(i) above, so long as the surviving entity pursuant to any Triggering Event is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, the surviving entity and/or each Person (other than the Issuer) which may be required to deliver any Securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (A) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) if the Holders does not elect to receive cash or securities under Section 4(a)(i) or (B) the obligation to deliver to such Holder such Securities, cash or property as, in accordance with the foregoing provisions of this subsection (a), and such Holder shall be entitled to receive a written acknowledgement executed by the President or Chief

Financial Officer of the Issuer, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this subsection (a) shall be applicable to the Securities, cash or property which the surviving entity and/or each such Person may be required to deliver upon any exercise of this Warrant or the exercise of any rights pursuant hereto.

    (b)  Stock Dividends, Subdivisions and Combinations.  If at
         ----------------------------------------------
any time the Issuer shall:

         (i) make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, shares of Common Stock,

         (ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

         (iii)   combine its outstanding shares of Common
Stock into a smaller number of shares of Common Stock,

then (1) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares of Common Stock for which this Warrant is exercisable immediately after such adjustment.

    (c)  Certain Other Distributions.  If at any time the Issuer
         ---------------------------
shall make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

         (i)     cash,

         (ii) any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock), or

         (iii) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock),

then (1) the number of shares of Common Stock for which this Warrant is exercisable shall be adjusted to equal the product of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Per Share Market Value of Common Stock at the date of taking such record and (B) the denominator of which shall be such Per Share Market Value minus the amount allocable to one share of Common Stock of any such cash so distributable and of the fair value (as determined in good faith by the Board of Directors of the Issuer and supported by an opinion from an investment banking firm mutually agreed upon by the Issuer and the Holder) of any and all such evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights so distributable, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares of Common Stock for which this Warrant is exercisable immediately after such adjustment. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Issuer to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4(c) and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4(b). This Section 4(c) shall not apply to the issuance by the Company of (i) warrants for up to 3,000,000 shares of Common Stock of the Company in connection with an employee stock option program, incentive stock option program, or other qualified or non-qualified employee benefit plan (an "ESOP") to be established concurrent with closing of the merger between Medpro Safety Products, Inc. ("Medpro") and the Company (the "Merger"), priced at $1.81 per share, to be issued to the current management of Medpro and the future management of the Company (the "ESOP Warrants"),
(ii) 68,036 warrants, priced at $1.99, to be issued to Chrystal Research (the "Chrystal Research Warrants"), (iii) 533,458 warrants, priced at $1.81, to be issued to SC Capital Partners, LLC (the "SC Capital Warrants"), or (iv) any shares issued pursuant to the exercise of warrants described in (i) through (iii).

    (d)  Issuance of Additional Shares of Common Stock.  For a
         ---------------------------------------------
period of twelve (12) months after the Issuance Date, as defined below (the "Price Protection Period"), in the event the Company shall issue or sell any additional shares of Common Stock (otherwise than as provided herein or pursuant to Common Stock Equivalents (hereafter defined) granted or issued prior to the Issuance Date) (the "Additional Shares of Common Stock"), at a price per share ("New Price") less than the conversion price of the Series A Preferred Stock of the Issuer (the "Conversion Price") then in effect ("Down Round"), or without consideration, the Conversion Price shall be reduced concurrently with such issue to the New Price. The "Issuance Date" shall be defined as the date of the issuance of the Series A Preferred Stock of the Issuer to the Holder, or September 5, 2007. After the Price Protection Period, the Conversion Price shall be reset to the Conversion Price in effect immediately prior to the Down Round, and thereafter, for so long as the Series A Preferred Stock has not been converted into Common Stock, but only for a period of twelve (12) months, the Conversion Price then in effect upon each issuance of a Down Round shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Conversion Price by a fraction:

         1) the numerator of which shall be equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock (rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the then Conversion Price, and

         2) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock. This Section 4(d)(2) and the adjustments described herein shall not apply to (i) the issuance of Common Stock pursuant to the agency agreement between SGPF, LLC and Medpro, in connection with the Merger, (ii) a Permitted Future Transaction, (iii) the ESOP Warrants, (iv) the Chrystal Research Warrants, (v) the SC Capital Warrants, or (vi) any shares issued pursuant to the exercise of the warrants described in (ii) through (v).

    (e)  Issuance of Common Stock Equivalents.  In the event the
         ------------------------------------
Issuer shall at any time following the Original Issuance Date take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Issuer is the surviving corporation) issue or sell, any Common Stock Equivalents, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Warrant Price in effect at the time of such amendment or adjustment, then the Warrant Price then in effect shall be adjusted as provided in Section 4(d). No further adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Warrant Price then in effect shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Common Stock Equivalents. This Section 4(e) shall not apply to the issuance of (i) the ESOP Warrants, (ii) the Chrystal Research Warrants, or (iii) the SC Capital Warrants.

    (f)  Other Provisions applicable to Adjustments under this
         -----------------------------------------------------
Section.  The following provisions shall be applicable to the making
-------
of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Warrant Price then in effect provided for in this Section 4:

         (i)     Computation of Consideration.  To the extent that any
                 ----------------------------
Additional Shares of Common Stock or any Common Stock Equivalents (or any warrants or other rights therefor) shall be issued for cash consideration, the consideration received by the Issuer therefor shall be the amount of the cash received by the Issuer therefor, or, if such Additional Shares of Common Stock or Common Stock Equivalents are offered by the Issuer for subscription, the subscription price, or, if such Additional Shares of Common Stock or Common Stock Equivalents are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Issuer for and in the underwriting of, or otherwise in connection with, the issuance thereof). In connection with any merger or consolidation in which the Issuer is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Issuer shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be, deemed to be the fair market value, as determined reasonably and in good faith by the Board, of such portion of the assets and business of the nonsurviving corporation as the Board may determine to be attributable to such shares of Common Stock or Common Stock Equivalents, as the case may be. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Issuer for issuing such warrants or other rights plus the additional consideration payable to the Issuer upon exercise of such warrants or other rights. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Common Stock Equivalents shall be the consideration received by the Issuer for issuing warrants or other rights to subscribe for or purchase such Common Stock Equivalents, plus the consideration paid or payable to the Issuer in respect of the subscription for or purchase of such Common Stock Equivalents, plus the additional consideration, if any, payable to the Issuer upon the exercise of the right of conversion or exchange in such Common Stock Equivalents. In the event of any consolidation or merger of the Issuer in which the Issuer is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Issuer shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Issuer for stock or other securities of any corporation, the Issuer shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. In the event any consideration received by the Issuer for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board. In the event Common Stock is issued with other shares or securities or other assets of the Issuer for consideration which covers both, the consideration computed as provided in this Section 4(f)(i) shall be allocated among such securities and assets as determined in good faith by the Board.

         (ii)    When Adjustments to Be Made.  The adjustments required
                 ---------------------------
by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of shares of Common Stock for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4(b)) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than one percent (1%) of the shares of Common Stock for which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

         (iii)   Fractional Interests.  In computing adjustments under
                 --------------------
this Section 4, fractional interests in Common Stock shall be taken into account to the nearest one one-hundredth (1/100th) of a share.

         (iv)    When Adjustment Not Required.  If the Issuer shall
                 ----------------------------
take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

    (g)  Form of Warrant after Adjustments.  The form of this
         ---------------------------------
Warrant need not be changed because of any adjustments in the Warrant Price or the number and kind of Securities purchasable upon the exercise of this Warrant.

    (h)  Escrow of Warrant Stock.  If after any property becomes
         -----------------------
distributable pursuant to this Section 4 by reason of the taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, and the Holder exercises this Warrant, any shares of Common Stock issuable upon exercise by reason of such adjustment shall be deemed the last shares of Common Stock for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for the Holder by the Issuer to be issued to the Holder upon and to the extent that the event actually takes place, upon payment of the current Warrant Price. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be cancelled by the Issuer and escrowed property returned.

    5.   Notice of Adjustments.  Whenever the Warrant Price or
         ---------------------
Warrant Share Number shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, each an "adjustment"), the Issuer shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Warrant Price and Warrant Share Number after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any dispute between the Issuer and the Holder of this Warrant with respect to the matters set forth in such certificate may at the option of the Holder of this Warrant be submitted to a national or regional accounting firm reasonably acceptable to the Issuer and the Holder, provided that the Issuer shall have ten (10) days after receipt of notice from such Holder of its selection of such firm to object thereto, in which case such Holder shall select another such firm and the Issuer shall have no such right of objection. The firm selected by the Holder of this Warrant as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty (30) days after submission to it of such dispute. Such opinion shall be final and binding on the parties hereto. The costs and expenses of the initial accounting firm shall be paid equally by the Issuer and the Holder and, in the case of an objection by the Issuer, the costs and expenses of the subsequent accounting firm shall be paid in full by the Issuer.

    6.   Fractional Shares.  No fractional shares of Warrant Stock
         -----------------
will be issued in connection with any exercise hereof, but in lieu of such fractional shares, the Issuer shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

    7.   Ownership Cap and Exercise Restriction.  Notwithstanding
         --------------------------------------
anything to the contrary set forth in this Warrant, at no time may a Holder of this Warrant exercise this Warrant if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such Holder at such time, the number of shares of Common Stock which would result in such Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock; provided, however, that upon a holder of this Warrant providing the Issuer with sixty-one (61) days notice (pursuant to Section 13 hereof) (the "Waiver Notice") that such Holder would like to waive this Section 7 with regard to any or all shares of Common Stock issuable upon exercise of this Warrant, this Section 7 will be of no force or effect with regard to all or a portion of the Warrant referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one
(61) days immediately preceding the expiration of the term of this Warrant.

    8.   Definitions.  For the purposes of this Warrant, the
         -----------
following terms have the following meanings:

         "Additional Shares of Common Stock" means all shares of
          ---------------------------------
     Common Stock issued by the Issuer after the Original Issue Date, and all shares of Other Common, if any, issued by the Issuer after the Original Issue Date, except: (i) securities issued (other than for cash) in connection with a merger, acquisition, or consolidation, (ii) securities issued pursuant to the conversion or exercise of convertible or exercisable securities issued or outstanding on or prior to the date of the Purchase Agreement or issued pursuant to the Purchase Agreement or otherwise excepted herein (so long as the conversion or exercise price in such securities are not amended to lower such price and/or adversely affect the Holders), (iii) the Warrant Stock,
     (iv) securities issued in connection with bona fide strategic license agreements or other partnering arrangements so long as such issuances are not for the purpose of raising capital, (v) Common Stock issued or the issuance or grants of options to purchase Common Stock pursuant to the Issuer's stock option plans and employee stock purchase plans outstanding as they exist on the date of the Purchase Agreement, (vi) any warrants issued to the placement agent and its designees or to the Company's investor relations firm for the transactions contemplated by the Purchase Agreement, and (vii) Common Stock issued by Issuer in connection with Medpro's agency agreement with SGPF, LLC, which is contemplated in connection with the Merger.

         "Articles of Incorporation" means the Articles of
          -------------------------
     Incorporation of the Issuer as in effect on the Original Issue Date, and as hereafter from time to time amended, modified, supplemented or restated in accordance with the terms hereof and thereof and pursuant to applicable law.

         "Board" shall mean the Board of Directors of the Issuer.
          -----

         "Capital Stock" means and includes (i) any and all shares,
          -------------
     interests, participations or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred or preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and
     (iv) all equity or ownership interests in any Person of any other type.

         "Common Stock" means the Common Stock, $0.01 par value per
          ------------
     share, of the Issuer and any other Capital Stock into which such stock may hereafter be changed.

         "Common Stock Equivalent" means any Convertible Security or
          -----------------------
     warrant, option or other right to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Security.

         "Convertible Securities" means evidences of Indebtedness,
          ----------------------
     shares of Capital Stock or other Securities which are or may be at any time convertible into or exchangeable for Additional Shares of Common Stock. The term "Convertible Security" means one of the Convertible Securities.

         "Governmental Authority" means any governmental, regulatory
          ----------------------
     or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether federal, state or local, and whether domestic or foreign.

         "Holders" mean the Persons who shall from time to time own
          -------
     any Warrant.  The term "Holder" means one of the Holders.

         "Independent Appraiser" means a nationally recognized or
          ---------------------
     major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Issuer) that is regularly engaged in the business of appraising the Capital Stock or assets of corporations or other entities as going concerns, and which is not affiliated with either the Issuer or the Holder of any Warrant.

         "Issuer" means Dentalserv.com, a Nevada corporation, and
          ------
     its successors.

         "Majority Holders" means at any time the Holders of
          ----------------
     Warrants exercisable for a majority of the shares of Warrant
     Stock issuable under the Warrants at the time outstanding.

         "Original Issue Date" means September 5, 2007.
          -------------------

         "OTC Bulletin Board" means the over-the-counter electronic
          ------------------
     bulletin board.

         "Other Common" means any other Capital Stock of the Issuer
          ------------
     of any class which shall be authorized at any time after the date of this Warrant (other than Common Stock) and which shall have the right to participate in the distribution of earnings and assets of the Issuer without limitation as to amount.

         "Outstanding Common Stock" means, at any given time, the
          ------------------------
     aggregate amount of outstanding shares of Common Stock, assuming full exercise, conversion or exchange (as applicable) of all options, warrants and other Securities which are convertible into or exercisable or exchangeable for, and any right to subscribe for, shares of Common Stock that are outstanding at such time.

         "Person" means an individual, corporation, limited
          ------
     liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental
     Authority or other entity of whatever nature.

         "Per Share Market Value" means on any particular date (a)
          ----------------------
     the last closing bid price per share of the Common Stock on such date on the OTC Bulletin Board or a registered national stock exchange on which the Common Stock is then listed, or if there is no such price on such date, then the closing price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Common Stock is not listed or traded then on the OTC Bulletin Board or any registered national stock exchange, the last closing bid price for a share of Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or by the Pink Sheets LLC or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Common Stock is not then publicly traded the fair market value of a share of Common Stock as determined by an Independent Appraiser selected in good faith by the Majority Holders; provided, however, that the Issuer, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser; and provided, further that all determinations of the Per Share Market Value shall be appropriately adjusted for any stock dividends, stock splits or other similar transactions during such period. The determination of fair market value by an Independent Appraiser shall be based upon the fair market value of the Issuer determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any shares of Common Stock, no consideration shall be given to any restrictions on transfer of the Common Stock imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.

         "Purchase Agreement" means the Series B Convertible
          ------------------
     Preferred Stock Purchase Agreement dated as of September 5, 2007, among the Issuer and the Purchasers.

         "Purchasers" means the purchasers of the Series B
          ----------
     Convertible Preferred Stock and the Warrants issued by the Issuer pursuant to the Purchase Agreement.

         "Securities" means any debt or equity securities of the
          ----------
     Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any

     Security.  "Security" means one of the Securities.

         "Securities Act" means the Securities Act of 1933, as
          --------------
     amended, or any similar federal statute then in effect.

         "Subsidiary" means any corporation at least 50% of whose
          ----------
     outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

         "Term" has the meaning specified in Section 1 hereof.
          ----

         "Trading Day" means (a) a day on which the Common Stock is
          -----------
     traded on the OTC Bulletin Board or any other exchange or trading venue on which the Common Stock may be principally traded in the future, or (b) if the Common Stock is not traded on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a) or (b) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

         "Voting Stock" means, as applied to the Capital Stock of
          ------------
     any corporation, Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.

         "Warrants" means the Warrants issued and sold pursuant to
          --------
     the Purchase Agreement, including, without limitation, this Warrant, and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the provisions of Section 2(c), 2(d) or 2(e) hereof or of any of such other Warrants.

         "Warrant Price" initially means $1.99, as such price may be
          -------------
     adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.

         "Warrant Share Number" means at any time the aggregate
          --------------------
     number of shares of Warrant Stock which may at such time be purchased upon exercise of this Warrant, after giving effect to all prior adjustments and increases to such number made or required to be made under the terms hereof.

         "Warrant Stock" means Common Stock issuable upon exercise
          -------------
     of any Warrant or Warrants or otherwise issuable pursuant to any Warrant or Warrants.

    9.   Other Notices.  In case at any time:
         -------------

         (A) the Issuer shall make any distributions to the holders of Common Stock; or

         (B) the Issuer shall authorize the granting to all holders of its Common Stock of rights to subscribe for or purchase any shares of Capital Stock of any class or other rights; or

         (C) there shall be any reclassification of the Capital Stock of the Issuer; or

         (D) there shall be any capital reorganization by the Issuer; or

         (E) there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer's property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its shares of Capital Stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

         (F) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Common Stock;

then, in each of such cases, the Issuer shall give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place. Such notice also shall specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be. Such notice shall be given at least twenty (20) days prior to the action in question and not less than ten (10) days prior to the record date or the date on which the Issuer's transfer books are closed in respect thereto. This Warrant entitles the Holder to receive copies of all financial and other information distributed or required to be distributed to the holders of the Common Stock.

    10.  Amendment and Waiver.  Any term, covenant, agreement or
         --------------------
condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Majority Holders; provided, however, that no such amendment or waiver shall reduce the Warrant Share Number, increase the Warrant Price, shorten the period during which this Warrant may be exercised or modify any provision of this
Section 11 without the consent of the Holder of this Warrant. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of this Warrant unless the same consideration is also offered to all holders of the Warrants.

    11.  Governing Law; Jurisdiction.  This Warrant shall be
         ---------------------------
governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Warrant shall not be interpreted or construed with any presumption against the party causing this Warrant to be drafted. The Issuer and the Holder agree that venue for any dispute arising under this Warrant will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue. The Issuer and the Holder irrevocably consent to personal jurisdiction in the state and federal courts of the state of New York. The Issuer and the Holder consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 12 shall affect or limit any right to serve process in any other manner permitted by law. The Issuer and the Holder hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Warrant or the Purchase Agreement, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party. The parties hereby waive all rights to a trial by jury.

    12.  Notices.  Any notice, demand, request, waiver or other
         -------
communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Issuer:     Dentalserv.com
                      20 West 55th Street
                      5th Floor
                      New York, NY  10010
                      Tel. No.: (212) 849-8248
                      Fax. No.: (212) 867-1467

with copies (which
copies shall not
constitute notice)

                      Law Office of Eugene Michael Kennedy
                      517 SW First Avenue
                      Ft. Lauderdale, FL  33301
                      Attn:  Eugene Michael Kennedy, Esq.
                      Tel. No.:  (954) 524-4155
                      Fax. No.:  (954) 525-4169

If to any Holder:     At the address of such Holder set forth on
                      Exhibit A to this Agreement, with copies to Holder's counsel as set forth on Exhibit A or as specified in writing by such Holder with copies to:

with copies (which
copies shall not
constitute notice)
to:                   Lord Bissell & Brook LLP
                      885 Third Avenue, 26th Floor
                      New York, New York 10022
                      Attention: Corey N. Martin, Esq.
                      Tel No.: (212) 812-8314
                      Fax No.: (212) 812-8374

    Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto.

    13.  Warrant Agent.  The Issuer may, by written notice to each
         -------------
Holder of this Warrant, appoint an agent having an office in New York, New York for the purpose of issuing shares of Warrant Stock on the exercise of this Warrant pursuant to subsection (b) of Section 2 hereof, exchanging this Warrant pursuant to subsection (d) of Section 2 hereof or replacing this Warrant pursuant to subsection (d) of
Section 3 hereof, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

    14.  Remedies.  The Issuer stipulates that the remedies at law
         --------
of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

    15.  Successors and Assigns.  This Warrant and the rights
         ----------------------
evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Stock issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Stock.

    16.  Modification and Severability.  If, in any action before
         -----------------------------
any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

    17.  Headings.  The headings of the Sections of this Warrant are
         --------
for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

    18.  Registration Rights.  The Holder of this Warrant is
         -------------------
entitled to the benefit of certain registration rights with respect to the shares of Warrant Stock issuable upon the exercise of this Warrant pursuant to that certain Registration Rights Agreement, of even date herewith, by and among the Company and Persons listed on Schedule I thereto (the "Registration Rights Agreement") and the registration rights with respect to the shares of Warrant Stock issuable upon the exercise of this Warrant by any subsequent Holder may only be assigned in accordance with the terms and provisions of the Registrations Rights Agreement.


         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

       IN WITNESS WHEREOF, the Issuer has executed this Series B Warrant as of the day and year first above written.


                                 DENTALSERV.COM


                                 By:___________________________________
                                    Name:
                                    Title:

                          EXERCISE FORM
                        SERIES B WARRANT

                         DENTALSERV.COM

The undersigned _______________, pursuant to the provisions of the within Warrant, hereby elects to purchase _____ shares of Common Stock of Dentalserv.com covered by the within Warrant.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________


Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the date of Exercise:_____________

The undersigned is an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended.

The undersigned intends that payment of the Warrant Price shall be made as (check one):

          Cash Exercise _______

          Cashless Exercise _______

If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $________ by certified or official bank check (or via wire transfer) to the Issuer in accordance with the terms of the Warrant. If the Holder has elected a Cashless Exercise, a certificate shall be issued to the Holder for the number of shares equal to the whole number portion of the product of the calculation set forth below,
which is ___________.   The Company shall pay a cash adjustment in
respect of the fractional portion of the product of the calculation set forth below in an amount equal to the product of the fractional portion of such product and the Per Share Market Value on the date of exercise, which product is ____________.

    X = Y - (A)(Y)
            ------
               B

Where:

The number of Ordinary Shares to be issued to the Holder _________("X").

The number of Ordinary Shares purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised __________ ("Y").

The Warrant Price ______________ ("A").

The Per Share Market Value of one Ordinary Share _____________ ("B").


                            ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint
_____________, attorney, to transfer the said Warrant on the books of the within named corporation.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________

                         PARTIAL ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the right to purchase _________ shares of Warrant Stock evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint ___________________, attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________


                     FOR USE BY THE ISSUER ONLY:

This Warrant No. W-___ canceled (or transferred or exchanged) this _____ day of ___________, _____, shares of Common Stock issued therefor in the name of _______________, Warrant No. W-_____ issued for ____ shares of Common Stock in the name of _______________.

                                    EXHIBIT 7

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

                    SERIES J WARRANT TO PURCHASE

                      SHARES OF COMMON STOCK

                                OF

                          DENTALSERV.COM

                      Expires November 20, 2008

No.: W-A-07- __                            Number of Shares: 5,975,116
Date of Issuance: September 5, 2007


    FOR VALUE RECEIVED, the undersigned, Dentalserv.com, a Nevada corporation (together with its successors and assigns, the "Issuer"), hereby certifies that Vision Opportunity Master Fund, Ltd., or its registered assigns (the "Holder") is entitled to subscribe for and purchase, during the Term (as hereinafter defined), up to 5,975,116 shares (subject to adjustment as hereinafter provided) of the duly authorized, validly issued, fully paid and non-assessable Common Stock of the Issuer, at an exercise price per share equal to the Warrant Price then in effect, subject, however, to the provisions and upon the terms and conditions hereinafter set forth. Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 9 hereof.

    1.   Term.  The term of this Warrant shall commence on September
         ----
5, 2007, and shall expire at 6:00 p.m., eastern time, on December 5, 2008 (suc period being the "Term").

    2.   Method of Exercise; Payment; Issuance of New Warrant;
         -----------------------------------------------------
Transfer and Exchange.
---------------------

    (a)  Time of Exercise.  The purchase rights represented by this
         ----------------
Warrant may be exercised in whole or in part during the Term.

    (b)  Method of Exercise.  The Holder hereof may exercise this
         ------------------
Warrant, in whole or in part, by the surrender of this Warrant (with the exercise form attached hereto duly executed) at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of shares of Warrant Stock with respect to which this Warrant is then being exercised, payable at such Holder's election by certified or official bank check or by wire transfer to an account designated by the Issuer.

    (c)  Issuance of Stock Certificates.  In the event of any
         ------------------------------
exercise of this Warrant in accordance with and subject to the terms and conditions hereof, certificates for the shares of Warrant Stock so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding three (3) Trading Days after such exercise (the "Delivery Date") or, at the request of the Holder (provided that a registration statement under the Securities Act providing for the resale of the Warrant Stock is then in effect or that the shares of Warrant Stock are otherwise exempt from registration), issued and delivered to the Depository Trust Company ("DTC") account on the Holder's behalf via the Deposit Withdrawal Agent Commission System ("DWAC") within a reasonable time, not exceeding three (3) Trading Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the holder of the shares of Warrant Stock so purchased as of the date of such exercise. Notwithstanding the foregoing to the contrary, the Issuer or its transfer agent shall only be obligated to issue and deliver the shares to the DTC on a holder's behalf via DWAC if such exercise is in connection with a sale or other exemption from registration by which the shares may be issued without a restrictive legend and the Issuer and its transfer agent are participating in DTC through the DWAC system. The Holder shall deliver this original Warrant, or an indemnification reasonably acceptable to the Issuer undertaking with respect to such Warrant in the case of its loss, theft or destruction, at such time that this Warrant is fully exercised. With respect to partial exercises of this Warrant, the Issuer shall keep written records for the Holder of the number of shares of Warrant Stock exercised as of each date of exercise.

    (d)  Compensation for Buy-In on Failure to Timely Deliver
         ----------------------------------------------------
Certificates Upon Exercise.  In addition to any other rights available
--------------------------
to the Holder, if the Issuer fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Stock pursuant to an exercise on or before the Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Stock which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Issuer shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of Warrant Stock that the Issuer was required to deliver to the Holder in connection with the exercise at issue times
(B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of shares of Warrant Stock for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Issuer timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Issuer shall be required to pay the Holder $1,000. The Holder shall provide the Issuer written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Issuer. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Issuer's failure to timely deliver certificates representing shares of Common Stock upon exercise of this Warrant as required pursuant to the terms hereof.

    (e)  Transferability of Warrant.  Subject to Section 2(g)
         --------------------------
hereof, this Warrant may be transferred by a Holder, in whole or in part, without the consent of the Issuer. If transferred pursuant to this paragraph, this Warrant may be transferred on the books of the Issuer by the Holder hereof in person or by duly authorized attorney, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed (by the Holder executing an assignment in the form attached hereto) and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. This Warrant is exchangeable at the principal office of the Issuer for Warrants to purchase the same aggregate number of shares of Warrant Stock, each new Warrant to represent the right to purchase such number of shares of Warrant Stock as the Holder hereof shall designate at the time of such exchange. All Warrants issued on transfers or exchanges shall be dated the Original Issue Date and shall be identical with this Warrant except as to the number of shares of Warrant Stock issuable pursuant thereto.

    (f)  Continuing Rights of Holder.  The Issuer will, at the time
         ---------------------------
of or at any time after each exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing the extent, if any, of its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in accordance with the terms of this Warrant, provided that if any such Holder shall fail to make any such request, the failure shall not affect the continuing obligation of the Issuer to afford such rights to such Holder.

    (g)  Compliance with Securities Laws.
         -------------------------------

         (i) The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant and the shares of Warrant Stock to be issued upon exercise hereof are being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any shares of Warrant Stock to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.

         (ii) Except as provided in paragraph (iii) below, this Warrant and all certificates representing shares of Warrant Stock issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:

         THIS WARRANT AND THE SHARES OF COMMON STOCK
         ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN
         REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
         AMENDED (THE "SECURITIES ACT") OR ANY STATE
         SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED
         OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER
         THE SECURITIES ACT AND UNDER APPLICABLE STATE
         SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED
         AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO
         THE ISSUER THAT REGISTRATION OF SUCH SECURITIES
         UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS
         OF APPLICABLE STATE SECURITIES LAWS IS NOT
         REQUIRED.

         (iii) The Issuer agrees to reissue this Warrant or certificates representing any of the Warrant Stock, without the legend set forth above if at such time, prior to making any transfer of any such securities, the Holder shall give written notice to the Issuer describing the manner and terms of such transfer. Such proposed transfer will not be effected until: (a) either (i) the Issuer has received an opinion of counsel reasonably satisfactory to the Issuer, to the effect that the registration of such securities under the Securities Act is not required in connection with such proposed transfer, (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by the Issuer with the Securities and Exchange Commission and has become effective under the Securities Act, provided however, that the Issuer has no obligation or intent to register the Warrants, but shall register the shares of Common Stock underlying the Warrants pursuant to the terms of the Registration Rights Agreement (as defined in the Purchase Agreement), (iii) the Issuer has received other evidence reasonably satisfactory to the Issuer that such registration and qualification under the Securities Act and state securities laws are not required, or (iv) the Holder provides the Issuer with reasonable assurances that such security can be sold pursuant to Rule 144 under the Securities Act; and (b) either (i) the Issuer has received an opinion of counsel reasonably satisfactory to the Issuer, to the effect that registration or qualification under the securities or "blue sky" laws of any state is not required in connection with such proposed disposition, or (ii) compliance with applicable state securities or "blue sky" laws has been effected or a valid exemption exists with respect thereto. The Issuer will respond to any such notice from a holder within three
(3) Trading Days. In the case of any proposed transfer under this Section 2(g), the Issuer will use reasonable efforts to comply with any such applicable state securities or "blue sky" laws, but shall in no event be required, (x) to qualify to do business in any state where it is not then qualified, (y) to take any action that would subject it to tax or to the general service of process in any state where it is not then subject, or (z) to comply with state securities or "blue sky" laws of any state for which registration by coordination is unavailable to the Issuer or to register the Warrants under state securities laws. The restrictions on transfer contained in this Section 2(g) shall be in addition to, and not by way of limitation of, any other restrictions on transfer contained in any other section of this Warrant. Whenever a certificate representing the Warrant Stock is required to be issued to a Holder without a legend, in lieu of delivering physical certificates representing the Warrant Stock, the Issuer shall cause its transfer agent to electronically transmit the Warrant Stock to the Holder by crediting the account of the Holder or Holder's Prime Broker with DTC through its DWAC system (to the extent not inconsistent with any provisions of this Warrant or the Purchase Agreement).

    (h)  Accredited Investor Status.  In no event may the Holder
         --------------------------
exercise this Warrant in whole or in part unless the Holder is an "accredited investor" as defined in Regulation D under the Securities Act.

    3.   Stock Fully Paid; Reservation and Listing of Shares;
         ----------------------------------------------------
Covenants.
---------

    (a)  Stock Fully Paid.  The Issuer represents, warrants,
         ----------------
covenants and agrees that all shares of Warrant Stock which may be issued upon the exercise of this Warrant or otherwise hereunder will, when issued in accordance with the terms of this Warrant, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by or through the Issuer. The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issuance upon exercise of this Warrant a number of authorized but unissued shares of Common Stock equal to at least one hundred fifty (150%) of the number of shares of Common Stock issuable upon exercise of this Warrant without regard to any limitations on exercise.

    (b)  Reservation.  If any shares of Common Stock required to be
         -----------
reserved for issuance upon exercise of this Warrant or as otherwise provided hereunder require registration or qualification with any Governmental Authority under any federal or state law before such shares may be so issued, the Issuer will in good faith use its best efforts as expeditiously as possible at its expense to cause such shares to be duly registered or qualified. If the Issuer shall list any shares of Common Stock on any securities exchange or market it will, at its expense, list thereon, and maintain and increase when necessary such listing, of, all shares of Warrant Stock from time to time issued upon exercise of this Warrant or as otherwise provided hereunder (provided that such Warrant Stock has been registered pursuant to a registration statement under the Securities Act then in effect), and, to the extent permissible under the applicable securities exchange rules, all unissued shares of Warrant Stock which are at any time issuable hereunder, so long as any shares of Common Stock shall be so listed. The Issuer will also so list on each securities exchange or market, and will maintain such listing of, any other securities which the Holder of this Warrant shall be entitled to receive upon the exercise of this Warrant if at the time any securities of the same class shall be listed on such securities exchange or market by the Issuer.

    (c)  Covenants.  The Issuer shall not by any action including,
         ---------
without limitation, amending the Articles of Incorporation or the by-laws of the Issuer, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder hereof against dilution (to the extent specifically provided herein) or impairment. Without limiting the generality of the foregoing, the Issuer will (i) not permit the par value, if any, of its Common Stock to exceed the then effective Warrant Price, (ii) not amend or modify any provision of the Articles of Incorporation or by-laws of the Issuer in any manner that would adversely affect the rights of the Holders of the Warrants, (iii) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of this Warrant, and
(iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

    (d)  Loss, Theft, Destruction of Warrants.  Upon receipt of
         ------------------------------------
evidence satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same number of shares of Common Stock.

    (e)  Payment of Taxes.  The Issuer will pay any documentary
         ----------------
stamp taxes attributable to the initial issuance of the Warrant Stock issuable upon exercise of this Warrant; provided, however, that the Issuer shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates representing Warrant Stock in a name other than that of the Holder in respect to which such shares are issued.

    4.   Adjustment of Warrant Price.  The price at which such
         ---------------------------
shares of Warrant Stock may be purchased upon exercise of this Warrant shall be subject to adjustment from time to time as set forth in this
Section 4. The Issuer shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with the notice provisions set forth in Section 5.

    (a)  Recapitalization, Reorganization, Reclassification,
         ---------------------------------------------------
Consolidation, Merger or Sale.
-----------------------------

        (i) In case the Issuer after the Original Issue Date shall do any of the following (each, a "Triggering Event"): (a) consolidate or merge with or into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger (except for the Merger (as defined in subsection (c) below), or any future strategic acquisitions, which are approved in writing by the Holder, such approval not to be unreasonably withheld (each a "Permitted Future
Transaction")), or (b) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger (except for the Merger, or a Permitted Future Transaction), any Capital Stock of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other Person, or (d) effect a capital reorganization or reclassification of its Capital Stock, then, and in the case of each such Triggering
Event, proper provision shall be made to the Warrant Price and the number of shares of Warrant Stock that may be purchased upon exercise of this Warrant so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive at the Warrant Price as adjusted to take into account the consummation of such Triggering Event, in lieu of the Common
Stock issuable upon such exercise of this Warrant prior to such Triggering Event or any securities that this Warrant would entitle the Holder to offer the Triggering Event were it not for this provision, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto (including the right of a shareholder to elect the type of consideration it will receive upon a Triggering Event), subject to adjustments (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for elsewhere in this
Section 4; provided, however, the Holder at its option may elect to receive instead an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula. Immediately upon the occurrence of a Triggering Event, the Issuer shall notify the Holder in writing of such Triggering Event and provide the calculations in determining the number of shares of Warrant Stock issuable upon exercise of the new warrant and the adjusted Warrant Price. Upon the Holder's request, in lieu of receiving cash or other property as set out above, the continuing or surviving corporation as a result of such Triggering Event shall issue to the Holder a new warrant of like tenor evidencing the right to purchase the adjusted number of shares of Warrant Stock and the adjusted Warrant Price pursuant to the terms and provisions of this Section 4(a)(i). Notwithstanding the foregoing to the contrary, this Section 4(a)(i) shall only apply if the surviving entity pursuant to any such Triggering Event is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board. In the event that the surviving entity pursuant to any such Triggering Event is not a public company that is registered pursuant to the Securities Exchange Act of 1934, as amended, or its common stock is not listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, then the Holder shall have the right to demand that the Issuer pay to the Holder an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula in exchange for termination of this Warrant.

         (ii) In the event that the Holder has elected not to exercise this Warrant prior to the consummation of a Triggering Event and has also elected not to receive an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula pursuant to the provisions of Section 4(a)(i) above, so long as the surviving entity pursuant to any Triggering Event is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, the surviving entity and/or each Person (other than the Issuer) which may be required to deliver any Securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (A) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) if the Holders does not elect to receive cash or securities under Section 4(a)(i) or (B) the obligation to deliver to such Holder such Securities, cash or property as, in accordance with the foregoing provisions of this subsection (a), and such Holder shall be entitled to receive a written acknowledgement executed by the President or Chief Financial Officer of the Issuer, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this subsection (a) shall be applicable to the Securities, cash or property which the surviving entity and/or each such Person may be required to deliver upon any exercise of this Warrant or the exercise of any rights pursuant hereto.

    (b)  Stock Dividends, Subdivisions and Combinations.  If at
         ----------------------------------------------
any time the Issuer shall:

         (i) make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, shares of Common Stock,

         (ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

         (iii)   combine its outstanding shares of Common
Stock into a smaller number of shares of Common Stock,

then (1) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares of Common Stock for which this Warrant is exercisable immediately after such adjustment.

    (c)  Certain Other Distributions.  If at any time the Issuer
         ---------------------------
shall make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

         (i)     cash,

         (ii) any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or

Additional Shares of Common Stock), or

         (iii) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock),

then (1) the number of shares of Common Stock for which this Warrant is exercisable shall be adjusted to equal the product of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Per Share Market Value of Common Stock at the date of taking such record and (B) the denominator of which shall be such Per Share Market Value minus the amount allocable to one share of Common Stock of any such cash so distributable and of the fair value (as determined in good faith by the Board of Directors of the Issuer and supported by an opinion from an investment banking firm mutually agreed upon by the Issuer and the Holder) of any and all such evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights so distributable, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares of Common Stock for which this Warrant is exercisable immediately after such adjustment. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Issuer to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4(c) and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4(b). This Section 4(c) shall not apply to the issuance by the Company of (i) warrants for up to 3,000,000 shares of Common Stock of the Company in connection with an employee stock option program, incentive stock option program, or other qualified or non-qualified employee benefit plan (an "ESOP") to be established concurrent with closing of the merger between Medpro Safety Products, Inc. ("Medpro") and the Company (the "Merger"), priced at $1.81 per share, to be issued to the current management of Medpro and the future management of the Company (the "ESOP Warrants"), (ii) 68,036 warrants, priced at $1.99, to be issued to Chrystal Research (the "Chrystal Research Warrants"), (iii) 533,458 warrants, priced at $1.81, to be issued to SC Capital Partners LLC (the "SC Capital Warrants"), or
(iv) any shares issued pursuant to the exercise of warrants described in (i) through (iii).

    (d)  Issuance of Additional Shares of Common Stock.  For a
         ---------------------------------------------
period of twelve (12) months after the Issuance Date, as defined below (the "Price Protection Period"), in the event the Company shall issue or sell any additional shares of Common Stock (otherwise than as provided herein or pursuant to Common Stock Equivalents (hereafter defined) granted or issued prior to the Issuance Date) (the "Additional Shares of Common Stock"), at a price per share ("New Price") less than the conversion price of the Series A Preferred Stock of the Issuer (the "Conversion Price") then in effect ("Down Round"), or without consideration, the Conversion Price shall be reduced concurrently with such issue to the New Price. The "Issuance Date" shall be defined as the date of the issuance of the Series A Preferred Stock of the Issuer to the Holder, or September 5, 2007. After the Price Protection Period, the Conversion Price shall be reset to the Conversion Price in effect immediately prior to the Down Round, and thereafter, for so long as the Series A Preferred Stock has not been converted into Common Stock, but only for a period of twelve (12) months, the Conversion Price then in effect upon each issuance of a Down Round shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Conversion Price by a fraction:

         1) the numerator of which shall be equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock (rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the then Conversion Price, and

         2) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock. This Section 4(d)(2) and the adjustments described herein shall not apply to (i) the issuance of Common Stock pursuant to the agency agreement between SGPF, LLC and Medpro, in connection with the Merger, (ii) a Permitted Future Transaction, (iii) the ESOP Warrants, (iv) the Chrystal Research Warrants, (v) the SC Capital Warrants, or (vi) any shares issued pursuant to the exercise of the warrants described in (ii) through (v).

    (e)  Issuance of Common Stock Equivalents.  In the event the
         ------------------------------------
Issuer shall at any time following the Original Issuance Date take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Issuer is the surviving corporation) issue or sell, any Common Stock Equivalents, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Warrant Price in effect at the time of such amendment or adjustment, then the Warrant Price then in effect shall be adjusted as provided in Section 4(d). No further adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Warrant Price then in effect shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Common Stock Equivalents. This Section 4(e) shall not apply to the issuance of (i) the ESOP Warrants, (ii) the Chrystal Research Warrants, or (iii) the SC Capital Warrants.

    (f)  Other Provisions applicable to Adjustments under this
         -----------------------------------------------------
Section.  The following provisions shall be applicable to the making
-------
of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Warrant Price then in effect provided for in this Section 4:

         (i)     Computation of Consideration.  To the extent that any
                 ----------------------------
Additional Shares of Common Stock or any Common Stock Equivalents (or any warrants or other rights therefor) shall be issued for cash consideration, the consideration received by the Issuer therefor shall be the amount of the cash received by the Issuer therefor, or, if such Additional Shares of Common Stock or Common Stock Equivalents are offered by the Issuer for subscription, the subscription price, or, if such Additional Shares of Common Stock or Common Stock Equivalents are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Issuer for and in the underwriting of, or otherwise in connection with, the issuance thereof). In connection with any merger or consolidation in which the Issuer is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Issuer shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be, deemed to be the fair market value, as determined reasonably and in good faith by the Board, of such portion of the assets and business of the nonsurviving corporation as the Board may determine to be attributable to such shares of Common Stock or Common Stock Equivalents, as the case may be. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Issuer for issuing such warrants or other rights plus the additional consideration payable to the Issuer upon exercise of such warrants or other rights. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Common Stock Equivalents shall be the consideration received by the Issuer for issuing warrants or other rights to subscribe for or purchase such Common Stock Equivalents, plus the consideration paid or payable to the Issuer in respect of the subscription for or purchase of such Common Stock Equivalents, plus the additional consideration, if any, payable to the Issuer upon the exercise of the right of conversion or exchange in such Common Stock Equivalents. In the event of any consolidation or merger of the Issuer in which the Issuer is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Issuer shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Issuer for stock or other securities of any corporation, the Issuer shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. In the event any consideration received by the Issuer for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board. In the event Common Stock is issued with other shares or securities or other assets of the Issuer for consideration which covers both, the consideration computed as provided in this Section 4(f)(i) shall be allocated among such securities and assets as determined in good faith by the Board.

         (ii)    When Adjustments to Be Made.  The adjustments required
                 ---------------------------
by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of shares of Common Stock for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4(b)) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than one percent (1%) of the shares of Common Stock for which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount

(except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

         (iii)   Fractional Interests.  In computing adjustments under
                 --------------------
this Section 4, fractional interests in Common Stock shall be taken into account to the nearest one one-hundredth (1/100th) of a share.

         (iv)    When Adjustment Not Required.  If the Issuer shall
                 ----------------------------
take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

    (g)  Form of Warrant after Adjustments.  The form of this
         ---------------------------------
Warrant need not be changed because of any adjustments in the Warrant Price or the number and kind of Securities purchasable upon the exercise of this Warrant.

    (h)  Escrow of Warrant Stock.  If after any property becomes
         -----------------------
distributable pursuant to this Section 4 by reason of the taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, and the Holder exercises this Warrant, any shares of Common Stock issuable upon exercise by reason of such adjustment shall be deemed the last shares of Common Stock for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for the Holder by the Issuer to be issued to the Holder upon and to the extent that the event actually takes place, upon payment of the current Warrant Price. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be cancelled by the Issuer and escrowed property returned.

    5.   Notice of Adjustments.  Whenever the Warrant Price or
         ---------------------
Warrant Share Number shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, each an "adjustment"), the Issuer shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Warrant Price and Warrant Share Number after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any dispute between the Issuer and the Holder of this Warrant with respect to the matters set forth in such certificate may at the option of the Holder of this Warrant be submitted to a national or regional accounting firm reasonably acceptable to the Issuer and the Holder, provided that the Issuer shall have ten (10) days after receipt of notice from such

Holder of its selection of such firm to object thereto, in which case such Holder shall select another such firm and the Issuer shall have no such right of objection. The firm selected by the Holder of this Warrant as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty (30) days after submission to it of such dispute. Such opinion shall be final and binding on the parties hereto. The costs and expenses of the initial accounting firm shall be paid equally by the Issuer and the Holder and, in the case of an objection by the Issuer, the costs and expenses of the subsequent accounting firm shall be paid in full by the Issuer.

    6.   Fractional Shares.  No fractional shares of Warrant Stock
         -----------------
will be issued in connection with any exercise hereof, but in lieu of such fractional shares, the Issuer shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

    7.   Ownership Cap and Exercise Restriction.  Notwithstanding
         --------------------------------------
anything to the contrary set forth in this Warrant, at no time may a Holder of this Warrant exercise this Warrant if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such Holder at such time, the number of shares of Common Stock which would result in such Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock; provided, however, that upon a holder of this Warrant providing the Issuer with sixty-one (61) days notice (pursuant to Section 13 hereof) (the "Waiver Notice") that such Holder would like to waive this Section 7 with regard to any or all shares of Common Stock issuable upon exercise of this Warrant, this Section 7 will be of no force or effect with regard to all or a portion of the Warrant referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one
(61) days immediately preceding the expiration of the term of this Warrant.

    8.   Definitions.  For the purposes of this Warrant, the
         -----------
following terms have the following meanings:

         "Additional Shares of Common Stock" means all shares of
          ---------------------------------
     Common Stock issued by the Issuer after the Original Issue Date, and all shares of Other Common, if any, issued by the Issuer after the Original Issue Date, except: (i) securities issued (other than for cash) in connection with a merger, acquisition, or consolidation, (ii) securities issued pursuant to the conversion or exercise of convertible or exercisable securities issued or outstanding on or prior to the date of the Purchase Agreement or issued pursuant to the Purchase Agreement or otherwise excepted herein (so long as the conversion or exercise price in such securities are not amended to lower such price and/or adversely affect the Holders), (iii) the Warrant Stock,
     (iv) securities issued in connection with bona fide strategic license agreements or other partnering arrangements so long as such issuances are not for the purpose of raising capital, (v) Common Stock issued or the issuance or grants of options to purchase Common Stock pursuant to the Issuer's stock option plans and employee stock purchase plans outstanding as they exist on the date of the Purchase Agreement, (vi) any warrants issued to the placement agent and its designees or to the Company's investor relations firm for the transactions contemplated by the Purchase Agreement, and (vii) Common Stock issued by Issuer in connection with Medpro's agency agreement with SGPF, LLC, which is contemplated in connection with the Merger.

         "Articles of Incorporation" means the Articles of
          -------------------------
     Incorporation of the Issuer as in effect on the Original Issue Date, and as hereafter from time to time amended, modified, supplemented or restated in accordance with the terms hereof and thereof and pursuant to applicable law.

         "Board" shall mean the Board of Directors of the Issuer.
          -----

         "Capital Stock" means and includes (i) any and all shares,
          -------------
     interests, participations or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred or preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and
     (iv) all equity or ownership interests in any Person of any other type.

         "Common Stock" means the Common Stock, $0.01 par value per
          ------------
     share, of the Issuer and any other Capital Stock into which such stock may hereafter be changed.

         "Common Stock Equivalent" means any Convertible Security or
          -----------------------
     warrant, option or other right to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Security.

         "Convertible Securities" means evidences of Indebtedness,
          ----------------------
     shares of Capital Stock or other Securities which are or may be at any time convertible into or exchangeable for Additional Shares of Common Stock. The term "Convertible Security" means one of the Convertible Securities.

         "Governmental Authority" means any governmental, regulatory
          ----------------------
     or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether federal, state or local, and whether domestic or foreign.

         "Holders" mean the Persons who shall from time to time own
          -------
     any Warrant.  The term "Holder" means one of the Holders.

         "Independent Appraiser" means a nationally recognized or
          ---------------------
     major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Issuer) that is regularly engaged in the business of appraising the Capital Stock or assets of corporations or other entities as going concerns, and which is not affiliated with either the Issuer or the Holder of any Warrant.

         "Issuer" means Dentalserv.com, a Nevada corporation, and
          ------
     its successors.

         "Majority Holders" means at any time the Holders of
          ----------------
     Warrants exercisable for a majority of the shares of Warrant
     Stock issuable under the Warrants at the time outstanding.

         "Original Issue Date" means September 5, 2007.
          -------------------

         "OTC Bulletin Board" means the over-the-counter electronic
          ------------------
     bulletin board.

         "Other Common" means any other Capital Stock of the Issuer
          ------------
     of any class which shall be authorized at any time after the date of this Warrant (other than Common Stock) and which shall have the right to participate in the distribution of earnings and assets of the Issuer without limitation as to amount.

         "Outstanding Common Stock" means, at any given time, the
          ------------------------
     aggregate amount of outstanding shares of Common Stock, assuming full exercise, conversion or exchange (as applicable) of all options, warrants and other Securities which are convertible into or exercisable or exchangeable for, and any right to subscribe for, shares of Common Stock that are outstanding at such time.

         "Person" means an individual, corporation, limited
          ------
     liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental
     Authority or other entity of whatever nature.

         "Per Share Market Value" means on any particular date (a)
          ----------------------
     the last closing bid price per share of the Common Stock on such date on the OTC Bulletin Board or a registered national stock exchange on which the Common Stock is then listed, or if there is no such price on such date, then the closing price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Common Stock is not listed or traded then on the OTC Bulletin Board or any registered national stock exchange, the last closing bid price for a share of Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or by the Pink Sheets LLC or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Common Stock is not then publicly traded the fair market value of a share of Common Stock as determined by an Independent Appraiser selected in good faith by the Majority Holders; provided, however, that the Issuer, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser; and provided, further that all determinations of the Per Share Market Value shall be appropriately adjusted for any stock dividends, stock splits or other similar transactions during such period. The determination of fair market value by an Independent Appraiser shall be based upon the fair market value of the Issuer determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any shares of Common Stock, no consideration shall be given to any restrictions on transfer of the Common Stock imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.

         "Purchase Agreement" means the Series A Convertible
          ------------------
     Preferred Stock Purchase Agreement dated as of September 5, 2007, among the Issuer and the Purchasers.

         "Purchasers" means the purchasers of the Series A
          ----------
     Convertible Preferred Stock and the Warrants issued by the Issuer pursuant to the Purchase Agreement.

         "Securities" means any debt or equity securities of the
          ----------
     Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any Security. "Security" means one of the Securities.

         "Securities Act" means the Securities Act of 1933, as
          --------------
     amended, or any similar federal statute then in effect.

         "Subsidiary" means any corporation at least 50% of whose
          ----------
     outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

         "Term" has the meaning specified in Section 1 hereof.
          ----

         "Trading Day" means (a) a day on which the Common Stock is
          -----------
     traded on the OTC Bulletin Board or any other exchange or trading venue on which the Common Stock may be principally traded in the future, or (b) if the Common Stock is not traded on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a) or (b) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

         "Voting Stock" means, as applied to the Capital Stock of
          ------------
     any corporation, Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.

         "Warrants" means the Warrants issued and sold pursuant to
          --------
     the Purchase Agreement, including, without limitation, this Warrant, and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the provisions of Section 2(c), 2(d) or 2(e) hereof or of any of such other Warrants.

         "Warrant Price" initially means $1.81, as such price may be
          -------------
     adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.

         "Warrant Share Number" means at any time the aggregate
          --------------------
     number of shares of Warrant Stock which may at such time be purchased upon exercise of this Warrant, after giving effect to all prior adjustments and increases to such number made or required to be made under the terms hereof.

         "Warrant Stock" means Common Stock issuable upon exercise
          -------------
     of any Warrant or Warrants or otherwise issuable pursuant to any Warrant or Warrants.

    9.   Other Notices.  In case at any time:
         -------------

         (A) the Issuer shall make any distributions to the holders of Common Stock; or

         (B) the Issuer shall authorize the granting to all holders of its Common Stock of rights to subscribe for or purchase any shares of Capital Stock of any class or other rights; or

         (C) there shall be any reclassification of the Capital Stock of the Issuer; or

         (D) there shall be any capital reorganization by the Issuer; or

         (E) there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer's property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its shares of Capital Stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

         (F) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Common Stock;

then, in each of such cases, the Issuer shall give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place. Such notice also shall specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be. Such notice shall be given at least twenty (20) days prior to the action in question and not less than ten (10) days prior to the record date or the date on which the Issuer's transfer books are closed in respect thereto. This Warrant entitles the Holder to receive copies of all financial and other information distributed or required to be distributed to the holders of the Common Stock.

    10.  Amendment and Waiver.  Any term, covenant, agreement or
         --------------------
condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Majority Holders; provided, however, that no such amendment or waiver shall reduce the Warrant Share Number, increase the Warrant Price, shorten the period during which this Warrant may be exercised or modify any provision of this
Section 11 without the consent of the Holder of this Warrant. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of this Warrant unless the same consideration is also offered to all holders of the Warrants.

    11.  Governing Law; Jurisdiction.  This Warrant shall be
         ---------------------------
governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Warrant shall not be interpreted or construed with any presumption against the party causing this Warrant to be drafted. The Issuer and the Holder agree that venue for any dispute arising under this Warrant will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue. The Issuer and the Holder irrevocably consent to personal jurisdiction in the state and federal courts of the state of New York. The Issuer and the Holder consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 12 shall affect or limit any right to serve process in any other manner permitted by law. The Issuer and the Holder hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Warrant or the Purchase Agreement, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party. The parties hereby waive all rights to a trial by jury.

    12.  Notices.  Any notice, demand, request, waiver or other
         -------
communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Issuer:     Dentalserv.com
                      20 West 55th Street
                      5th Floor
                      New York, NY  10010
                      Tel. No.: (212) 849-8248
                      Fax. No.: (212) 867-1467

with copies (which
copies shall not
constitute notice)

                      Law Office of Eugene Michael Kennedy
                      517 SW First Avenue
                      Ft. Lauderdale, FL  33301
                      Attn:  Eugene Michael Kennedy, Esq.
                      Tel. No.:  (954) 524-4155
                      Fax. No.:  (954) 525-4169


If to any Holder:     At the address of such Holder set forth on
                      Exhibit A to this Agreement, with copies to Holder's counsel as set forth on Exhibit A or as specified in writing by such Holder with copies to:

with copies (which
copies shall not
constitute notice)
to:                   Lord Bissell & Brook LLP
                      885 Third Avenue, 26th Floor
                      New York, New York 10022
                      Attention: Corey N. Martin, Esq.
                      Tel No.: (212) 812-8314
                      Fax No.: (212) 812-8374

    Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto.

    13.  Warrant Agent.  The Issuer may, by written notice to each
         -------------
Holder of this Warrant, appoint an agent having an office in New York, New York for the purpose of issuing shares of Warrant Stock on the exercise of this Warrant pursuant to subsection (b) of Section 2 hereof, exchanging this Warrant pursuant to subsection (d) of Section 2 hereof or replacing this Warrant pursuant to subsection (d) of
Section 3 hereof, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

    14.  Remedies.  The Issuer stipulates that the remedies at law
         --------
of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

    15.  Successors and Assigns.  This Warrant and the rights
         ----------------------
evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Stock issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Stock.

    16.  Modification and Severability.  If, in any action before
         -----------------------------
any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

    17.  Headings.  The headings of the Sections of this Warrant are
         --------
for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

    18.  Registration Rights.  The Holder of this Warrant is
         -------------------
entitled to the benefit of certain registration rights with respect to the shares of Warrant Stock issuable upon the exercise of this Warrant pursuant to that certain Registration Rights Agreement, of even date herewith, by and among the Company and Persons listed on Schedule I thereto (the "Registration Rights Agreement") and the registration rights with respect to the shares of Warrant Stock issuable upon the exercise of this Warrant by any subsequent Holder may only be assigned in accordance with the terms and provisions of the Registrations Rights Agreement.


         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

       IN WITNESS WHEREOF, the Issuer has executed this Series J Warrant as of the day and year first above written.


                                 DENTALSERV.COM


                                 By:___________________________________
                                    Name:
                                    Title:

                          EXERCISE FORM
                        SERIES J WARRANT

                         DENTALSERV.COM

The undersigned _______________, pursuant to the provisions of the within Warrant, hereby elects to purchase _____ shares of Common Stock of Dentalserv.com covered by the within Warrant.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________


Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the date of Exercise:_____________

The undersigned is an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended.

The Holder shall pay the sum of $________ by certified or official bank check (or via wire transfer) to the Issuer in accordance with the terms of the Warrant.

                            ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint
_____________, attorney, to transfer the said Warrant on the books of the within named corporation.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________

                         PARTIAL ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the right to purchase _________ shares of Warrant Stock evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint ___________________, attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________


                     FOR USE BY THE ISSUER ONLY:

This Warrant No. W-___ canceled (or transferred or exchanged) this _____ day of ___________, _____, shares of Common Stock issued therefor in the name of _______________, Warrant No. W-_____ issued for ____ shares of Common Stock in the name of _______________.

                                    EXHIBIT 8

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

                    SERIES C WARRANT TO PURCHASE

                      SHARES OF COMMON STOCK

                                OF

                          DENTALSERV.COM

                      Expires September 5, 2012

No.: W-C-07- __                            Number of Shares: 5,975,116
Date of Issuance: September 5, 2007


    FOR VALUE RECEIVED, the undersigned, Dentalserv.com, a Nevada corporation (together with its successors and assigns, the "Issuer"), hereby certifies that Vision Opportunity Master Fund, Ltd., or its registered assigns (the "Holder") is entitled to subscribe for and purchase, during the Term (as hereinafter defined), up to 5,975,116 shares (subject to adjustment as hereinafter provided) of the duly authorized, validly issued, fully paid and non-assessable Common Stock of the Issuer, at an exercise price per share equal to the Warrant Price then in effect, subject, however, to the provisions and upon the terms and conditions hereinafter set forth. Capitalized terms used in this Warrant and not otherwise defined herein shall have the respective meanings specified in Section 9 hereof.

    1.   Term.  The term of this Warrant shall commence on August
         ----
20, 2007, and shall expire at 6:00 p.m., eastern time, on September 5, 2012; provided, however, that this Warrant shall only be exercisable
      --------  -------
to the extent that the Holder has exercised its rights under the Series J Warrant between the parties hereto (such period being the "Term").

    2.   Method of Exercise; Payment; Issuance of New Warrant;
         -----------------------------------------------------
Transfer and Exchange.
---------------------

    (a)  Time of Exercise.  The purchase rights represented by this
         ----------------
Warrant may be exercised in whole or in part during the Term.

    (b)  Method of Exercise.  The Holder hereof may exercise this
         ------------------
Warrant, in whole or in part, by the surrender of this Warrant (with the exercise form attached hereto duly executed) at the principal office of the Issuer, and by the payment to the Issuer of an amount of consideration therefor equal to the Warrant Price in effect on the date of such exercise multiplied by the number of shares of Warrant Stock with respect to which this Warrant is then being exercised, payable at such Holder's election (i) by certified or official bank check or by wire transfer to an account designated by the Issuer, (ii) by "cashless exercise" in accordance with the provisions of subsection
(c) of this Section 2, but only when a registration statement under the Securities Act providing for the resale of the Warrant Stock is not then in effect by the date such registration statement is required to be effective pursuant to the Registration Rights Agreement (as defined in the Purchase Agreement), or (iii) by a combination of the foregoing methods of payment selected by the Holder of this Warrant, if cashless exercise is available. In connection with the exercise of the Warrants, the Holder shall be required to exercise Warrants convertible into a minimum of one hundred thousand shares of Common Stock in any single exercise.

    (c)  Cashless Exercise.  Notwithstanding any provisions herein
         -----------------
to the contrary and commencing one (1) year following the Original Issue Date if (i) the Per Share Market Value of one share of Common Stock is greater than the Warrant Price (at the date of calculation as set forth below) and (ii) a registration statement under the Securities Act providing for the resale of the Warrant Stock is not then in effect by the date such registration statement is required to be effective pursuant to the Registration Rights Agreement (as defined in the Purchase Agreement) or not effective at any time during the Effectiveness Period (as defined in the Registration Rights Agreement) in accordance with the terms of the Registration Rights Agreement, unless the registration statement is not effective as a result of the Issuer exercising its rights under Section 3(n) of the Registration Rights Agreement, in lieu of exercising this Warrant by payment of cash, the Holder may exercise this Warrant by a cashless exercise and shall receive the number of shares of Common Stock equal to an amount computed using the following formula upon surrender of this Warrant at the principal office of the Issuer together with the properly endorsed Notice of Exercise:

        X = Y - (A)(Y)
                ------
                  B

Where   X =  the number of shares of Common Stock to be issued to
             the Holder.

        Y = the number of shares of Common Stock purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

        A =  the Warrant Price.

        B =  the Per Share Market Value of one share of Common Stock.

    (d)  Issuance of Stock Certificates.  In the event of any
         ------------------------------
exercise of this Warrant in accordance with and subject to the terms and conditions hereof, certificates for the shares of Warrant Stock so purchased shall be dated the date of such exercise and delivered to the Holder hereof within a reasonable time, not exceeding three (3) Trading Days after such exercise (the "Delivery Date") or, at the request of the Holder (provided that a registration statement under the Securities Act providing for the resale of the Warrant Stock is then in effect or that the shares of Warrant Stock are otherwise exempt from registration), issued and delivered to the Depository Trust Company ("DTC") account on the Holder's behalf via the Deposit Withdrawal Agent Commission System ("DWAC") within a reasonable time, not exceeding three (3) Trading Days after such exercise, and the Holder hereof shall be deemed for all purposes to be the holder of the shares of Warrant Stock so purchased as of the date of such exercise. Notwithstanding the foregoing to the contrary, the Issuer or its transfer agent shall only be obligated to issue and deliver the shares to the DTC on a holder's behalf via DWAC if such exercise is in connection with a sale or other exemption from registration by which the shares may be issued without a restrictive legend and the Issuer and its transfer agent are participating in DTC through the DWAC system. The Holder shall deliver this original Warrant, or an indemnification reasonably acceptable to the Issuer undertaking with respect to such Warrant in the case of its loss, theft or destruction, at such time that this Warrant is fully exercised. With respect to partial exercises of this Warrant, the Issuer shall keep written records for the Holder of the number of shares of Warrant Stock exercised as of each date of exercise.

    (e)  Compensation for Buy-In on Failure to Timely Deliver
         ----------------------------------------------------
Certificates Upon Exercise.  In addition to any other rights available
--------------------------
to the Holder, if the Issuer fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Stock pursuant to an exercise on or before the Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Stock which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Issuer shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of shares of Warrant Stock that the Issuer was required to deliver to the Holder in connection with the exercise at issue times
(B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of shares of Warrant Stock for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Issuer timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Issuer shall be required to pay the Holder $1,000. The Holder shall provide the Issuer written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Issuer. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Issuer's failure to timely deliver certificates representing shares of Common Stock upon exercise of this Warrant as required pursuant to the terms hereof.

    (f)  Transferability of Warrant.  Subject to Section 2(h)
         --------------------------
hereof, this Warrant may be transferred by a Holder, in whole or in part, without the consent of the Issuer. If transferred pursuant to this paragraph, this Warrant may be transferred on the books of the Issuer by the Holder hereof in person or by duly authorized attorney, upon surrender of this Warrant at the principal office of the Issuer, properly endorsed (by the Holder executing an assignment in the form attached hereto) and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. This Warrant is exchangeable at the principal office of the Issuer for Warrants to purchase the same aggregate number of shares of Warrant Stock, each new Warrant to represent the right to purchase such number of shares of Warrant Stock as the Holder hereof shall designate at the time of such exchange. All Warrants issued on transfers or exchanges shall be dated the Original Issue Date and shall be identical with this Warrant except as to the number of shares of Warrant Stock issuable pursuant thereto.

    (g)  Continuing Rights of Holder.  The Issuer will, at the time
         ---------------------------
of or at any time after each exercise of this Warrant, upon the request of the Holder hereof, acknowledge in writing the extent, if any, of its continuing obligation to afford to such Holder all rights to which such Holder shall continue to be entitled after such exercise in accordance with the terms of this Warrant, provided that if any such Holder shall fail to make any such request, the failure shall not affect the continuing obligation of the Issuer to afford such rights to such Holder.

    (h)  Compliance with Securities Laws.
         -------------------------------

         (i) The Holder of this Warrant, by acceptance hereof, acknowledges that this Warrant and the shares of Warrant Stock to be issued upon exercise hereof are being acquired solely for the Holder's own account and not as a nominee for any other party, and for investment, and that the Holder will not offer, sell or otherwise dispose of this Warrant or any shares of Warrant Stock to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any applicable state securities laws.

         (ii) Except as provided in paragraph (iii) below, this Warrant and all certificates representing shares of Warrant Stock issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the following form:

         THIS WARRANT AND THE SHARES OF COMMON STOCK
         ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN
         REGISTERED UNDER THE SECURITIES ACT OF 1933, AS
         AMENDED (THE "SECURITIES ACT") OR ANY STATE
         SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED
         OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER
         THE SECURITIES ACT AND UNDER APPLICABLE STATE
         SECURITIES LAWS OR THE ISSUER SHALL HAVE RECEIVED
         AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO
         THE ISSUER THAT REGISTRATION OF SUCH SECURITIES
         UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS

         OF APPLICABLE STATE SECURITIES LAWS IS NOT
         REQUIRED.

         (iii) The Issuer agrees to reissue this Warrant or certificates representing any of the Warrant Stock, without the legend set forth above if at such time, prior to making any transfer of any such securities, the Holder shall give written notice to the Issuer describing the manner and terms of such transfer. Such proposed transfer will not be effected until: (a) either (i) the Issuer has received an opinion of counsel reasonably satisfactory to the Issuer, to the effect that the registration of such securities under the Securities Act is not required in connection with such proposed transfer, (ii) a registration statement under the Securities Act covering such proposed disposition has been filed by the Issuer with the Securities and Exchange Commission and has become effective under the Securities Act; provided however, that the Issuer has no obligation or intent to register the Warrant, but shall register the shares of Common Stock underlying the Warrants pursuant to the terms of the Registration Rights Agreement (as defined in the Purchase Agreement), (iii) the Issuer has received other evidence reasonably satisfactory to the Issuer that such registration and qualification under the Securities Act and state securities laws are not required, or (iv) the Holder provides the Issuer with reasonable assurances that such security can be sold pursuant to Rule 144 under the Securities Act; and (b) either (i) the Issuer has received an opinion of counsel reasonably satisfactory to the Issuer, to the effect that registration or qualification under the securities or "blue sky" laws of any state is not required in connection with such proposed disposition, or (ii) compliance with applicable state securities or "blue sky" laws has been effected or a valid exemption exists with respect thereto. The Issuer will respond to any such notice from a holder within three
(3) Trading Days. In the case of any proposed transfer under this Section 2(h), the Issuer will use reasonable efforts to comply with any such applicable state securities or "blue sky" laws, but shall in no event be required, (x) to qualify to do business in any state where it is not then qualified, (y) to take any action that would subject it to tax or to the general service of process in any state where it is not then subject, or (z) to comply with state securities or "blue sky" laws of any state for which registration by coordination is unavailable to the Issuer or to register the Warrants under state securities laws. The restrictions on transfer contained in this Section 2(h) shall be in addition to, and not by way of limitation of, any other restrictions on transfer contained in any other section of this Warrant. Whenever a certificate representing the Warrant Stock is required to be issued to a Holder without a legend, in lieu of delivering physical certificates representing the Warrant Stock, the Issuer shall cause its transfer agent to electronically transmit the Warrant Stock to the Holder by crediting the account of the Holder or Holder's Prime Broker with DTC through its DWAC system (to the extent not inconsistent with any provisions of this Warrant or the Purchase Agreement).

         (i)     Accredited Investor Status.  In no event may the
                 --------------------------
Holder exercise this Warrant in whole or in part unless the Holder is an "accredited investor" as defined in Regulation D under the Securities Act.

    3.   Stock Fully Paid; Reservation and Listing of Shares;
         ----------------------------------------------------
Covenants.
---------

    (a)  Stock Fully Paid.  The Issuer represents, warrants,
         ----------------
covenants and agrees that all shares of Warrant Stock which may be issued upon the exercise of this Warrant or otherwise hereunder will, when issued in accordance with the terms of this Warrant, be duly authorized, validly issued, fully paid and non-assessable and free from all taxes, liens and charges created by or through the Issuer. The Issuer further covenants and agrees that during the period within which this Warrant may be exercised, the Issuer will at all times have authorized and reserved for the purpose of the issuance upon exercise of this Warrant a number of authorized but unissued shares of Common Stock equal to at least one hundred fifty (150%) of the number of shares of Common Stock issuable upon exercise of this Warrant without regard to any limitations on exercise.

    (b)  Reservation.  If any shares of Common Stock required to be
         -----------
reserved for issuance upon exercise of this Warrant or as otherwise provided hereunder require registration or qualification with any Governmental Authority under any federal or state law before such shares may be so issued, the Issuer will in good faith use its best efforts as expeditiously as possible at its expense to cause such shares to be duly registered or qualified. If the Issuer shall list any shares of Common Stock on any securities exchange or market it will, at its expense, list thereon, and maintain and increase when necessary such listing, of, all shares of Warrant Stock from time to time issued upon exercise of this Warrant or as otherwise provided hereunder (provided that such Warrant Stock has been registered pursuant to a registration statement under the Securities Act then in effect), and, to the extent permissible under the applicable securities exchange rules, all unissued shares of Warrant Stock which are at any time issuable hereunder, so long as any shares of Common Stock shall be so listed. The Issuer will also so list on each securities exchange or market, and will maintain such listing of, any other securities which the Holder of this Warrant shall be entitled to receive upon the exercise of this Warrant if at the time any securities of the same class shall be listed on such securities exchange or market by the Issuer.

    (c)  Covenants.  The Issuer shall not by any action including,
         ---------
without limitation, amending the Articles of Incorporation or the by-laws of the Issuer, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder hereof against dilution (to the extent specifically provided herein) or impairment. Without limiting the generality of the foregoing, the Issuer will (i) not permit the par value, if any, of its Common Stock to exceed the then effective Warrant Price, (ii) not amend or modify any provision of the Articles of Incorporation or by-laws of the Issuer in any manner that would adversely affect the rights of the Holders of the Warrants, (iii) take all such action as may be reasonably necessary in order that the Issuer may validly and legally issue fully paid and nonassessable shares of Common Stock, free and clear of any liens, claims, encumbrances and restrictions (other than as provided herein) upon the exercise of this Warrant, and
(iv) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be reasonably necessary to enable the Issuer to perform its obligations under this Warrant.

    (d)  Loss, Theft, Destruction of Warrants.  Upon receipt of
         ------------------------------------
evidence satisfactory to the Issuer of the ownership of and the loss, theft, destruction or mutilation of any Warrant and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security satisfactory to the Issuer or, in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Issuer will make and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant, a new Warrant of like tenor and representing the right to purchase the same number of shares of Common Stock.

    (e)  Payment of Taxes.  The Issuer will pay any documentary
         ----------------
stamp taxes attributable to the initial issuance of the Warrant Stock issuable upon exercise of this Warrant; provided, however, that the Issuer shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates representing Warrant Stock in a name other than that of the Holder in respect to which such shares are issued.

    4.   Adjustment of Warrant Price.  The price at which such
         ---------------------------
shares of Warrant Stock may be purchased upon exercise of this Warrant shall be subject to adjustment from time to time as set forth in this
Section 4. The Issuer shall give the Holder notice of any event described below which requires an adjustment pursuant to this Section 4 in accordance with the notice provisions set forth in Section 5.

    (a)  Recapitalization, Reorganization, Reclassification,
         ---------------------------------------------------
Consolidation, Merger or Sale.
-----------------------------

        (i) In case the Issuer after the Original Issue Date shall do any of the following (each, a "Triggering Event"): (a) consolidate or merge with or into any other Person and the Issuer shall not be the continuing or surviving corporation of such consolidation or merger (except for the Merger (as defined in subsection (c) below), or any future strategic acquisitions, which are approved in writing by the Holder, such approval not to be unreasonably withheld (each a "Permitted Future
Transaction")), or (b) permit any other Person to consolidate with or merge into the Issuer and the Issuer shall be the continuing or surviving Person but, in connection with such consolidation or merger (except for the Merger, or a Permitted Future Transaction), any Capital Stock of the Issuer shall be changed into or exchanged for Securities of any other Person or cash or any other property, or (c) transfer all or substantially all of its properties or assets to any other Person, or (d) effect a capital reorganization or reclassification of its Capital Stock, then, and in the case of each such Triggering
Event, proper provision shall be made to the Warrant Price and the number of shares of Warrant Stock that may be purchased upon exercise of this Warrant so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant shall be entitled upon the exercise hereof at any time after the consummation of such Triggering Event, to the extent this Warrant is not exercised prior to such Triggering Event, to receive at the Warrant Price as adjusted to take into account the consummation of such Triggering Event, in lieu of the Common
Stock issuable upon such exercise of this Warrant prior to such Triggering Event or any securities that this Warrant would entitle the Holder to offer the Triggering Event were it not for this provision, the Securities, cash and property to which such Holder would have been entitled upon the consummation of such Triggering Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto (including the right of a shareholder to elect the type of consideration it will receive upon a Triggering Event), subject to adjustments (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for elsewhere in this
Section 4; provided, however, the Holder at its option may elect to receive instead an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula. Immediately upon the occurrence of a Triggering Event, the Issuer shall notify the Holder in writing of such Triggering Event and provide the calculations in determining the number of shares of Warrant Stock issuable upon exercise of the new warrant and the adjusted Warrant Price. Upon the Holder's request, in lieu of receiving cash or other property as set out above, the continuing or surviving corporation as a result of such Triggering Event shall issue to the Holder a new warrant of like tenor evidencing the right to purchase the adjusted number of shares of Warrant Stock and the adjusted Warrant Price pursuant to the terms and provisions of this Section 4(a)(i). Notwithstanding the foregoing to the contrary, this Section 4(a)(i) shall only apply if the surviving entity pursuant to any such Triggering Event is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board. In the event that the surviving entity pursuant to any such Triggering Event is not a public company that is registered pursuant to the Securities Exchange Act of 1934, as amended, or its common stock is not listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, then the Holder shall have the right to demand that the Issuer pay to the Holder an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula in exchange for termination of this Warrant.

         (ii) In the event that the Holder has elected not to exercise this Warrant prior to the consummation of a Triggering Event and has also elected not to receive an amount in cash equal to the value of this Warrant calculated in accordance with the Black-Scholes formula pursuant to the provisions of Section 4(a)(i) above, so long as the surviving entity pursuant to any Triggering Event is a company that has a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, and its common stock is listed or quoted on a national securities exchange, national automated quotation system or the OTC Bulletin Board, the surviving entity and/or each Person (other than the Issuer) which may be required to deliver any Securities, cash or property upon the exercise of this Warrant as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holder of this Warrant, (A) the obligations of the Issuer under this Warrant (and if the Issuer shall survive the consummation of such Triggering Event, such assumption shall be in addition to, and shall not release the Issuer from, any continuing obligations of the Issuer under this Warrant) if the Holders does not elect to receive cash or securities under Section 4(a)(i) or (B) the obligation to deliver to such Holder such Securities, cash or property as, in accordance with the foregoing provisions of this subsection (a), and such Holder shall be entitled to receive a written acknowledgement executed by the President or Chief

Financial Officer of the Issuer, stating that this Warrant shall thereafter continue in full force and effect and the terms hereof (including, without limitation, all of the provisions of this subsection (a) shall be applicable to the Securities, cash or property which the surviving entity and/or each such Person may be required to deliver upon any exercise of this Warrant or the exercise of any rights pursuant hereto.

    (b)  Stock Dividends, Subdivisions and Combinations.  If at
         ----------------------------------------------
any time the Issuer shall:

         (i) make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive a dividend payable in, or other distribution of, shares of Common Stock,

         (ii) subdivide its outstanding shares of Common Stock into a larger number of shares of Common Stock, or

         (iii)   combine its outstanding shares of Common
Stock into a smaller number of shares of Common Stock,

then (1) the number of shares of Common Stock for which this Warrant is exercisable immediately after the occurrence of any such event shall be adjusted to equal the number of shares of Common Stock which a record holder of the same number of shares of Common Stock for which this Warrant is exercisable immediately prior to the occurrence of such event would own or be entitled to receive after the happening of such event, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares of Common Stock for which this Warrant is exercisable immediately after such adjustment.

    (c)  Certain Other Distributions.  If at any time the Issuer
         ---------------------------
shall make or issue or set a record date for the holders of the Common Stock for the purpose of entitling them to receive any dividend or other distribution of:

         (i)     cash,

         (ii) any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock), or

         (iii) any warrants or other rights to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property of any nature whatsoever (other than cash, Common Stock Equivalents or Additional Shares of Common Stock),

then (1) the number of shares of Common Stock for which this Warrant is exercisable shall be adjusted to equal the product of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such adjustment multiplied by a fraction (A) the numerator of which shall be the Per Share Market Value of Common Stock at the date of taking such record and (B) the denominator of which shall be such Per Share Market Value minus the amount allocable to one share of Common Stock of any such cash so distributable and of the fair value (as determined in good faith by the Board of Directors of the Issuer and supported by an opinion from an investment banking firm mutually agreed upon by the Issuer and the Holder) of any and all such evidences of indebtedness, shares of stock, other securities or property or warrants or other subscription or purchase rights so distributable, and (2) the Warrant Price then in effect shall be adjusted to equal (A) the Warrant Price then in effect multiplied by the number of shares of Common Stock for which this Warrant is exercisable immediately prior to the adjustment divided by (B) the number of shares of Common Stock for which this Warrant is exercisable immediately after such adjustment. A reclassification of the Common Stock (other than a change in par value, or from par value to no par value or from no par value to par value) into shares of Common Stock and shares of any other class of stock shall be deemed a distribution by the Issuer to the holders of its Common Stock of such shares of such other class of stock within the meaning of this Section 4(c) and, if the outstanding shares of Common Stock shall be changed into a larger or smaller number of shares of Common Stock as a part of such reclassification, such change shall be deemed a subdivision or combination, as the case may be, of the outstanding shares of Common Stock within the meaning of Section 4(b). This Section 4(c) shall not apply to the issuance by the Company of (i) warrants for up to 3,000,000 shares of Common Stock of the Company in connection with an employee stock option program, incentive stock option program, or other qualified or non-qualified employee benefit plan (an "ESOP") to be established concurrent with closing of the merger between Medpro Safety Products, Inc. ("Medpro") and the Company (the "Merger"), priced at $1.81 per share, to be issued to the current management of Medpro and the future management of the Company (the "ESOP Warrants"), (ii) 68,036 warrants, priced at $1.99, to be issued to Chrystal Research (the "Chrystal Research Warrants"), (iii) 533,458 warrants, priced at $1.81, to be issued to SC Capital Partners LLC (the "SC Capital Warrants"), or
(iv) any shares issued pursuant to the exercise of warrants described in (i) through (iii).

    (d)  Issuance of Additional Shares of Common Stock.  For a
         ---------------------------------------------
period of twelve (12) months after the Issuance Date, as defined below (the "Price Protection Period"), in the event the Company shall issue or sell any additional shares of Common Stock (otherwise than as provided herein or pursuant to Common Stock Equivalents (hereafter defined) granted or issued prior to the Issuance Date) (the "Additional Shares of Common Stock"), at a price per share ("New Price") less than the conversion price of the Series A Preferred Stock of the Issuer (the "Conversion Price") then in effect ("Down Round"), or without consideration, the Conversion Price shall be reduced concurrently with such issue to the New Price. The "Issuance Date" shall be defined as the date of the issuance of the Series A Preferred Stock of the Issuer to the Holder, or September 5, 2007. After the Price Protection Period, the Conversion Price shall be reset to the Conversion Price in effect immediately prior to the Down Round, and thereafter, for so long as the Series A Preferred Stock has not been converted into Common Stock, but only for a period of twelve (12) months, the Conversion Price then in effect upon each issuance of a Down Round shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Conversion Price by a fraction:

         1) the numerator of which shall be equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock (rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the then Conversion Price, and

         2) the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock. This Section 4(d)(2) and the adjustments described herein shall not apply to (i) the issuance of Common Stock pursuant to the agency agreement between SGPF, LLC and Medpro, in connection with the Merger, (ii) a Permitted Future Transaction, (iii) the ESOP Warrants, (iv) the Chrystal Research Warrants, (v) the SC Capital Warrants, or (vi) any shares issued pursuant to the exercise of the warrants described in (ii) through (v).

    (e)  Issuance of Common Stock Equivalents.  In the event the
         ------------------------------------
Issuer shall at any time following the Original Issuance Date take a record of the holders of its Common Stock for the purpose of entitling them to receive a distribution of, or shall in any manner (whether directly or by assumption in a merger in which the Issuer is the surviving corporation) issue or sell, any Common Stock Equivalents, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange shall be less than the Warrant Price in effect immediately prior to the time of such issue or sale, or if, after any such issuance of Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the Warrant Price in effect at the time of such amendment or adjustment, then the Warrant Price then in effect shall be adjusted as provided in Section 4(d). No further adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Warrant Price then in effect shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Common Stock Equivalents. This Section 4(e) shall not apply to the issuance of (i) the ESOP Warrants, (ii) the Chrystal Research Warrants, or (iii) the SC Capital Warrants.

    (f)  Other Provisions applicable to Adjustments under this
         -----------------------------------------------------
Section.  The following provisions shall be applicable to the making
-------
of adjustments of the number of shares of Common Stock for which this Warrant is exercisable and the Warrant Price then in effect provided for in this Section 4:

         (i)     Computation of Consideration.  To the extent that any
                 ----------------------------
Additional Shares of Common Stock or any Common Stock Equivalents (or any warrants or other rights therefor) shall be issued for cash consideration, the consideration received by the Issuer therefor shall be the amount of the cash received by the Issuer therefor, or, if such Additional Shares of Common Stock or Common Stock Equivalents are offered by the Issuer for subscription, the subscription price, or, if such Additional Shares of Common Stock or Common Stock Equivalents are sold to underwriters or dealers for public offering without a subscription offering, the initial public offering price (in any such case subtracting any amounts paid or receivable for accrued interest or accrued dividends and without taking into account any compensation, discounts or expenses paid or incurred by the Issuer for and in the underwriting of, or otherwise in connection with, the issuance thereof). In connection with any merger or consolidation in which the Issuer is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Issuer shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefore shall be, deemed to be the fair market value, as determined reasonably and in good faith by the Board, of such portion of the assets and business of the nonsurviving corporation as the Board may determine to be attributable to such shares of Common Stock or Common Stock Equivalents, as the case may be. The consideration for any Additional Shares of Common Stock issuable pursuant to any warrants or other rights to subscribe for or purchase the same shall be the consideration received by the Issuer for issuing such warrants or other rights plus the additional consideration payable to the Issuer upon exercise of such warrants or other rights. The consideration for any Additional Shares of Common Stock issuable pursuant to the terms of any Common Stock Equivalents shall be the consideration received by the Issuer for issuing warrants or other rights to subscribe for or purchase such Common Stock Equivalents, plus the consideration paid or payable to the Issuer in respect of the subscription for or purchase of such Common Stock Equivalents, plus the additional consideration, if any, payable to the Issuer upon the exercise of the right of conversion or exchange in such Common Stock Equivalents. In the event of any consolidation or merger of the Issuer in which the Issuer is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Issuer shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Issuer for stock or other securities of any corporation, the Issuer shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. In the event any consideration received by the Issuer for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board. In the event Common Stock is issued with other shares or securities or other assets of the Issuer for consideration which covers both, the consideration computed as provided in this Section 4(f)(i) shall be allocated among such securities and assets as determined in good faith by the Board.

         (ii)    When Adjustments to Be Made.  The adjustments required
                 ---------------------------
by this Section 4 shall be made whenever and as often as any specified event requiring an adjustment shall occur, except that any adjustment of the number of shares of Common Stock for which this Warrant is exercisable that would otherwise be required may be postponed (except in the case of a subdivision or combination of shares of the Common Stock, as provided for in Section 4(b)) up to, but not beyond the date of exercise if such adjustment either by itself or with other adjustments not previously made adds or subtracts less than one percent (1%) of the shares of Common Stock for which this Warrant is exercisable immediately prior to the making of such adjustment. Any adjustment representing a change of less than such minimum amount (except as aforesaid) which is postponed shall be carried forward and made as soon as such adjustment, together with other adjustments required by this Section 4 and not previously made, would result in a minimum adjustment or on the date of exercise. For the purpose of any adjustment, any specified event shall be deemed to have occurred at the close of business on the date of its occurrence.

         (iii)   Fractional Interests.  In computing adjustments under
                 --------------------
this Section 4, fractional interests in Common Stock shall be taken into account to the nearest one one-hundredth (1/100th) of a share.

         (iv)    When Adjustment Not Required.  If the Issuer shall
                 ----------------------------
take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or distribution or subscription or purchase rights and shall, thereafter and before the distribution to stockholders thereof, legally abandon its plan to pay or deliver such dividend, distribution, subscription or purchase rights, then thereafter no adjustment shall be required by reason of the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

    (g)  Form of Warrant after Adjustments.  The form of this
         ---------------------------------
Warrant need not be changed because of any adjustments in the Warrant Price or the number and kind of Securities purchasable upon the exercise of this Warrant.

    (h)  Escrow of Warrant Stock.  If after any property becomes
         -----------------------
distributable pursuant to this Section 4 by reason of the taking of any record of the holders of Common Stock, but prior to the occurrence of the event for which such record is taken, and the Holder exercises this Warrant, any shares of Common Stock issuable upon exercise by reason of such adjustment shall be deemed the last shares of Common Stock for which this Warrant is exercised (notwithstanding any other provision to the contrary herein) and such shares or other property shall be held in escrow for the Holder by the Issuer to be issued to the Holder upon and to the extent that the event actually takes place, upon payment of the current Warrant Price. Notwithstanding any other provision to the contrary herein, if the event for which such record was taken fails to occur or is rescinded, then such escrowed shares shall be cancelled by the Issuer and escrowed property returned.

    5.   Notice of Adjustments.  Whenever the Warrant Price or
         ---------------------
Warrant Share Number shall be adjusted pursuant to Section 4 hereof (for purposes of this Section 5, each an "adjustment"), the Issuer shall cause its Chief Financial Officer to prepare and execute a certificate setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated (including a description of the basis on which the Board made any determination hereunder), and the Warrant Price and Warrant Share Number after giving effect to such adjustment, and shall cause copies of such certificate to be delivered to the Holder of this Warrant promptly after each adjustment. Any dispute between the Issuer and the Holder of this Warrant with respect to the matters set forth in such certificate may at the option of the Holder of this Warrant be submitted to a national or regional accounting firm reasonably acceptable to the Issuer and the Holder, provided that the Issuer shall have ten (10) days after receipt of notice from such Holder of its selection of such firm to object thereto, in which case such Holder shall select another such firm and the Issuer shall have no such right of objection. The firm selected by the Holder of this Warrant as provided in the preceding sentence shall be instructed to deliver a written opinion as to such matters to the Issuer and such Holder within thirty (30) days after submission to it of such dispute. Such opinion shall be final and binding on the parties hereto. The costs and expenses of the initial accounting firm shall be paid equally by the Issuer and the Holder and, in the case of an objection by the Issuer, the costs and expenses of the subsequent accounting firm shall be paid in full by the Issuer.

    6.   Fractional Shares.  No fractional shares of Warrant Stock
         -----------------
will be issued in connection with any exercise hereof, but in lieu of such fractional shares, the Issuer shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

    7.   Ownership Cap and Exercise Restriction.  Notwithstanding
         --------------------------------------
anything to the contrary set forth in this Warrant, at no time may a Holder of this Warrant exercise this Warrant if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares of Common Stock owned by such Holder at such time, the number of shares of Common Stock which would result in such Holder beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules thereunder) in excess of 4.9% of the then issued and outstanding shares of Common Stock; provided, however, that upon a holder of this Warrant providing the Issuer with sixty-one (61) days notice (pursuant to Section 13 hereof) (the "Waiver Notice") that such Holder would like to waive this Section 7 with regard to any or all shares of Common Stock issuable upon exercise of this Warrant, this Section 7 will be of no force or effect with regard to all or a portion of the Warrant referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one
(61) days immediately preceding the expiration of the term of this Warrant.

    8.   Definitions.  For the purposes of this Warrant, the
         -----------
following terms have the following meanings:

         "Additional Shares of Common Stock" means all shares of
          ---------------------------------
     Common Stock issued by the Issuer after the Original Issue Date, and all shares of Other Common, if any, issued by the Issuer after the Original Issue Date, except: (i) securities issued (other than for cash) in connection with a merger, acquisition, or consolidation, (ii) securities issued pursuant to the conversion or exercise of convertible or exercisable securities issued or outstanding on or prior to the date of the Purchase Agreement or issued pursuant to the Purchase Agreement or otherwise excepted herein (so long as the conversion or exercise price in such securities are not amended to lower such price and/or adversely affect the Holders), (iii) the Warrant Stock,
     (iv) securities issued in connection with bona fide strategic license agreements or other partnering arrangements so long as such issuances are not for the purpose of raising capital, (v) Common Stock issued or the issuance or grants of options to purchase Common Stock pursuant to the Issuer's stock option plans and employee stock purchase plans outstanding as they exist on the date of the Purchase Agreement, (vi) any warrants issued to the placement agent and its designees or to the Company's investor relations firm for the transactions contemplated by the Purchase Agreement, and (vii) Common Stock issued by Issuer in connection with Medpro's agency agreement with SGPF, LLC, which is contemplated in connection with the Merger.

         "Articles of Incorporation" means the Articles of
          -------------------------
     Incorporation of the Issuer as in effect on the Original Issue Date, and as hereafter from time to time amended, modified, supplemented or restated in accordance with the terms hereof and thereof and pursuant to applicable law.

         "Board" shall mean the Board of Directors of the Issuer.
          -----

         "Capital Stock" means and includes (i) any and all shares,
          -------------
     interests, participations or other equivalents of or interests in (however designated) corporate stock, including, without limitation, shares of preferred or preference stock, (ii) all partnership interests (whether general or limited) in any Person which is a partnership, (iii) all membership interests or limited liability company interests in any limited liability company, and
     (iv) all equity or ownership interests in any Person of any other type.

         "Common Stock" means the Common Stock, $0.01 par value per
          ------------
     share, of the Issuer and any other Capital Stock into which such stock may hereafter be changed.

         "Common Stock Equivalent" means any Convertible Security or
          -----------------------
     warrant, option or other right to subscribe for or purchase any Additional Shares of Common Stock or any Convertible Security.

         "Convertible Securities" means evidences of Indebtedness,
          ----------------------
     shares of Capital Stock or other Securities which are or may be at any time convertible into or exchangeable for Additional Shares of Common Stock. The term "Convertible Security" means one of the Convertible Securities.

         "Governmental Authority" means any governmental, regulatory
          ----------------------
     or self-regulatory entity, department, body, official, authority, commission, board, agency or instrumentality, whether federal, state or local, and whether domestic or foreign.

         "Holders" mean the Persons who shall from time to time own
          -------
     any Warrant.  The term "Holder" means one of the Holders.

         "Independent Appraiser" means a nationally recognized or
          ---------------------
     major regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Issuer) that is regularly engaged in the business of appraising the Capital Stock or assets of corporations or other entities as going concerns, and which is not affiliated with either the Issuer or the Holder of any Warrant.

         "Issuer" means Dentalserv.com, a Nevada corporation, and
          ------
     its successors.

         "Majority Holders" means at any time the Holders of
          ----------------
     Warrants exercisable for a majority of the shares of Warrant
     Stock issuable under the Warrants at the time outstanding.

         "Original Issue Date" means September 5, 2007.
          -------------------

         "OTC Bulletin Board" means the over-the-counter electronic
          ------------------
     bulletin board.

         "Other Common" means any other Capital Stock of the Issuer
          ------------
     of any class which shall be authorized at any time after the date of this Warrant (other than Common Stock) and which shall have the right to participate in the distribution of earnings and assets of the Issuer without limitation as to amount.

         "Outstanding Common Stock" means, at any given time, the
          ------------------------
     aggregate amount of outstanding shares of Common Stock, assuming full exercise, conversion or exchange (as applicable) of all options, warrants and other Securities which are convertible into or exercisable or exchangeable for, and any right to subscribe for, shares of Common Stock that are outstanding at such time.

         "Person" means an individual, corporation, limited
          ------
     liability company, partnership, joint stock company, trust, unincorporated organization, joint venture, Governmental
     Authority or other entity of whatever nature.

         "Per Share Market Value" means on any particular date (a)
          ----------------------
     the last closing bid price per share of the Common Stock on such date on the OTC Bulletin Board or a registered national stock exchange on which the Common Stock is then listed, or if there is no such price on such date, then the closing price on such exchange or quotation system on the date nearest preceding such date, or (b) if the Common Stock is not listed or traded then on the OTC Bulletin Board or any registered national stock exchange, the last closing bid price for a share of Common Stock in the over-the-counter market, as reported by the OTC Bulletin Board or by the Pink Sheets LLC or similar organization or agency succeeding to its functions of reporting prices) at the close of business on such date, or (c) if the Common Stock is not then publicly traded the fair market value of a share of Common Stock as determined by an Independent Appraiser selected in good faith by the Majority Holders; provided, however, that the Issuer, after receipt of the determination by such Independent Appraiser, shall have the right to select an additional Independent Appraiser, in which case, the fair market value shall be equal to the average of the determinations by each such Independent Appraiser; and provided, further that all determinations of the Per Share Market Value shall be appropriately adjusted for any stock dividends, stock splits or other similar transactions during such period. The determination of fair market value by an Independent Appraiser shall be based upon the fair market value of the Issuer determined on a going concern basis as between a willing buyer and a willing seller and taking into account all relevant factors determinative of value, and shall be final and binding on all parties. In determining the fair market value of any shares of Common Stock, no consideration shall be given to any restrictions on transfer of the Common Stock imposed by agreement or by federal or state securities laws, or to the existence or absence of, or any limitations on, voting rights.

         "Purchase Agreement" means the Series C Convertible
          ------------------
     Preferred Stock Purchase Agreement dated as of September 5, 2007, among the Issuer and the Purchasers.

         "Purchasers" means the purchasers of the Series C
          ----------
     Convertible Preferred Stock and the Warrants issued by the Issuer pursuant to the Purchase Agreement.

         "Securities" means any debt or equity securities of the
          ----------
     Issuer, whether now or hereafter authorized, any instrument convertible into or exchangeable for Securities or a Security, and any option, warrant or other right to purchase or acquire any

     Security.  "Security" means one of the Securities.

         "Securities Act" means the Securities Act of 1933, as
          --------------
     amended, or any similar federal statute then in effect.

         "Subsidiary" means any corporation at least 50% of whose
          ----------
     outstanding Voting Stock shall at the time be owned directly or indirectly by the Issuer or by one or more of its Subsidiaries, or by the Issuer and one or more of its Subsidiaries.

         "Term" has the meaning specified in Section 1 hereof.
          ----

         "Trading Day" means (a) a day on which the Common Stock is
          -----------
     traded on the OTC Bulletin Board or any other exchange or trading venue on which the Common Stock may be principally traded in the future, or (b) if the Common Stock is not traded on the OTC Bulletin Board, a day on which the Common Stock is quoted in the over-the-counter market as reported by the Pink Sheets LLC (or any similar organization or agency succeeding its functions of reporting prices); provided, however, that in the event that the Common Stock is not listed or quoted as set forth in (a) or (b) hereof, then Trading Day shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York are authorized or required by law or other government action to close.

         "Voting Stock" means, as applied to the Capital Stock of
          ------------
     any corporation, Capital Stock of any class or classes (however designated) having ordinary voting power for the election of a majority of the members of the Board of Directors (or other governing body) of such corporation, other than Capital Stock having such power only by reason of the happening of a contingency.

         "Warrants" means the Warrants issued and sold pursuant to
          --------
     the Purchase Agreement, including, without limitation, this Warrant, and any other warrants of like tenor issued in substitution or exchange for any thereof pursuant to the provisions of Section 2(c), 2(d) or 2(e) hereof or of any of such other Warrants.

         "Warrant Price" initially means $2.18, as such price may be
          -------------
     adjusted from time to time as shall result from the adjustments specified in this Warrant, including Section 4 hereto.

         "Warrant Share Number" means at any time the aggregate
          --------------------
     number of shares of Warrant Stock which may at such time be purchased upon exercise of this Warrant, after giving effect to all prior adjustments and increases to such number made or required to be made under the terms hereof.

         "Warrant Stock" means Common Stock issuable upon exercise
          -------------
     of any Warrant or Warrants or otherwise issuable pursuant to any Warrant or Warrants.

    9.   Other Notices.  In case at any time:
         -------------

         (A) the Issuer shall make any distributions to the holders of Common Stock; or

         (B) the Issuer shall authorize the granting to all holders of its Common Stock of rights to subscribe for or purchase any shares of Capital Stock of any class or other rights; or

         (C) there shall be any reclassification of the Capital Stock of the Issuer; or

         (D) there shall be any capital reorganization by the Issuer; or

         (E) there shall be any (i) consolidation or merger involving the Issuer or (ii) sale, transfer or other disposition of all or substantially all of the Issuer's property, assets or business (except a merger or other reorganization in which the Issuer shall be the surviving corporation and its shares of Capital Stock shall continue to be outstanding and unchanged and except a consolidation, merger, sale, transfer or other disposition involving a wholly-owned Subsidiary); or

         (F) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Issuer or any partial liquidation of the Issuer or distribution to holders of Common Stock;

then, in each of such cases, the Issuer shall give written notice to the Holder of the date on which (i) the books of the Issuer shall close or a record shall be taken for such dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be, shall take place. Such notice also shall specify the date as of which the holders of Common Stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their certificates for Common Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, disposition, dissolution, liquidation or winding-up, as the case may be. Such notice shall be given at least twenty (20) days prior to the action in question and not less than ten (10) days prior to the record date or the date on which the Issuer's transfer books are closed in respect thereto. This Warrant entitles the Holder to receive copies of all financial and other information distributed or required to be distributed to the holders of the Common Stock.

    10.  Amendment and Waiver.  Any term, covenant, agreement or
         --------------------
condition in this Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Majority Holders; provided, however, that no such amendment or waiver shall reduce the Warrant Share Number, increase the Warrant Price, shorten the period during which this Warrant may be exercised or modify any provision of this
Section 11 without the consent of the Holder of this Warrant. No consideration shall be offered or paid to any person to amend or consent to a waiver or modification of any provision of this Warrant unless the same consideration is also offered to all holders of the Warrants.

    11.  Governing Law; Jurisdiction.  This Warrant shall be
         ---------------------------
governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction. This Warrant shall not be interpreted or construed with any presumption against the party causing this Warrant to be drafted. The Issuer and the Holder agree that venue for any dispute arising under this Warrant will lie exclusively in the state or federal courts located in New York County, New York, and the parties irrevocably waive any right to raise forum non conveniens or any other argument that New York is not the proper venue. The Issuer and the Holder irrevocably consent to personal jurisdiction in the state and federal courts of the state of New York. The Issuer and the Holder consent to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 12 shall affect or limit any right to serve process in any other manner permitted by law. The Issuer and the Holder hereby agree that the prevailing party in any suit, action or proceeding arising out of or relating to this Warrant or the Purchase Agreement, shall be entitled to reimbursement for reasonable legal fees from the non-prevailing party. The parties hereby waive all rights to a trial by jury.

    12.  Notices.  Any notice, demand, request, waiver or other
         -------
communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

If to the Issuer:     Dentalserv.com
                      20 West 55th Street
                      5th Floor
                      New York, NY  10010
                      Tel. No.: (212) 849-8248
                      Fax. No.: (212) 867-1467

with copies (which
copies shall not
constitute notice)

                      Law Office of Eugene Michael Kennedy
                      517 SW First Avenue
                      Ft. Lauderdale, FL  33301
                      Attn:  Eugene Michael Kennedy, Esq.
                      Tel. No.:  (954) 524-4155
                      Fax. No.:  (954) 525-4169

If to any Holder:     At the address of such Holder set forth on
                      Exhibit A to this Agreement, with copies to Holder's counsel as set forth on Exhibit A or as specified in writing by such Holder with copies to:

with copies (which
copies shall not
constitute notice)
to:                   Lord Bissell & Brook LLP
                      885 Third Avenue, 26th Floor
                      New York, New York 10022
                      Attention: Corey N. Martin, Esq.
                      Tel No.: (212) 812-8314
                      Fax No.: (212) 812-8374

    Any party hereto may from time to time change its address for notices by giving written notice of such changed address to the other party hereto.

    13.  Warrant Agent.  The Issuer may, by written notice to each
         -------------
Holder of this Warrant, appoint an agent having an office in New York, New York for the purpose of issuing shares of Warrant Stock on the exercise of this Warrant pursuant to subsection (b) of Section 2 hereof, exchanging this Warrant pursuant to subsection (d) of Section 2 hereof or replacing this Warrant pursuant to subsection (d) of
Section 3 hereof, or any of the foregoing, and thereafter any such issuance, exchange or replacement, as the case may be, shall be made at such office by such agent.

    14.  Remedies.  The Issuer stipulates that the remedies at law
         --------
of the Holder of this Warrant in the event of any default or threatened default by the Issuer in the performance of or compliance with any of the terms of this Warrant are not and will not be adequate and that, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

    15.  Successors and Assigns.  This Warrant and the rights
         ----------------------
evidenced hereby shall inure to the benefit of and be binding upon the successors and assigns of the Issuer, the Holder hereof and (to the extent provided herein) the Holders of Warrant Stock issued pursuant hereto, and shall be enforceable by any such Holder or Holder of Warrant Stock.

    16.  Modification and Severability.  If, in any action before
         -----------------------------
any court or agency legally empowered to enforce any provision contained herein, any provision hereof is found to be unenforceable, then such provision shall be deemed modified to the extent necessary to make it enforceable by such court or agency. If any such provision is not enforceable as set forth in the preceding sentence, the unenforceability of such provision shall not affect the other provisions of this Warrant, but this Warrant shall be construed as if such unenforceable provision had never been contained herein.

    17.  Headings.  The headings of the Sections of this Warrant are
         --------
for convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

    18.  Registration Rights.  The Holder of this Warrant is
         -------------------
entitled to the benefit of certain registration rights with respect to the shares of Warrant Stock issuable upon the exercise of this Warrant pursuant to that certain Registration Rights Agreement, of even date herewith, by and among the Company and Persons listed on Schedule I thereto (the "Registration Rights Agreement") and the registration rights with respect to the shares of Warrant Stock issuable upon the exercise of this Warrant by any subsequent Holder may only be assigned in accordance with the terms and provisions of the Registrations Rights Agreement.


         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

       IN WITNESS WHEREOF, the Issuer has executed this Series C Warrant as of the day and year first above written.


                                 DENTALSERV.COM


                                 By:___________________________________
                                    Name:
                                    Title:

                          EXERCISE FORM
                        SERIES C WARRANT

                         DENTALSERV.COM

The undersigned _______________, pursuant to the provisions of the within Warrant, hereby elects to purchase _____ shares of Common Stock of Dentalserv.com covered by the within Warrant.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________


Number of shares of Common Stock beneficially owned or deemed beneficially owned by the Holder on the date of Exercise:_____________

The undersigned is an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended.

The undersigned intends that payment of the Warrant Price shall be made as (check one):

          Cash Exercise _______

          Cashless Exercise _______

If the Holder has elected a Cash Exercise, the Holder shall pay the sum of $________ by certified or official bank check (or via wire transfer) to the Issuer in accordance with the terms of the Warrant. If the Holder has elected a Cashless Exercise, a certificate shall be issued to the Holder for the number of shares equal to the whole number portion of the product of the calculation set forth below,
which is ___________.   The Company shall pay a cash adjustment in
respect of the fractional portion of the product of the calculation set forth below in an amount equal to the product of the fractional portion of such product and the Per Share Market Value on the date of exercise, which product is ____________.

    X = Y - (A)(Y)
            ------
               B

Where:

The number of Ordinary Shares to be issued to the Holder _________("X").

The number of Ordinary Shares purchasable upon exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised __________ ("Y").

The Warrant Price ______________ ("A").

The Per Share Market Value of one Ordinary Share _____________ ("B").


                            ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the within Warrant and all rights evidenced thereby and does irrevocably constitute and appoint
_____________, attorney, to transfer the said Warrant on the books of the within named corporation.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________

                         PARTIAL ASSIGNMENT

FOR VALUE RECEIVED, _________________ hereby sells, assigns and transfers unto __________________ the right to purchase _________ shares of Warrant Stock evidenced by the within Warrant together with all rights therein, and does irrevocably constitute and appoint ___________________, attorney, to transfer that part of the said Warrant on the books of the within named corporation.

Dated: _________________         Signature      ______________________

                                 Address        ______________________

                                                ______________________


                     FOR USE BY THE ISSUER ONLY:

This Warrant No. W-___ canceled (or transferred or exchanged) this _____ day of ___________, _____, shares of Common Stock issued therefor in the name of _______________, Warrant No. W-_____ issued for ____ shares of Common Stock in the name of _______________.

                                    EXHIBIT 9

                  AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (the "Agreement") is made
                                             ---------
and entered into as of September 5, 2007, by and among Dentalserv.com, a Nevada corporation ("Dentalserv.com") and
                                       --------------
Medpro Safety Products Inc., a Delaware corporation ("Medpro").
                                                      ------
                         R E C I T A L S
                         ---------------

     A. The Boards of Directors of Dentalserv.com and Medpro believe it is in the best interests of their respective companies and the stockholders of their respective companies that Dentalserv.com and Medpro combine into a single Dentalserv.com through the statutory merger of Dentalserv.com and Medpro (the "Merger") and, in furtherance thereof, have approved the Merger.
 ------
     B. Pursuant to the Merger, among other things, the outstanding shares of Medpro common stock, $.01 par value ("Medpro Common Stock"), shall be converted into shares of
  -------------------
Dentalserv.com Common Stock, $.001 par value ("Dentalserv.com
                                               --------------
Common Stock").
------------
     C. Dentalserv.com and Medpro desire to make certain representations and warranties and other agreements in connection with the Merger.

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"),
                                                       ----
and to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code.

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                            ARTICLE I
                           THE MERGER
                           ----------

     1.1     The Merger. At the Effective Time (as defined in
             ----------
Section 1.2) and subject to and upon the terms and conditions of this Agreement and the Certificate of Merger substantially in the form attached hereto as Exhibit A and in accordance with the applicable provisions of the Nevada Revised Statutes ("Nevada
                                                       ------
Law") and the Delaware General Corporation Law ("Delaware Law"),
---                                              ------------
Medpro shall be merged with and into Dentalserv.com, the separate corporate existence of the Medpro shall cease and Dentalserv.com shall continue as the surviving corporation and shall take the name "Medpro Safety Products, Inc.". Dentalserv.com as the
surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."
                    ---------------------
     1.2     Closing; Effective Time. The closing of the
             -----------------------
transactions contemplated hereby (the "Closing") shall take place
                                       -------
as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other
                               ----------
time as the parties hereto agree (the "Closing Date"). The
                                       ------------
Closing shall take place at the offices of Lord, Bissell &
Brook LLP, 885 Third Avenue, 26th Floor, New York, NY 10022,
or at such other location as the parties hereto
agree. In connection with the Closing, the parties hereto
shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Nevada, in accordance with the relevant provisions of Nevada Law (the time of such filing being the "Effective Time").  Promptly after the Closing,
                          --------------
a certified copy of the Certificate of Merger as filed with the Secretary of State of the State of Nevada shall be filed with the Secretary of State of the State of Delaware.

     1.3      Effect of the Merger. At the Effective Time, the
              --------------------
effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Nevada Law and Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time:

          (a) all debts, liabilities and duties of Medpro shall become the debts, liabilities and duties of the Surviving Corporation;

          (b) the Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation attached to the Certificate of Merger as filed with the Secretary of State of the State of Nevada, until thereafter amended as provided by law and such Articles of Incorporation;

          (c) the Bylaws of Medpro, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, which shall be Medpro Safety Products, Inc., until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such Bylaws; and

          (d)  the persons  designated by Medpro on Schedule 6.2(e)
                                                    ---------------
shall become, in the manner set forth in Section 6.3(e), the
                                         --------------
directors and officers of the Surviving Corporation from and after the Effective Time, in each case until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and Bylaws.

     1.4      Conversion of Medpro Common Stock. At the Effective
              ---------------------------------
Time, by virtue of the Merger and without any action on the part of the holders of Medpro Common Stock or the holders of the Dentalserv.com Common Stock, each of the 24,879,363 shares of Medpro Common Stock, which will then constitute all of the issued and outstanding shares of the capital stock of Medpro, shall be converted into 11,878,628 fully paid and nonassessable shares of Dentalserv.com Common Stock (the "Exchange Ratio").
                                  --------------
     1.5    Surrender of Certificates.
            -------------------------
          (a)  Exchange Agent.  The transfer agent of
               --------------
Dentalserv.com shall act as exchange agent (the "Exchange Agent")
                                                 --------------
in the Merger.

          (b)  Dentalserv.com to Provide Common Stock. Promptly
               --------------------------------------
after the Effective Time, Dentalserv.com shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Dentalserv.com may adopt, the shares of Dentalserv.com Common Stock into which the shares of Medpro Common Stock outstanding immediately prior to the Effective Time were converted pursuant to Section 1.4.
                                              -----------
          (c)  Exchange Procedures. Promptly after the Effective
               -------------------
Time, the Surviving Corporation shall cause the Exchange
Agent to mail to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to
                   ------------
the Effective Time represented outstanding shares of Medpro
Common Stock whose shares were converted into the right to
receive shares of Dentalserv.com Common Stock as set forth
in Section 1.4, pursuant to (i) a letter of transmittal and
   -----------
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates or agreements representing shares of Medpro Common Stock. Upon surrender of a Certificate to the Exchange Agent or to such other agent or agents as may be appointed by the Surviving
Corporation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Dentalserv.com
Common Stock and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Medpro Common Stock will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full shares of Dentalserv.com Common Stock into which such shares of Medpro Common Stock were otherwise converted at the Effective Time.

          (d)  Transfers of Ownership. If any certificate for
               ----------------------
shares of Dentalserv.com Common Stock are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered be accompanied by a duly completed and validly executed letter of transmittal in proper form for transfer and that the person requesting such exchange will have paid to Medpro or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Dentalserv.com Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of the Surviving Corporation or any agent designated by it that such tax has been paid or is not payable.

     1.6     No Further Ownership Rights in Medpro Common Stock.
             --------------------------------------------------
All shares of Dentalserv.com Common Stock issued upon the surrender of Certificates pursuant to Section 1.5(c) shall be
                                      --------------
deemed to have been issued in full satisfaction of all rights pertaining to such securities, and there shall be no further registration of transfers on the records of Medpro of shares of Medpro Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.7     Lost, Stolen or Destroyed Certificates. If any
             --------------------------------------
Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Dentalserv.com Common Stock as may be required pursuant to Section 1.4.
                                     -----------

     1.8     Tax Consequences. It is intended by the parties
             ----------------
hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code.

     1.9     Withholding Rights.  The Surviving Corporation shall
             ------------------
be entitled to deduct and withhold from the number of shares of Dentalserv.com Common Stock otherwise deliverable under this Agreement, such amounts as the Surviving Corporation is required, and Medpro acknowledges and agrees is required, to deduct and withhold with respect to such delivery and payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the former holder of shares of Medpro Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation.

     1.10    Taking of Necessary Action; Further Action. If, at
             --------------------------
any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Medpro, the officers and directors of Medpro and Dentalserv.com are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement



                           ARTICLE II

        REPRESENTATIONS AND WARRANTIES OF DENTALSERV.COM
        ------------------------------------------------

     In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any person
                           --------
means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such person and its subsidiaries, taken as a whole. In this Agreement, any reference to a "Material
                                                         --------
Adverse Effect" with respect to any person means any event,
--------------
change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such person and its subsidiaries, taken as a whole.

     Except as disclosed in that section of the document dated as of the date of this Agreement and delivered by Dentalserv.com to Medpro prior to the execution and delivery of this Agreement (the "Dentalserv.com Disclosure Schedule") corresponding to the Section of this Agreement to which any of the following representations and warranties specifically relate or as disclosed in another section of the Dentalserv.com Disclosure Schedule unless it is reasonably apparent to Medpro from the nature of the disclosure that it is applicable to another Section of this Agreement, Dentalserv.com represents and warrants to Medpro as follows:

     2.1    Organization, Standing and Power. Dentalserv.com is a
            --------------------------------
corporation duly organized, validly existing and in good
standing under the laws of the State of Nevada. Dentalserv.com has the power to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted and is duly authorized and qualified to do
business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Dentalserv.com. Dentalserv.com has delivered or made available to Medpro a true and correct copy of the Articles of Incorporation (the "Articles of Incorporation"), and the Bylaws,
                    -------------------------
or other charter documents, as applicable, of Dentalserv.com, as amended to date. Dentalserv.com is not in violation of any of the provisions of its charter or bylaws. Dentalserv.com does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.
Schedule 2.1 of the Dentalserv.com Disclosure Schedule lists, and
------------------------------------------------------
Dentalserv.com has delivered to Medpro copies of, the charters of each committee of Dentalserv.com's Board of Directors and any code of conduct or similar policy adopted by Dentalserv.com.

     2.2    Capital Structure. The authorized capital stock of
            -----------------
Dentalserv.com consists of 90,000,000 shares of common stock, $0.001 par value, of which there were issued and outstanding as of the close of business as of the date hereof, 1,396,000 shares of Dentalserv.com Common Stock, along with 28,888,186 warrants to purchase shares of Dentalserv.com Common Stock, and 10,000,000 shares of preferred stock, $0.001 par value (the "Dentalserv.com
                                                  --------------
Preferred Stock"), of which 6,668,230 were issued and outstanding
---------------
as of the close of business as of the date hereof. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after the date hereof. All outstanding shares of Dentalserv.com Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Articles of Incorporation or Bylaws of Dentalserv.com or any agreement to which Dentalserv.com is a party or by which it is bound.

     2.3    Authority.  Dentalserv.com has all requisite corporate
            ---------
power and authority to enter into this Agreement and to
consummate the transactions contemplated hereby, subject only to the adoption of this Agreement by Dentalserv.com's stockholders holding a majority of the outstanding shares of Dentalserv.com
Common Stock.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Dentalserv.com, subject only to the adoption of this Agreement by Dentalserv.com's stockholders holding a majority of the outstanding shares of Dentalserv.com Common Stock. This
Agreement has been duly executed and delivered by Dentalserv.com and constitutes the valid and binding obligation of
Dentalserv.com enforceable against Dentalserv.com in accordance with its terms, except as enforceability may be limited by
bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. The execution and delivery of this Agreement by Dentalserv.com does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or
acceleration of any obligation or loss of any benefit under (i)
any provision of the Articles of Incorporation or Bylaws of Dentalserv.com, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Dentalserv.com or any of its properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of subsection (ii) above could not have had and could not reasonably be expected to have a Material Adverse Effect on Dentalserv.com. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity")
                                            -------------------
is required by or with respect to Dentalserv.com in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of
Merger as provided in Section 1.2; (ii) the filing
                      -----------
with the SEC of Form D; (iii) the filing of a Form 8-K with the
SEC within four (4) business days after the Closing Date; (iv)
such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (v) such filings, if any, as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"); and (vi) such other consents, authorizations, filings,
  ---
approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Dentalserv.com and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

     2.4    Financial Statements. Dentalserv.com has provided to
            --------------------
Medpro a correct and complete copy of the audited consolidated financial statements (including any related notes thereto) of Dentalserv.com for the fiscal year ended December 31, 2006 (the "Financial Statements"). The Financial Statements were prepared
 --------------------
in accordance with generally accepted accounting principles of the United States ("GAAP") applied on a consistent basis
                    ----
throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents in all material respects the financial position of Dentalserv.com at the respective dates thereof and the results of its operations and cash flows for the periods indicated.

     2.5    Absence of Certain Changes. Since June 30, 2007 (the
            --------------------------
"Dentalserv.com Balance Sheet Date"), Dentalserv.com has
 ---------------------------------
conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition that has resulted in, or is reasonably likely to result in, or to the best of Dentalserv.com's knowledge any event beyond Dentalserv.com's control that is reasonably likely to result in, a Material Adverse Effect to Dentalserv.com; (ii) any acquisition, sale or transfer of any material asset of Dentalserv.com other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices by Dentalserv.com ; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Dentalserv.com, or any direct or indirect redemption, purchase or other acquisition by Dentalserv.com of any of its shares of capital stock; (v) any material contract entered into by Dentalserv.com, other than in the ordinary course of business, or any amendment or termination of, or default under, any material contract to which Dentalserv.com is a party; (vi) any amendment or change to Dentalserv.com's Articles of Incorporation or Bylaws; or (vii) any increase in or modification of the compensation or benefits payable, or to become payable, by Dentalserv.com to any of its directors or employees, other than pursuant to scheduled annual performance reviews, provided that any resulting modifications are in the ordinary course of business and consistent with Dentalserv.com's past practices. Dentalserv.com has not agreed since June 30, 2007 to do any of the things described in the preceding clauses (i) through (vii) and is not currently involved in any negotiations to take any of the actions described in the preceding clauses (i) through (vii) (other than negotiations with Medpro and its representatives regarding the transactions contemplated by this Agreement).

     2.6    Absence of Undisclosed Liabilities.  Dentalserv.com
            ----------------------------------
has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Financial Statements (the "Dentalserv.com Balance Sheet"), (ii)
                           ----------------------------
those incurred in the ordinary course of business and not required to be set forth in Dentalserv.com Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since Dentalserv.com Balance Sheet date and not reasonably likely to have a Material Adverse Effect on Dentalserv.com; and (iv) those incurred in connection with the execution of this Agreement.

     2.7    Litigation. There is no private or governmental
            ----------
action, suit, proceeding, claim, arbitration, audit or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Dentalserv.com, threatened against Dentalserv.com of its officers or directors (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Dentalserv.com. There is no injunction, judgment, decree, order or regulatory restriction imposed upon Dentalserv.com or its assets or business, or, to the knowledge of Dentalserv.com any of its directors or officers (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Dentalserv.com. Schedule 2.7 of
                                           ---------------
Dentalserv.com Disclosure Schedule lists all actions, suits,
----------------------------------
proceedings, claims, arbitrations, audits and investigations pending before any agency, court or tribunal that involve Dentalserv.com.

     2.8    Restrictions on Business Activities. There is no
            -----------------------------------
agreement, judgment, injunction, order or decree binding upon Dentalserv.com which has or reasonably could be expected to have the effect of prohibiting or materially impairing any business practice of Dentalserv.com, any acquisition of property by Dentalserv.com or the conduct of business by Dentalserv.com.

     2.9    Governmental Authorization. Dentalserv.com has
            --------------------------
obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Dentalserv.com currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Dentalserv.com's business or the holding of any such interest ((i) and (ii) herein collectively called "Dentalserv.com
                                          --------------
Authorizations"), and all of such Dentalserv.com Authorizations
--------------
are in full force and effect, except where the failure to obtain or have any of such Dentalserv.com Authorizations or where the failure of such Dentalserv.com Authorizations to be in full force and effect could not reasonably be expected to have a Material Adverse Effect on Dentalserv.com.

     2.10   Title to Property. Dentalserv.com has good and valid
            -----------------
title to all of its properties, interests in properties and assets, real and personal, reflected in Dentalserv.com Balance
Sheet.

     2.11   Intellectual Property. Dentalserv.com owns, or is
            ---------------------
licensed or otherwise possesses legally enforceable and unencumbered rights to use, all patents, trademarks, trade names, service marks, domain names, copyrights, and any applications therefor, maskworks, schematics, trade secrets, computer software programs (in both source code, except in circumstances where Dentalserv.com only possesses a license to the object code form, and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used in the business
           ---------------------
of Dentalserv.com ("Dentalserv.com Intellectual Property").
                    ------------------------------------
     2.12    Taxes. Dentalserv.com properly completed and timely
             -----
filed all Tax Returns (as defined below) required to be filed by them and have paid all Taxes (as defined below) required to be paid, whether or not shown on any Tax Return. All unpaid Taxes of Dentalserv.com and its subsidiaries for periods through December
30, 2006, are reflected in Dentalserv.com Balance Sheet.

     "Tax" or "Taxes" shall mean all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, profit, gift severance, value added, disability, premium, recapture, credit, occupation, service, leasing, employment, stamp and other taxes, and shall include interest, penalties or addition attributable thereto or attributable to any failure to comply with any requirement Tax Returns.

     "Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any such document prepared on a consolidated, combined or unitary basis and also including any schedule or attachment thereto and including any amendment thereof.

     2.13   Labor Matters. Dentalserv.com is not a party to any
            -------------
collective bargaining agreement or other labor union contract applicable to persons employed by Dentalserv.com nor does Dentalserv.com know of any activities or proceedings of any labor union to organize any such employees.

     2.14   Compliance With Laws. To Dentalserv.com's knowledge,
            --------------------
Dentalserv.com has complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Dentalserv.com.

     2.15   Minute Books. The minute books of Dentalserv.com made
            ------------
available to Medpro contain in all material respects a complete and accurate summary of all meetings of directors and stockholders or actions by written consent of Dentalserv.com during the past three years and through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     2.16    Brokers' and Finders' Fees. Dentalserv.com has not
             --------------------------
incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby except as disclosed on Schedule 2.16.

     2.17     Vote Required. The affirmative vote of
              -------------
Dentalserv.com's stockholders holding a majority of the outstanding shares of Dentalserv.com Common Stock is the only vote of the holders of any of Dentalserv.com's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.18    Board Approval. The Board of Directors of
             --------------
Dentalserv.com has (i) approved this Agreement and the Merger,
(ii) determined that this Agreement and the Merger are advisable and in the best interests of the stockholders of Dentalserv.com and are on terms that are fair to such stockholders and (iii) intends to recommend that the stockholders of Dentalserv.com approve this Agreement and consummation of the Merger.

     2.19    Over-the-Counter Bulletin Board Quotation.
             -----------------------------------------
Dentalserv.com Common Stock is quoted on the Over-the-Counter Bulletin Board ("OTC BB"). There is no action or proceeding
                 ------
pending or, to Dentalserv.com's knowledge, threatened against Dentalserv.com by Nasdaq or NASD, Inc. ("NASD") with respect to
                                         ----
any intention by such entities to prohibit or terminate the quotation of Dentalserv.com Common Stock on the OTC BB.

     2.20    Representations Complete. None of the
             ------------------------
representations or warranties made by Dentalserv.com herein or in any Schedule hereto, including the Dentalserv.com Disclosure Schedule, or certificate furnished by Dentalserv.com pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                           ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF MEDPRO
            ----------------------------------------

     Except as disclosed in that section of the document dated as of the date of this Agreement and delivered by Medpro to
Dentalserv.com prior to the execution and delivery of this
Agreement (the "Medpro Disclosure Schedule") corresponding to the
                --------------------------
Section of this Agreement to which any of the following representations and warranties specifically relate or as disclosed in another section of the Medpro Disclosure Schedule if it is reasonably applicable to Medpro on the face of the disclosure that it is applicable to another Section of this Agreement, Medpro represents and warrants to Dentalserv.com as follows:

     3.1    Organization, Standing and Power. Medpro is a
            --------------------------------
corporation duly organized, validly existing and in good
standing, and no certificates of dissolutions have been filed under the laws of its jurisdiction of organization.  Medpro and its subsidiaries have the corporate power to own its properties and to carry on its business as now being conducted and as
proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material
Adverse Effect on Medpro.  Medpro has delivered or made available to Dentalserv.com a true and correct copy of the Certificate of Incorporation (the "Certificate of Incorporation"), and the
                    ----------------------------
Bylaws, or other charter documents, as applicable, of Medpro, as amended to date. Medpro is not in violation of any of the provisions of its charter or bylaws or equivalent organizational documents. Medpro is not in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Except as disclosed in Schedule 3.1 of
                                                  ---------------
the Medpro Disclosure Schedule, Medpro does not directly or
------------------------------
indirectly own any equity or similar interest in,
or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. Schedule 3.1
                                                       ------------
of the Medpro Disclosure Schedule lists, and Medpro has delivered to
---------------------------------
Dentalserv.com copies of, the charters of each committee of Medpro's Board of Directors and any code of conduct or similar policy adopted by Medpro.

     3.2    Capital Structure.  The authorized capital stock of
            -----------------
Medpro consists of 25,000,000 shares of common stock, $.01 par value, of which 22,820,529 shares of Medpro Common Stock were issued and outstanding as of the close of business on the date hereof and 5,000,000 shares of preferred stock, $.01 par value, none of which were issued and outstanding as of the close of business on the date hereof. Medpro has (a) convertible notes outstanding which Medpro expects to be converted in accordance with their terms, into 476,013.50 shares of Medpro Common Stock before the Effective Time; and (b) agreements to convert debt and other obligations of Medpro into 1,582,820.50 shares of Medpro Common Stock before the Effective Time. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after the date hereof. All outstanding shares of Medpro Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Medpro or any agreement to which Medpro is a party or by which it is bound.

     3.3   Authority. Medpro has all requisite corporate power
           ---------
and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject only to the adoption of this Agreement by Medpro's stockholders holding a majority of the outstanding shares of Medpro Common Stock. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby has been duly authorized by all necessary corporate action on the part of Medpro, subject only to the adoption of this Agreement by Medpro's stockholders holding a majority of the outstanding shares of Medpro Common Stock. This Agreement has been duly executed and delivered by Medpro and constitutes the valid and binding obligation of Medpro enforceable against Medpro in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Medpro or any of its subsidiaries, as amended, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Medpro or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of subsection
(ii) above could not have had and could not reasonably be expected to have a Material Adverse Effect on Medpro. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Medpro or any of its subsidiaries in connection with the execution and delivery of this Agreement by Medpro or the consummation by Medpro of the transactions contemplated hereby, except for (i) the filing of the

Certificate of Merger as provided in Section 1.2; (ii) any filings
                                     -----------
as may be required under applicable state securities laws and the securities laws of any foreign country; (v) any filings required with the OTC BB with respect to the shares of Medpro Common Stock issuable upon exchange of Dentalserv.com Common Stock in the Merger; and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Medpro and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

     3.4     Financial Statements.  The financial statements of
             --------------------
Medpro provided to Dentalserv.com, including the notes thereto (the "Medpro Financial Statements") were complete and correct in
      ---------------------------
all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other. The Medpro Financial Statements fairly present the consolidated financial condition and operating results of Medpro and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).

     3.5     Absence of Certain Changes.  Since June 30, 2007
             --------------------------
(the "Medpro Balance Sheet Date"), Medpro has conducted its
      -------------------------
business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or is reasonably likely to result in, or to the best of Medpro's knowledge any event beyond Medpro's control that is reasonably likely to result in, a Material Adverse Effect to Medpro; (ii) any acquisition, sale or transfer of any material asset of Medpro or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Medpro or any revaluation by Medpro of any of its or any of its subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Medpro, or any direct or indirect redemption, purchase or other acquisition by Medpro of any of its shares of capital stock; (v) any material contract entered into by Medpro or any of its subsidiaries, other than in the ordinary course of business, or any amendment or termination of, or default under, any material contract to which Medpro or any of its subsidiaries is a party or by which it is bound; (vi) any amendment or change to Medpro's Certificate of Incorporation or Bylaws except as required by the transactions contemplated hereby; or (vii) any increase in or modification of the compensation or benefits payable, or to become payable, by Medpro to any of its directors or employees, other than pursuant to scheduled annual performance reviews, provided that any resulting modifications are in the ordinary course of business and consistent with Medpro's past practices. Medpro has not agreed since June 30, 2007 to do any of the things described in the preceding clauses (i) through (vii) and is not currently involved in any negotiations to take any of the actions described in the preceding clauses (i) through (vii) (other than negotiations with Dentalserv.com and its representatives regarding the transactions contemplated by this Agreement).

     3.6    Absence of Undisclosed Liabilities.  Medpro has no
            ----------------------------------
material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) the Balance Sheet set forth on Schedule 3.6 of the Medpro Disclosure Schedule,
             ----------------------------------------------
dated as of December 31, 2006 (the "Medpro Balance Sheet"), (ii)
                                    --------------------
those incurred in the ordinary course of business and not required to be set forth in the Medpro Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business since the Medpro Balance Sheet date and not reasonably likely to have a Material Adverse Effect on Medpro, and (iv) those incurred in connection with this Agreement.

     3.7    Litigation. There is no private or governmental
            ----------
action, suit, proceeding, claim, arbitration, audit or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Medpro or any of its subsidiaries, threatened against Medpro or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Medpro. There is no injunction, judgment, decree, order or regulatory restriction imposed upon Medpro or any of its subsidiaries or any of their respective assets or business, or, to the knowledge of Medpro and its subsidiaries, any of their respective directors or officers (in their capacities as such), that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Medpro. Schedule 3.7 of the Medpro
                                   --------------------------
Disclosure Schedule lists all actions, suits, proceedings,
-------------------
claims, arbitrations, audits and investigations pending before any agency, court or tribunal that involve Medpro or any of its subsidiaries.

     3.8    Restrictions on Business Activities. There is no
            -----------------------------------
agreement, judgment, injunction, order or decree binding upon Medpro or any of its subsidiaries which has or reasonably could be expected to have the effect of prohibiting or materially impairing any business practice of Medpro or any of its subsidiaries, any acquisition of property by Medpro or any of its subsidiaries or the conduct of business by Medpro or any of its subsidiaries.

     3.9   Taxes.
           -----
          (a) Medpro and any consolidated, combined, unitary or aggregate group for Tax purposes of which Medpro is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have paid all Taxes required to be paid, whether or not shown on any Tax Return. All unpaid Taxes of Medpro for periods through December 31, 2006, are reflected in the Medpro Balance Sheet. Medpro has no liability for unpaid Taxes accruing after December 31, 2006, other than Taxes arising in the ordinary course of its business subsequent to December 31, 2006.

          (b) There is (i) no claim for Taxes that is a lien against the property of Medpro or is being asserted against Medpro other than liens for Taxes not yet due and payable;
     (ii) no audit of any Tax Return of Medpro that is being conducted by a Tax authority that is currently pending or threatened, and Medpro has not been notified of any proposed Tax claims or assessments against Medpro; (iii) no extension of the statute of limitations on the assessment of any Taxes that has been granted by Medpro and that is currently in effect; and (iv) no agreement, contract or arrangement to which Medpro is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G, 162 or 404 of the Code. Medpro has not been or will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

          (c) There are no Tax sharing or Tax allocation agreements to which Medpro is a party or to which it is bound. Medpro has not filed any disclosures under
     Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Medpro has never been a member of a consolidated, combined or unitary group of which Medpro was not the ultimate Medpro corporation. Medpro has in its possession receipts for any Taxes paid to foreign Tax authorities.

          (d) Medpro has withheld (and paid over to the appropriate governmental authorities) with respect to either its employees or any third party all Taxes required to be withheld, including, but not limited to, FICA and FUTA.

          (e)    Medpro subsidiaries has never been a United
     States real property holding corporation within the meaning of Section 897 of the Code.

     3.10   Labor Matters. Medpro is not a party to any
            -------------
collective bargaining agreement or other labor union contract applicable to persons employed by Medpro nor does Medpro know of any activities or proceedings of any labor union to organize any such employees.

     3.11   Intellectual Property.  Medpro owns, or is licensed
            ---------------------
or otherwise possesses legally enforceable and unencumbered rights to use, all patents, trademarks, trade names, service marks, domain names, copyrights, and any applications therefor, maskworks, schematics, trade secrets, computer software programs (in both source code, except in circumstances where Medpro only possesses a license to the object code form, and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used in the business
           ---------------------
of Medpro ("Medpro Intellectual Property"). Medpro owns and
            ----------------------------
possesses source code for all software owned by Medpro and owns or has valid licenses and possesses source code for all products owned, distributed and presently supported by Medpro.

     3.12   Interested Party Transactions. Except as disclosed in
            -----------------------------
Schedule 3.12 of the Medpro Disclosure Schedule, Medpro is not
-----------------------------------------------
indebted to any director or officer of Medpro (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Medpro.

     3.13   Compliance With Laws. Medpro has complied with, is
            --------------------
not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as would not be reasonably expected to have a Material Adverse Effect on Medpro.

     3.14   Broker's and Finders' Fees. Medpro has not incurred,
            --------------------------
nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby other than payments to SC Capital Partners.

     3.15   Minute Books. The minute books of Medpro made
            ------------
available to Dentalserv.com contain in all material respects a complete and accurate summary of all meetings of directors and stockholders or actions by written consent of Medpro during the past three years and through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     3.16   Vote Required. The affirmative vote of Medpro's
            -------------
stockholders holding a majority of the outstanding shares of Medpro Common Stock is the only vote of the holders of any of Medpro's capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     3.17   Board Approval. The Board of Directors of Medpro has
            --------------
(i) approved this Agreement and the Merger, (ii) determined that this Agreement and the Merger are advisable and in the best interests of the stockholders of Medpro and are on terms that are fair to such stockholders and (iii) intends to recommend that the stockholders of Medpro approve this Agreement and consummation of the Merger.

     3.18   Representations Complete. None of the representations
            ------------------------
or warranties made by Medpro herein or in any Schedule hereto, including the Medpro Disclosure Schedule, or certificate furnished by Medpro pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                           ARTICLE IV
               CONDUCT PRIOR TO THE EFFECTIVE TIME
               -----------------------------------

     4.1   Conduct of Business. During the period from the date
           -------------------
of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of Medpro and Dentalserv.com agrees (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other party), to carry on its and its subsidiaries' business in the ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its subsidiaries to pay debts and Taxes when due, subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, use its reasonable best efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees and use its reasonable best efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of Medpro and Dentalserv.com agrees to promptly notify the other of any material event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event that would have a Material Adverse Effect on Medpro or Dentalserv.com.

     4.2   Restrictions on Conduct of Business. During the period
           -----------------------------------
from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, neither Medpro nor Dentalserv.com shall do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other:

          (a)   Charter Documents. Cause or permit any amendments
                -----------------
     to its Certificate of Incorporation or Bylaws;

          (b)   Dividends; Changes in Capital Stock. Declare or
                -----------------------------------
     pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

          (c)   Stock Option Agreements, Etc. Take any action to
                ----------------------------
     accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock option agreements or authorize cash payments in exchange for any options or other rights granted under any of such agreements, except changes that would allow accelerated vesting if holders of Dentalserv.com rights or options are terminated without cause within 12 months after the Effective Time;

          (d)   Material Contracts. Enter into any contract or
                ------------------
     commitment, or violate, amend or otherwise modify or waive any of the terms of any of its contracts, other than in the ordinary course of business consistent with past practice;

          (e)  Issuance of Securities. Except as set forth on
               ----------------------
     Schedule 4.2(e) and with respect to the private placement offering of up to $13,000,000.00 of Dentalserv.com Preferred Stock and warrants to purchase Dentalserv.com Common Stock, or the issuance of Medpro Common Stock in connection with the agency agreement between Medpro and SGPF, LLC, issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its common stock pursuant to the conversion of preferred stock, or exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement;

          (f)  Dispositions. Sell, lease, license or otherwise
               ------------
     dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, except in the ordinary course of business consistent with past practice;

          (g)   Indebtedness. Except in its ordinary course of
                ------------
     business, incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others in excess of $500,000.00 in the aggregate;

          (h)   Payment of Obligations. Pay, discharge or satisfy
                ---------------------
     in an amount in excess of $50,000.00 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Medpro Financial Statements or Dentalserv.com Financial Statements, as applicable;

          (i)    Capital Expenditures. Make any capital
                 --------------------
     expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice that do not exceed $100,000.00 individually or in the aggregate;

          (j)   Acquisitions. Except with respect to the issuance
                ------------
     of Medpro Common Stock in connection with the agency agreement between Medpro and SGPF, LLC, acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, or acquire any equity securities of any corporation, partnership, association or business organization;

          (k)    Taxes.  Other than in the ordinary course of
                 -----
     business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (l)    Revaluation. Revalue any of its assets,
                 -----------
     including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (m)   Accounting Policies and Procedures.  Make any
                ----------------------------------
     change to its accounting methods, principles, policies, procedures or practices, except as may be required by GAAP, Regulation S-X promulgated by the SEC or applicable statutory accounting principles;

          (n)   Other. Take or agree in writing or otherwise to
                -----
     take, any of the actions described in Sections 4.2(a)
                                           ---------------
     through (m) above, or any action which would make any of its
     -----------
     representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

                            ARTICLE V
                      ADDITIONAL AGREEMENTS
                      ---------------------

     5.1   Effectiveness of the Merger. Dentalserv.com shall
           ---------------------------
promptly after the date hereof take all action necessary in accordance with Nevada Law and its Certificate of Incorporation and Bylaws to approve the Merger within 45 days of the date of this Agreement.

     5.2   Access to Information.
           ---------------------

          (a) Except as prohibited by applicable law, each of Medpro and Dentalserv.com shall afford the other and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of such party's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of such party and its subsidiaries as the other party may reasonably request. Each of Medpro and Dentalserv.com agree to provide to the other and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

          (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Medpro and Dentalserv.com shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

          (c) No information or knowledge obtained in any investigation pursuant to this Section 5.2 shall affect or
                                    -----------
     be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.3    Confidential Information; Non-Solicitation or Negotiation.
            ---------------------------------------------------------

          (a)  Confidential Information. Except in connection
               ------------------------
     with any dispute between the parties and subject to any obligation to comply with (i) any applicable law, (ii) any rule or regulation of any governmental authority or securities exchange, or (iii) any subpoena or other legal process to make information available to the persons entitled thereto, whether or not the transactions contemplated herein shall be concluded, all information obtained by any party about any other, and all of the terms and conditions of this Agreement, shall be kept in confidence by each party, and each party shall cause its stockholders, directors, officers, managers, employees, agents and attorneys to hold such information confidential.
     Such confidentiality shall be maintained to the same degree as such party maintains its own confidential information and shall be maintained until such time, if any, as any such data or information either is, or becomes, published or a matter of public knowledge; provided, however, that the foregoing shall not apply to any information received by a party from a source not known by such party to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the other party, nor to any information obtained by a party which is generally known to others engaged in the trade or business of such party. In the event a party to this Agreement becomes legally compelled to disclose any such information, it shall promptly provide the others with written notice of such requirement so that the other parties to this Agreement may seek a protective order or other remedy. If this Agreement shall be terminated for any reason, the parties shall return or cause to be returned to the others all written data, information, files, records and copies of documents, worksheets and other materials obtained by such parties in connection with this Agreement.

          (b)    No Solicitation or Negotiation. Unless and until
                 ------------------------------
     this Agreement is terminated, Medpro shall not cause, suffer or permit its directors, officers, stockholders, employees, representatives, agents, investment bankers, advisors, accountants or attorneys to initiate or solicit, directly or indirectly, any inquiries or the making of any offer or proposal that constitutes or could be reasonably expected to lead to an a proposal or offer (other than by Dentalserv.com) for a stock purchase, asset acquisition, merger, consolidation or other business combination involving Medpro or any proposal to acquire in any manner a direct or indirect substantial equity interest in, or all or any substantial part of the assets of Medpro (an "Alternative Proposal") from any person and/or entity, or engage in negotiations or discussions relating thereto or accept any Alternative Proposal, or make or authorize any statement, recommendation or solicitation in support of any Alternative Proposal. Medpro shall notify Dentalserv.com orally and in writing of the receipt of any such inquiries, offers or proposals (including the terms and conditions of any such offer or proposal, the identity of the person and/or entity making it and a copy of any written Alternative Proposal), as promptly as practicable and in any event within 48 hours after the receipt thereof, and shall keep Dentalserv.com informed of the status and details of any such inquiry, offer or proposal. Medpro shall immediately terminate any existing solicitation, activity, discussion or negotiation with any person and/or entity hereafter conducted by any officer, employee, director, stockholder or other representative thereof with respect to the foregoing.

     5.4    Public Disclosure. Unless otherwise permitted by this
            -----------------
Agreement, Medpro and Dentalserv.com shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by the SEC or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD, in which case the party proposing to issue such press release or make such public statement or disclosure shall use its commercially reasonable efforts to consult with the other party before issuing such press release or making such public statement or disclosure.

     5.5    Consents.
            --------

     Each of Medpro and Dentalserv.com shall promptly apply for or otherwise seek, and use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR.
The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

     5.6    Legal Requirements. Each of Medpro and Dentalserv.com
            ------------------
will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.7    Blue Sky Laws. Medpro shall use its reasonable best
            -------------
efforts to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Medpro Common Stock in connection with the Merger. Dentalserv.com shall use its reasonable best efforts to assist Medpro as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Medpro Common Stock in connection with the Merger.

     5.8   Form 8-K. At least five (5) days prior to Closing,
           --------
Dentalserv.com shall prepare a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by Dentalserv.com and its accountant, and such other information that may be required to be disclosed with respect to the Merger in any report or form to be filed with the SEC ("Merger Form 8-K"), which shall be in a form
                     ---------------
reasonably acceptable to Medpro. Prior to Closing, Medpro and Dentalserv.com will prepare the press release announcing the consummation of the Merger hereunder ("Press Release").
                                       -------------
Simultaneously with the Closing, Medpro shall file and distribute the Press Release. Within four (4) business days after the Closing, the Surviving Corporation shall file the Merger Form 8-K with the SEC.

     5.9   Indemnification.
           ---------------

          (a) After the Effective Time, the Surviving Corporation will fulfill and honor in all respects (i) the obligations of Dentalserv.com pursuant to the indemnification provisions of Dentalserv.com's Articles of Incorporation and Bylaws or any indemnification agreement with Dentalserv.com officers and directors to which Dentalserv.com is a party, and (ii) the obligations of Medpro pursuant to the indemnification provisions of Medpro's Certificate of Incorporation and Bylaws or any indemnification agreement with Medpro officers and directors to which Medpro is a party, in each case in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. All such indemnification agreements are forth on Schedule 5.9 of the Dentalserv.com Disclosure
              ---------------------------------------------
     Schedule or Schedule 5.9 of the Medpro Disclosure Schedule,
     --------    ----------------------------------------------
     as applicable. Without limitation of the foregoing, in the event any person so indemnified (an "Indemnified Party") is
                                          -----------------
     or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, Dentalserv.com or Medpro (as the case may be) shall pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith to the fullest extent permitted by the Law . Any Indemnified Party wishing to claim indemnification under this Section 5.9, upon
                                         -----------
     learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Dentalserv.com, Medpro, or the Surviving Corporation (as the case may be, the "Indemnifying Party") of such claim.

          (b) To the extent there is any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) against an Indemnified Party that arises out of or pertains to any action or omission in his or her capacity as director, officer, employee, fiduciary or agent of either Dentalserv.com or Medpro occurring before the Effective Time, or arises out of or pertains to the transactions contemplated by this Agreement for a period lasting until the expiration of five years after the Effective Time (whether arising before or after the Effective Time), in each case for which such Indemnified Party is indemnified under this Section 5.9, such
                                     -----------
     Indemnified Party shall be entitled to be represented by counsel, which counsel shall be selected by the Indemnifying Party (provided that if use of such counsel would be expected under applicable standards of professional conduct to give rise to a conflict between the position of the Indemnified Person and of the Indemnifying Party, the Indemnified Party shall be entitled instead to be represented by counsel selected by the Indemnified Party and reasonably acceptable to the Indemnifying Party) and following the Effective Time, the the Indemnifying Party shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and the Indemnifying Party will cooperate in the defense of any such matter; provided, however, that the Indemnifying Party shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made prior to the expiration of such five year period, all rights to indemnification in respect to any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the position of any two or more Indemnified Parties.

          (c)   The provisions of this Section 5.9 are intended
                                       -----------
     to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

     5.10   Tax Treatment. For U.S. federal income tax purposes,
            -------------
it is intended that the Merger qualify as a reorganization within the meaning of the Code, and the parties hereto intend that this Agreement shall constitute a "plan of reorganization" within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). the Surviving Corporation will report the Merger on its income tax returns in a manner consistent with treatment of the Merger as a Code Section 368(a) reorganization. Neither Medpro, Dentalserv.com nor any of there respective affiliates has taken any action, nor will they take any action, that could reasonably be expected to prevent or impede the Merger from qualifying as a reorganization under
Section 368 of the Code.

     5.11   Best Efforts and Further Assurances. Each of the
            -----------------------------------
parties to this Agreement shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

                           ARTICLE VI
                    CONDITIONS TO THE MERGER
                    ------------------------

     6.1   Conditions to Obligations of Each Party to Effect the
           -----------------------------------------------------
Merger. The respective obligations of each party to this
------
Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a)    Stockholder Approval. This Agreement and the
                 --------------------
     Merger shall have been approved and adopted by the requisite vote of the stockholders of Dentalserv.com under Nevada Law and by the requisite vote of the stockholders of Medpro under Delaware Law.

          (b)    No Injunctions or Restraints; Illegality. No
                 ----------------------------------------
     temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable best efforts to have such injunction or other order lifted.

          (c)    Governmental Approvals. Medpro, Dentalserv.com
                 ----------------------
     and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state Blue Sky laws, and under HSR.

     6.2     Additional Conditions to Obligations of
             ---------------------------------------
Dentalserv.com. The obligations of Dentalserv.com to consummate
--------------
and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Dentalserv.com:

          (a)   Representations, Warranties and Covenants. (i)
                -----------------------------------------
     The representations and warranties of Medpro in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true and correct in all respects) both when made and on and as of the Effective
     Time as though such representations and warranties were made on and as of such time (provided that those representations and warranties which address matters only as of a particular date shall be true and correct as of such date) and (ii) Medpro shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

          (b)   Certificate of Medpro. Dentalserv.com shall have
                ---------------------
     been provided with a certificate executed on behalf of Medpro by its President and Chief Financial Officer certifying that the conditions set forth in Section 6.2(a) shall have been fulfilled.

          (c)   Third Party Consents. Dentalserv.com shall have
                --------------------
     been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under the contracts of Medpro set forth on Schedule 6.2(c) of the Medpro Disclosure Schedule.

          (d)   Injunctions or Restraints on Conduct of Business.
                ------------------------------------------------
     No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Medpro's conduct or operation of the business of Medpro and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (e)   No Material Adverse Changes. There shall not have
                ---------------------------
     occurred any Material Adverse Effect on Medpro, or any change that has a Material Adverse Effect on Medpro.

          6.3   Additional Conditions to the Obligations of
                -------------------------------------------
     Medpro. The obligations of Medpro to consummate and effect
     ------
     this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Medpro:

          (a)   Representations, Warranties and Covenants. (i)
                -----------------------------------------
     The representations and warranties of Dentalserv.com in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) both when made and on and as of the Effective Time as though such representations and warranties were made on and as of such time (provided that those representations and warranties which address matters only as of a particular date shall be true and correct as of such date) and (ii) Dentalserv.com shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

          (b)   Certificate of Dentalserv.com.  Medpro shall have
                -----------------------------
     been provided with a certificate executed on behalf of Dentalserv.com by its President and Chief Financial Officer certifying that the conditions set forth in Section 6.3(a) shall have been fulfilled.

          (c)   Injunctions or Restraints on Conduct of Business.
                ------------------------------------------------
     No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Dentalserv.com's conduct or operation of the business of Dentalserv.com following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (d)   No Material Adverse Changes. There shall not have
                ---------------------------
     occurred any Material Adverse Effect on Dentalserv.com, or any change that has a Material Adverse Effect on Dentalserv.com.

          (e)  Officers and Directors of Dentalserv.com.
               ----------------------------------------
     Dentalserv.com shall have obtained and delivered to Medpro copies of the resignations of those persons listed on
     Schedule 6.3(e) from their positions as officers and
     ---------------
     directors of Dentalserv.com, and shall have taken all necessary action for the appointment of the persons listed on Schedule 6.2(e) to the positions set forth opposite their
        ---------------
     names, all effective at and as of the Closing. Immediately prior to the effectiveness of the resignations of the directors of Dentalserv.com, the directors of Dentalserv.com shall have appointed persons designated by Medpro to fill vacancies on Dentalserv.com's board of directors, including, if applicable, vacancies created by the resignations described herein.

          (f)   Stock Quotation. Dentalserv.com Common Stock at
                ---------------
     Closing shall be quoted on the OTC BB, and there will be no action or proceeding pending or threatened against Dentalserv.com by the NASD to prohibit or terminate the quotation of Dentalserv.com Common Stock on the OTC BB.

          (g)  SEC Compliance. Immediately prior to the Closing,
               --------------
     Dentalserv.com shall be in compliance with the reporting requirements under the Exchange Act, and shall have timely filed all Exchange Act reports for the twelve month period preceding the Closing.

                           ARTICLE VII
                TERMINATION, AMENDMENT AND WAIVER
                ---------------------------------

     7.1    Termination. At any time prior to the Effective Time,
            -----------
whether before or after approval of the matters presented in connection with the Merger by the stockholders of Dentalserv.com, this Agreement may be terminated:

          (a)  by mutual consent of Medpro and Dentalserv.com;

          (b) by either Medpro or Dentalserv.com, if, without fault of the terminating party, the Closing shall not have occurred on or before October 31, 2007, or such later date as may be agreed upon in writing by the parties hereto (the "Final Date");
      ----------

          (c) by Medpro, if Dentalserv.com breaches any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in
     Section 6.3(a) not to be satisfied and such breach shall not
     --------------
     have been cured within ten (10) business days of receipt by Dentalserv.com of written notice of such breach (and Medpro has not willfully breached any of its covenants hereunder, which breach is not cured);

          (d) by Dentalserv.com, if Medpro breaches any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in
     Section 6.2(a) not to be satisfied and such breach shall not
     --------------
     have been cured within ten (10) business days of receipt by Medpro of written notice of such breach (and Dentalserv.com has not willfully breached any of its covenants hereunder, which breach is not cured); or

          (e) by either Medpro or Dentalserv.com if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (ii) any required approval of the stockholders of Medpro or Dentalserv.com shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof (provided that the right to terminate this Agreement under this subsection (ii) shall not be available to Medpro or Dentalserv.com where the failure to obtain such stockholder approval shall have been caused by the action or failure to act of Medpro or Dentalserv.com and such action or failure constitutes a breach by Medpro or Dentalserv.com of this Agreement).

     7.2   Effect of Termination. In the event of termination of
           ---------------------
this Agreement as provided in Section 7.1, this Agreement shall
                              -----------
forthwith become void and there shall be no liability or obligation on the part of Medpro or Dentalserv.com or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section 5.3 (Confidentiality),
                        -----------
Section 7.3 (Expenses and Termination Fees), this Section 7.2 and
-----------                                       -----------
Section 8.1 (Non-Survival at Effective Time) shall remain in full
-----------
force and effect and survive any termination of this Agreement. Nothing herein shall relieve any party from liability in connection with a breach by such party of the representations, warranties or covenants of such party to this Agreement.

     7.3    Expenses and Termination Fees.
            -----------------------------

          (a)  Subject to subsections (b) and (c) of this
     Section 7.3, whether or not the Merger is consummated, all
     -----------
     costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby
     (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense.

          (b)  If Medpro terminates this Agreement pursuant to
     Section 7.1(c) then Dentalserv.com shall promptly reimburse
     --------------
     Medpro for all of the out-of-pocket costs and expenses incurred by Medpro in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

          (c)  If Dentalserv.com terminates this Agreement
     pursuant to Section 7.1(d) Medpro shall promptly reimburse
                 --------------
     Dentalserv.com for all of the out-of-pocket costs and expenses incurred by Dentalserv.com in connection with this Agreement and the transactions contemplated hereby
     (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

     7.4    Amendment. The Boards of Directors of the parties
            ---------
hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Medpro shall not
(i) alter or change the amount or kind of consideration to be received on conversion of Medpro Common Stock, (ii) alter or change any term of the Articles of Incorporation of Dentalserv.com to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would materially adversely affect the holders of Medpro Common Stock.

     7.5    Extension; Waiver. At any time prior to the Effective
            -----------------
Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                          ARTICLE VIII
                       GENERAL PROVISIONS
                       ------------------

     8.1   Non-Survival at Effective Time. The representations,
           ------------------------------
warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.3 (Confidentiality), 5.8 (Form 8-K),
                    -----------                    ---
5.9 (Indemnification), 5.11 (Best Efforts and Further
---                    ----
Assurances), 7.3 (Expenses and Termination Fees), 7.4
             ---                                  ---
(Amendment), and this Article VIII shall survive the Effective Time.
                      ------------
     8.2    Notices. All notices and other communications
            -------
hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

          (a)  if to Medpro, to:


               Medpro Safety Products, Inc.
               817 Winchester Road

               Lexington, KY 40505
               Attention: Chief Executive Officer
               Facsimile No.: (859) 225-5347
               Telephone No.: (859) 225-5375


               with a copy (which shall not constitute notice to Medpro) to:

               Frost Brown Todd LLC
               250 West Main, Suite 2700
               Lexington, Kentucky
               Attention: Paul E. Sullivan, Esq.
               Facsimile No.: (859) 231-0011
               Telephone No.: (859) 231-0000

          (b)  if to Dentalserv.com, to:

               Dentalserv.com
               20 W. 55th Street
               5th Floor
               New York, NY 10010
               Tel. No.:(212) 849-8248
               Fax No.: (212) 867-1416


               with a copy (which shall not constitute notice to Dentalserv.com) to:

               Law Office of Eugene Michael Kennedy
               517 SW First Avenue
               Ft. Lauderdale, FL 33301
               Attn: Eugene Michael Kennedy, Esq.
               Tel. No.:  (954) 524-4155
               Fax No.:  (954) 525-4169



     8.3    Interpretation. When a reference is made in this
            --------------
Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 5, 2007. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4   Counterparts. This Agreement may be executed in one or
           ------------
more counterparts, including by facsimile, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5   Entire Agreement; Nonassignability; Parties in
           ----------------------------------------------
Interest. This Agreement and the documents and instruments and
--------
other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including Dentalserv.com Disclosure Schedule and the Medpro Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

     8.6   Severability. If any provision of this Agreement, or
           ------------
the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7    Remedies Cumulative. Except as otherwise provided
            -------------------
herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8    Governing Law. This Agreement shall be governed by
            -------------
and construed in accordance with the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of New York in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of New York for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     8.9    Rules of Construction. The parties hereto agree that
            ---------------------
they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.


                    [SIGNATURE PAGE FOLLOWS]

                 Merger Agreement Signature Page

     IN WITNESS WHEREOF, Medpro and Dentalserv.com have caused this Agreement and Plan of Merger to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.


                                 DENTALSERV.COM


                                 By:__________________________




                                 _____________________________




                                 MEDPRO SAFETY PRODUCTS, INC.


                                 By:__________________________

                            Exhibit A
                            ---------

                      CERTIFICATE OF MERGER

                               Of

                  Medpro Safety Products, Inc.

                    (a Delaware corporation)

                          with and into

                         DENTALSERV.COM

                     (a Nevada corporation)

Under Section 78.416 of the Private Corporations law, Nevada Revised Statutes

  The undersigned corporation, Dentalserv.com, hereby certifies that:

          FIRST:    The name and state of incorporation of each
of the constituent corporations is: Medpro Safety Products, Inc., a Delaware corporation (the "Disappearing Corporation"), and
                             ------------------------
Dentalserv.com, a Nevada corporation (the "Surviving Corporation").
                                           ---------------------
          SECOND:   An agreement of merger has been approved,
adopted, certified, executed and acknowledged by the Disappearing Corporation and by the Surviving Corporation in accordance with the provisions of the Private Corporations law, Nevada Revised Statues.

          THIRD:   The name of the Surviving Corporation is
Dentalserv.com.

          FOURTH:  The Amended and Restated Articles of
Incorporation, in the form of attached Exhibit A, shall be the
                                       ---------
Articles of Incorporation of the Surviving Corporation, which shall change its name to Medpro Safety Products, Inc. upon the effectiveness of this Certificate.

          FIFTH:   The executed agreement of merger is on file at
the principal place of business of the Surviving Corporation at:

                  Dentalserv.com
                  20 W. 55th Street
                  5th Floor
                  New York, NY 10010

          SIXTH:   A copy of the agreement of merger will be
furnished by the Surviving Corporation on request, and without cost, to any stockholder of the Disappearing Corporation or the Surviving Corporation.

          SEVENTH: This Certificate of Merger will be effective at 5:00 p.m. Eastern Time on _________, 2007.

     IN WITNESS WHEREOF, the undersigned has executed and subscribed to this Certificate of Merger on behalf of Dentalserv.com as its authorized officer and hereby affirms, under penalties of perjury, that this Certificate of Merger is the act and deed of such corporation and that the facts stated herein are true.

     DATED: October ___, 2007

                                  Dentalserv.com
                                  _____________________________
                                  a Nevada corporation


                                  By:___________________________
                                     Dr. Lawrence Chimerine,
                                     Chief Executive Officer







__________________________________________________________________

                            Exhibit B
                            ---------
                                                        EXHIBIT A

                      AMENDED AND RESTATED

                    ARTICLES OF INCORPORATION

                               OF

                         DENTALSERV.COM



DENTALSERV.COM, a Nevada corporation (the "Corporation"), does hereby certify that:

FIRST:    The original articles of incorporation of the
Corporation were filed with the Secretary of State of the Nevada on December 15, 1999 (the "Original Articles of Incorporation").

SECOND:   That the Board of Directors of the Corporation, by
unanimous written consent dated as of August 13, 2007, adopted resolutions setting forth proposed amendments to the Original Articles of Incorporation, declaring such amendments to be advisable and calling for the submission of such amendments to the stockholders of the Corporation for consideration thereof.


THIRD:   That  thereafter, pursuant to Section 78.320 of the
Private Corporations law, Nevada Revised Statutes, written consents approving the amendments set forth above were signed by holders of outstanding voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting on such date at which all shares entitled to vote thereon were present and voted.

FOURTH:   That  said amendments were duly adopted in accordance
with the provisions of Sections 78.1955, 78.2055, 78.315 & 78.320 of the Private Corporations law, Nevada Revised Statutes.

FIFTH:   That the capital of the Corporation shall not be reduced
under or by reason of said amendments.

SIXTH: The Original Articles of Incorporation of the Corporation are hereby amended and restated to read in full as follows:


ARTICLE I  NAME

The name of this corporation is Medpro Safety Products, Inc.

ARTICLE II PURPOSES

The purpose, object and nature of the business for which this corporation is organized are:

(a)  to engage in any lawful activity; and

(b) to carry on such business as may be necessary, convenient, or desirable to accomplish the above purposes, and to do all other things incidental thereto which are not forbidden by law or by these Articles of Incorporation.

ARTICLE III    DURATION

The corporation will have perpetual existence.

ARTICLE IV POWERS

The powers of the corporation will be those powers granted by
78.060 and 78.070 of the Nevada Revised Statutes under which this corporation is formed. In addition, the corporation will have the following specific powers:

(a) To elect or appoint officers and agents of the corporation and fix their compensation;

(b) To act as an agent for any individual, association, partnership, corporation, or other legal entity;

(c) To receive, acquire, hold, exercise rights arising out of the ownership or possession thereof, sell, or otherwise dispose of, shares or other interests in, or obligations of, individuals, associations, partnerships, corporations, or governments;

(d) To receive, acquire, hold, pledge, transfer, or otherwise dispose of shares purchased, directly or indirectly, out of earned surplus;

(e) To make gifts or contributions for the public welfare or for charitable, scientific or educational purposes.

ARTICLE V  AUTHORIZED CAPITAL STOCK


(a) The total number of shares which the Corporation shall have authority to issue is One Hundred Million (100,000,000), consisting of Ninety Million (90,000,000) shares of Common Stock, par value $0.001 per share, (hereafter called the "Common Stock"), and Ten Million (10,000,000) shares of Preferred Stock, par value $0.01 per share, (hereinafter called the "Preferred Stock")

(b) Each four (4) shares of Common Stock outstanding at 5:00 p.m. on August 10, 2007, shall be deemed to be one (1) share of Common Stock of the Corporation, par value $0.001 per share.

(c) Shares of Preferred Stock may be issued from time to time in one or more series as may be established from time to time by resolution of the Board of Directors of the Corporation (hereinafter the "Board"), each of which series shall consist of such number of shares and have such distinctive designations or title as shall be fixed by resolution of the Board prior to the issuance of any shares of such series. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution of the Board providing for the issuances of such series of Preferred Stock.

ARTICLE VI DIRECTORS

Section 1. Size of Board. The number of directors of this corporation may consist of from one (1) to nine (9) directors, as determined, from time to time, by the then existing Board of Directors. Their qualifications, terms of office, manner of election, time and place of meeting, and powers and duties will be such as are prescribed by statute and in the bylaws of the corporation.

Section 2. Powers of Board. In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered:

(a) To make, alter, amend and repeal the bylaws subject to the power of the shareholders to alter or repeal the bylaws made by the Board of Directors;

(b) Subject to the applicable provisions of the bylaws then in effect, to determine, from time to time, whether and to what extent, and at what times and places, and under what conditions and regulations, the account and books of the corporation, or any of them, will be open to shareholder inspection. No shareholder will have any right to inspect any of the accounts, books or documents of the corporation, except as permitted by law, unless and until authorized to do so by resolution of the Board of Directors or of the shareholders of the corporation;

(c) To issue stock of the corporation for consideration of any tangible or intangible property or benefit to the corporation including, but not limited to, cash, promissory notes, services performed, or for any other assets of value in accordance with the action of the Board of Directors without vote or consent of the shareholders and the judgment of the Board of Directors as to value received and in return therefore will be conclusive and said stock when issued will be fully paid and non-assessable;

(d) To authorize and issue, without shareholder consent, obligations of the corporation, secured and unsecured, under such terms and conditions as the Board, in its sole discretion, may determine, and to pledge or mortgage, as security therefore, any real or personal property of the corporation, including after acquired property;

(e) To determine whether any and if so what part of the earned surplus of the corporation will be paid in dividends to the shareholders, and to direct and determine other use and disposition of such earned surplus;

(f) To fix, from time to time, the amount of the profits of the corporation to be reserved as working capital or for any other lawful purpose;

(g) To establish bonus, profit-sharing, stock option or other types of incentive compensation plans for the employees, including officers and directors, of the corporation and to fix the amount of profits to be shared and distributed, and to determine the persons to participate in any such plans and the amount of their respective participations;

(h) To designate, by resolution or resolutions passed by a majority of the whole Board, one or more committees, each consisting of two or more directors, which to the extent permitted by law and authorized by the resolution of the bylaws will have and may exercise the powers of the Board;

(i) To provide for the reasonable compensation of its own members by bylaws, and to fix the terms and conditions upon which such compensation will be paid;

(j) In addition to the powers and authority herein before, or by statute, expressly conferred upon it, the Board of Directors may exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the provisions of the laws of the State of Nevada, of these Articles of Incorporation, and of the bylaws of the corporation.

Section 3. Interested Directors. No contract or transaction between this corporation and any of its directors, or between this corporation and any other corporation, firm, association, or other legal entity will be invalidated by reason of the fact that the director of the corporation has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm or association, or legal entity, or because the interested director was present at the meeting of the Board of Directors which acted upon or in reference to such contract or transaction, or because he participated in such action, provided that (1) the interest of each such director will have been disclosed to or known by the Board and a disinterested majority of the Board will have nonetheless ratified and approved such contract or transaction (such interested director or directors may be counted in determining whether a quorum is present for the meeting at which such ratification or approval is given); or (2) the conditions of N.R.S. 78.144 are met.

ARTICLE VII    LIMITATION OF LIABILITY OF OFFICERS OR DIRECTORS

     The personal liability of a director or officer of the corporation to the corporation or the shareholders for damages for breach of fiduciary duty as a director or officer will be limited to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law.

ARTICLE VIII   INDEMNIFICATION

Each director and each officer of the corporation may be indemnified by the corporation as follows:

(a) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with the action, suit or proceeding, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not itself create a presumption that the person did not act in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was lawful.

(b) The corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or other enterprise, against expenses including amounts paid in settlement and attorney's fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c) To the extent that a director, officer or employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonable incurred by him in connection with the defense.

(d) Any indemnification under subsection (a) and (b) unless ordered by a court or advanced pursuant to subsection (e), must be made by the corporation only as authorized in the specific case upon determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     By the stockholders;

     (i) By the Board of Directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

     (ii) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

     (iii) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(e) Expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(f) The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

     (i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or Articles of Incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection (b) or for the advancement of expenses made pursuant to subsection (e) may not be made to or on behalf of any director or officer if a final adjudication established that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

     (ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLE IX     PLACE OF MEETING; CORPORATE RECORD BOOKS

Subject to the laws of the State of Nevada, the shareholders and the directors will have the power to hold their meeting, and the directors will have the power to have an office or offices and to maintain the books of the corporation outside the State of Nevada, at such place or places as may from time to time be designated in the bylaws or by appropriate resolution.

ARTICLE X  AMENDMENT OF ARTICLES

The provision of these articles of incorporation may be amended, altered or repealed from time to time to the extent and manner prescribed by the laws of the State of Nevada, and additional provisions authorized by such laws as are then in force maybe added. All rights herein conferred on the directors, officers and shareholders are granted subject to reservation.

 Dentalserv.com
_______________________________________________________________
a Nevada corporation


By:____________________________________________________________
   Name:
   Title:

                  AGREEMENT AND PLAN OF MERGER

                             BETWEEN

                  MEDPRO SAFETY PRODUCTS, INC.

                               AND

                         DENTALSERV.COM

                        September 5, 2007
______________________________________________________________________

                        Table of Contents

                                                                   Page
                                                                   ----

ARTICLE I THE MERGER                                                 1

  1.1     The Merger                                                 1

  1.2     Closing; Effective Time                                    1

  1.3     Effect of the Merger                                       2

  1.4     Conversion of MedPro Common Stock                          2

  1.5     Surrender of Certificates                                  2

  1.6     No Further Ownership Rights in Medpro Common Stock         3

  1.7     Lost, Stolen or Destroyed Certificates                     3

  1.8     Tax Consequences                                           4

  1.9     Withholding Rights                                         4

  1.10    Taking of Necessary Action; Further Action                 4

ARTICLE II REPRESENTATIONS AND WARRANTIES OF DENTALSERV.COM          4

  2.1     Organization, Standing and Power                           4

  2.2     Capital Structure                                          5

  2.3     Authority                                                  5

  2.4     Financial Statements                                       6

  2.5     Absence of Certain Changes                                 6

  2.6     Absence of Undisclosed Liabilities                         7

  2.7     Litigation                                                 7

  2.8     Restrictions on Business Activities                        7

  2.9     Governmental Authorization                                 7

  2.10    Title to Property                                          7

                                                                   Page
                                                                   ----

  2.11    Intellectual Property                                      7

  2.12    Taxes                                                      8

  2.13    Labor Matters                                              8

  2.14    Compliance With Laws                                       8

  2.15    Minute Books                                               8

  2.16    Brokers' and Finders' Fees                                 8

  2.17    Vote Required                                              8

  2.18    Board Approval                                             9

  2.19    Over-the-Counter Bulletin Board Quotation                  9

  2.20    Representations Complete                                   9

ARTICLE III REPRESENTATIONS AND WARRANTIES OF MEDPRO                 9

  3.1     Organization, Standing and Power                           9

  3.2     Capital Structure                                         10

  3.3     Authority                                                 10

  3.4     Financial Statements                                      11

  3.5     Absence of Certain Changes                                11

  3.6     Absence of Undisclosed Liabilities                        11

  3.7     Litigation                                                12

  3.8     Restrictions on Business Activities                       12

                                                                   Page
                                                                   ----
  3.9     Taxes                                                     12

  3.10    Labor Matters                                             13

  3.11    Intellectual Property                                     13

  3.12    Interested Party Transactions                             13

  3.13    Compliance With Laws                                      13

  3.14    Broker's and Finders' Fees                                13

  3.15    Minute Books                                              14

  3.16    Vote Required                                             14

  3.17    Board Approval                                            14

  3.18    Representations Complete                                  14

ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE TIME                     14

  4.1     Conduct of Business                                       14

  4.2     Restrictions on Conduct of Business                       15

ARTICLE V ADDITIONAL AGREEMENTS                                     17

  5.1     Effectiveness of Merger                                   17

  5.2     Access to Information                                     17

  5.3     Confidential Information; Non-Solicitation or Negotiation 17

  5.4     Public Disclosure                                         18

  5.5     Consents                                                  18

  5.6     Legal Requirements                                        19

  5.7     Blue Sky Laws                                             19

  5.8     Form 8-K                                                  19

  5.9     Indemnification                                           19

  5.10    Tax Treatment                                             20

  5.11    Best Efforts and Further Assurances                       21

ARTICLE VI CONDITIONS TO THE MERGER                                 21

  6.1     Conditions to Obligations of Each Party to Effect         21
          the Merger

  6.2     Additional Conditions to Obligations of Dentalserv.com    21

  6.3     Additional Conditions to the Obligations of Medpro        22

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER                       23

  7.1     Termination                                               23

  7.2     Effect of Termination                                     24

  7.3     Expenses and Termination Fees                             24

  7.4     Amendment                                                 25

  7.5     Extension; Waiver                                         25

ARTICLE VIII GENERAL PROVISIONS                                     25

  8.1     Non-Survival at Effective Time                            25

  8.2     Notices                                                   25

  8.3     Interpretation                                            26

  8.4     Counterparts                                              27

  8.5     Entire Agreement; Nonassignability; Parties in Interest   27

  8.6     Severability                                              27

  8.7     Remedies Cumulative                                       27

  8.8     Governing Law                                             27

  8.9     Rules of Construction                                     27


______________________________________________________________________



                        TABLE OF CONTENTS
                        -----------------


EXHIBITS


A - Certificate of Merger


B- Amended and Restated Articles of Incorporation


SCHEDULES
---------

Dentalserv.com Disclosure Schedule
Medpro Disclosure Schedule





_____________________________________________________________________












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